As filed with the Securities and Exchange Commission on August 14, 2006

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

Under
The Securities Act of 1933

GENUTEC BUSINESS SOLUTIONS, INC.

(Exact name of registrant as specified in its charter)

Delaware	7389	81-0481368
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

28202 Cabot Road, Suite 650
Laguna Niguel, California  92677
(949) 309-4400

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Lee J. Danna, President and Chief Executive Officer
GenuTec Business Solutions, Inc.
28202 Cabot Road, Suite 650
Laguna Niguel, California  92677
(949) 309-4400

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Mark L. Skaist, Esq. Michael A. Hedge, Esq. STRADLING YOCCA CARLSON & RAUTH, P.C. 660 Newport Center Drive, Suite 1600 Newport Beach, California 92660 (949) 725-4000	Julie M. Kaufer, Esq. AKIN GUMP STRAUSS HAUER & FELD, LLP 2029 Century Park East, 22nd Floor Los Angeles, California 90067 (310) 229-1000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee
Common Stock ($0.01 par value)	$25,000,000.00	$2,675.00

        (1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

Subject to Completion, dated August 14, 2006

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the SEC is effective. This prospectus is not an offer to sell and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                    Shares

GenuTec Business Solutions, Inc.

Common Stock

This is an initial public offering of                         shares of our common stock.

No public market currently exists for our common stock. We intend to apply to list our common stock on the Nasdaq Global Market under the symbol GENU. The initial public offering price of our common stock is expected to be between $           and $           per share.

Investing in our common stock involves certain risks. See “Risk Factors” commencing on page 6 of this prospectus.

	Per Share	Total
Public offering price
Underwriting discounts and commissions(1)
Proceeds to us, before expenses

       (1) Does not reflect additional compensation to the underwriters in the form of a non-accountable expense allowance of 2% of the total offering price (excluding the over-allotment option) and warrants to purchase up to 10% of the total number of shares sold in this offering (excluding the over-allotment option) at an exercise price equal to 120% of the public offering price. See “Underwriting.”

The underwriters have a 45-day option to purchase up to an additional 15% of the total number of shares sold in this offering from us to cover over-allotments.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares to purchasers on or about                               , 2006.

Ladenburg Thalmann & Co. Inc.	Roth Capital Partners

The date of this prospectus is                  , 2006

You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. This prospectus is not an offer to sell, nor is it seeking an offer to buy, these securities in any state where the offer or sale is not permitted. The information in this prospectus is complete and accurate as of the date on the front cover, but the information may have changed since that date.

PROSPECTUS SUMMARY

The items in the following summary are described in more detail later in this prospectus. This summary provides an overview of selected information and does not contain all the information you should consider. Therefore, you should also read the more detailed information set out in this prospectus, including the financial statements and related notes appearing elsewhere in this prospectus. Unless the context otherwise requires or indicates, when used in this prospectus, the terms “GenuTec,” “we,” “us,” “our” and the “company” refer to GenuTec Business Solutions, Inc. and its wholly-owned subsidiaries, GenuTec Marketing, Inc., Smart Development LLC and CAN Acquisition Corp. Unless otherwise indicated, (a) the term “year end,” “fiscal year” or “fiscal” refers to GenuTec’s fiscal year ending September 30, (b) the information contained in this prospectus assumes that the underwriters do not exercise their overallotment option and does not take into account the issuance of any common stock upon exercise of warrants or stock options, (c) the information contained in this prospectus gives effect to a one-for-three reverse stock split of our outstanding shares of common stock to be effected prior to the consummation of this offering (and assumes no fractional shares will remain outstanding), and (d) all share data presented on a post-offering basis and financial data adjusted for the offering assume the sale of                 shares of our common stock at an assumed offering price of $         per share.

Our Company

We develop and offer internet-based, proprietary software solutions designed to enable our customers to use a number of fully automated in- and out-bound interactive voice response, or IVR, services to transmit automated outbound voice messages, political surveys and emergency notifications on a cost efficient basis. Our network, consisting of 47.5 dedicated DS-3’s, and approximately 100 servers, makes available to our customers over 31,000 telephone lines. Our customers are able to access our network through multiple communication channels, including the internet, and can transmit, on an automated basis, up to approximately three million 15-second voice messages per hour. More calls may be placed through our network in a given hour, depending on factors including the length of the transmitted message.

Historically, our revenues have been generated from voice messaging services provided to businesses, charities, and political organizations. These customers use our services to transmit voice messages to a large audience in a cost effective manner regarding product and event reminders, customer loyalty programs, political campaigns and fund-raising information. In 2003, we identified and began developing a software solution for the mass public emergency notification segment of the voice messaging industry. In September 2005, we acquired Smart Development Corp., or Smart, and its proprietary software which enabled us to fully automate the means by which our emergency notification customers are able to rapidly communicate with populations ranging in size from small select groups to millions of people. Through telephone and internet access, our customers can launch voice messaging services via our web portal, locally, nationally, or worldwide without any assistance from our employees. Also in September 2005, we acquired certain assets of Simtel Corporation, including contracts to provide emergency notification services to municipalities and government organizations. In January 2006, we acquired 151 contracts from Community Alert Network, Inc., or CAN, one of the first emergency notification companies in the United States. We continue to migrate these emergency notification accounts to our more automated emergency notification solution.

Industry Overview

The voice messaging industry, and specifically emergency notification, is a high growth industry. We expect demand for our services and solutions to increase within the United States, and to develop worldwide. According to Gartner, Inc., a leading research firm in technology, by year end 2007, 75% of the

Global 2000 companies will have emergency notification systems in place for employee communications in the event of a crisis.

Our Competitive Strengths

Our competitive strengths allow us to deliver high volume, automated, cost effective communications services. These competitive strengths include the following:

•       Capacity.   We process our services through multiple co-locations to provide redundancy. Our customers are able to access our network through multiple communications channels, including the internet. Currently, we have the capacity to transmit over three million 15-second messages per hour. More calls can be placed through our network in a given hour, depending on factors including the length of the transmitted message. Our computer telephony network currently has 47.5 dedicated DS-3’s and approximately 100 servers, making available to our customers over 31,000 telephone lines, and we can easily increase our capacity by acquiring additional servers.

•       Highly Automated Services.   Our proprietary technology allows our customers to launch emergency notification or other voice messaging campaigns immediately from any internet connection without our or any other third party involvement.

•       Cost Effective Delivery.   We are able to provide our interactive voice messaging and notification services to our customers on a cost efficient basis, given that our fully automated services are relatively easy to access and require only a telephone and a computer with an internet connection. This substantially reduces training costs and eliminates the need for our customers to purchase expensive computer telephony equipment, software and pay for ongoing equipment maintenance. In addition, we have long-standing relationships with our vendors and suppliers and are, therefore, able to obtain favorable pricing terms which allows us to keep our prices lower than many of our competitors.

Our Growth Strategy

Our mission and strategic goal is to become the leading provider of internet-based, high-speed communications solutions for businesses, political campaigns, corporations and governmental agencies by:

•       Entering into relationships with additional governmental agencies for our emergency notification solutions.   We believe that there is great demand now and in the future for services that enable governmental agencies to rapidly transmit emergency notifications to first responders as well as mass public emergency notifications prior to and following an emergency, such as a terrorist attack or a natural disaster. We are launching an emergency notification platform through a combination of strategic acquisitions of companies that have existing contractual relationships with governmental agencies for emergency notification services and through our direct sales efforts.

•       Diversifying our customer mix.   We intend to target larger, more established business enterprises, such as Fortune 1000 companies, as users of our solutions.

•       Leveraging our relationships with our existing customers to market additional services.   We intend to increase our revenues by expanding our service offerings to existing customers.

•       Strategic acquisitions.   We intend to increase our revenues by making strategic acquisitions, including acquisitions of new and complementary technologies as well as acquisitions of customers and customer leads.

Other Corporate Information

GenuTec Business Solutions, Inc. (f/k/a Bison States Finance Corporation, Amwest Finance Corporation) was incorporated in the State of Montana in January 1993, as a subsidiary of Montana Life Assurance Holding Company. In December 1998, Bison was spun off from Montana Life in a transaction in which the shareholders of Montana Life received a stock dividend consisting of shares of Bison. Following the spin-off, Bison had approximately 2,156 stockholders of record. In August 2000, Bison merged with Five Star Rated, Inc., or Five Star, a mobile technology company, whereby each share of common stock of Five Star was converted into three shares of Bison stock, and the name of the surviving corporation was changed to GenuTec Business Solutions, Inc. Following the merger, the surviving corporation had approximately 2,300 stockholders of record. Prior to the effectiveness of the registration statement of which this prospectus is a part, we intend to reincorporate in the State of Delaware through a merger of our company into a newly organized Delaware corporation of the same name.

Our headquarters are located at 28202 Cabot Road, Suite 650, Laguna Niguel, California 92677, and our telephone number at that address is (949) 309-4400. We maintain a worldwide web site at http://www.genutec.com. The information on our web site is not incorporated by reference into this prospectus.

The Offering

Common stock offered	shares
Common stock outstanding after this offering	(1) shares
Initial public offering price	$ per share
Use of proceeds

We intend to use the net proceeds we receive from this offering to pay down at least $5 million of outstanding debt, to pay all or a portion of any amounts owed as a result of the rescission offer, to engage in strategic acquisitions, to hire additional personnel, to acquire additional equipment and for working capital and general corporate purposes. See “Use of Proceeds.”

Proposed Nasdaq Global Market symbol	GENU

Unless we specifically state otherwise, all information in this prospectus gives effect to a one-for-three reverse stock split of our outstanding shares of common stock to be effected prior to the consummation of this offering (and assumes no fractional shares will remain outstanding).

       (1) Does not include as of May 31, 2006 (i) 1,114,947 additional shares of our common stock issuable upon exercise of outstanding warrants at a weighted average exercise price of $4.76 per share, (ii) outstanding options to purchase 1,911,740 shares of our common stock at a weighted average exercise price of $3.38 per share, and (iii) 169,693 shares of our common stock reserved for future option grants.

Summary Historical and Pro Forma Consolidated Financial Data

The following table presents summary historical consolidated financial data for the fiscal years ended September 30, 2003, 2004 and 2005, and the six months ended March 31, 2005 and 2006. We derived the summary consolidated statements of operations data for the years ended September 30, 2003, 2004 and 2005 from our audited consolidated financial statements. The summary consolidated balance sheet data as of March 31, 2006 and the summary consolidated statements of operations data for the six months ended

March 31, 2005 and 2006 are unaudited. We have prepared this unaudited information on the same basis as the audited consolidated financial statements and have included all adjustments, consisting only of normal recurring adjustments that we consider necessary for a fair presentation of our financial position and operating results for such periods. The results of operations for the six months ended March 31, 2006 are not necessarily indicative of the results that may be expected for the full year ending September 30, 2006, or any future period.

You should read the following information together with the more detailed information contained in “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” our consolidated financial statements and accompanying notes, and our unaudited pro forma financial statement and accompanying notes, included elsewhere in this prospectus.

	Year Ended September 30,			Six Months Ended March 31,
	2003	2004	2005	2005	2006
				(Unaudited)
	(In thousands, except per share data)
Statement of Operations Data:
Net sales	$104	$2,564	$14,650	$6,840	$9,667
Cost of sales	104	1,400	7,042	3,052	4,892
Gross profit	—	1,164	7,608	3,788	4,775
Operating expenses:
Selling and marketing expenses	9	209	1,651	811	739
General and administrative expenses	624	1,188	3,454	1,120	1,267
Depreciation and amortization	45	205	825	432	766
Total operating expenses	678	1,602	5,930	2,363	2,772
Operating (loss) income	(678)	(438)	1,678	1,425	2,003
Interest income	—	—	5	2	39
Interest expense to related party	(13)	(117)	(189)	(379)	—
Interest expense	(43)	(484)	(2,961)	(887)	(1,126)
Derivative valuation adjustment	—	—	—	—	43
(Loss) income before provision for income taxes	(734)	(1,039)	(1,467)	161	959
Provision for income taxes	—	—	—	—	112
Net (loss) income	$(734)	$(1,039)	$(1,467)	$161	$847
Net (loss) income per share:
Basic	$(0.15)	$(0.20)	$(0.25)	$0.03	$0.10
Diluted	(0.15)	(0.20)	(0.25)	0.02	0.08
Weighted average shares outstanding:
Basic	4,758,295	5,127,691	5,985,908	5,756,151	8,360,456
Diluted	4,758,295	5,127,691	5,985,908	6,891,294	10,155,937

The following table presents selected balance sheet data as of March 31, 2006 on an actual basis and on an as adjusted basis to give effect to the sale by us of                 shares of our common stock in this initial public offering at an assumed price of $          per share, the mid-point of the range on the front cover of this prospectus, after deducting underwriting discounts and estimated offering expenses.

	As of March 31, 2006
	Actual	As Adjusted
	(unaudited) (In thousands)
Selected Balance Sheet Data:
Cash and cash equivalents	$2,775	$
Working capital	1,236
Total assets	38,054
Long-term debt	19,125
Total stockholders’ equity	14,640

The following table presents our unaudited pro forma consolidated statement of operations data, which gives effect to the acquisition of Smart as if it had occurred as of October 1, 2004.

Year Ended September 30, 2005
(In thousands, except per share data)
Pro Forma Consolidated Statement of Operations Data:
Net sales	$22,102
Cost of sales	11,036
Gross profit	11,066
Operating expenses:
Selling and marketing expenses	1,651
General and administrative expenses	6,570
Depreciation and amortization	2,010
Total operating expenses	10,231
Operating income	835
Interest income	5
Interest expense to related party	(189)
Interest expense	(2,961)
Loss before provision for income taxes	(2,121)
Provision for income taxes	—
Net loss	$(2,121)
Net loss per share:
Basic	$(0.28)
Diluted	(0.28)
Weighted average shares outstanding:
Basic	7,574,518
Diluted	7,574,518

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider the risks described below before participating in this offering. If any of the following risks actually occur, our business, financial condition, operating results or cash flows could be materially harmed. As a result, the trading price of our common stock could decline, and you might lose all or part of your investment.

Risks Related to Our Business

Difficulties integrating new acquisitions may impose substantial costs and cause other problems for us.

Our success depends on our ability to timely and cost-effectively acquire, and integrate into our business, companies offering complimentary service offerings, technologies and attractive client relationships. Any difficulties in the integration process may result in increased expenses, disruption of services, loss of customers and a decline in profitability. We expect to grow substantially by acquisition, in particular with regard to our emergency notification services. We may experience delays and increased costs in integrating some businesses, especially with larger acquisitions or complex technology platforms. In particular, we have experienced unanticipated costs and delays associated with integrating the technology of an acquired business into our existing systems. We expect to continue to face risks in connection with acquisitions including:

•       delays in converting the accounting, information technology and other systems of acquired businesses into our systems;

•       distraction of management and employee time and attention from our existing customers, and from our technology development, marketing and sales efforts;

•       negative effects on our operating and financial results;

•       impairments of goodwill and other intangible assets;

•       dependence on retention, hiring and training of key personnel, especially those persons with substantial technology and/or customer relationships;

•       amortization of intangible assets; and

•       contingent and latent risks associated with the past operations of, service, infrastructure, technology, and other unanticipated problems arising in, an acquired business.

In addition, potential acquisition candidates targeted by us may not have audited financial statements, detailed financial information or reliable internal controls. An audit performed subsequent to the acquisition may reveal matters of significance, including issues regarding reported revenues, expenses, or liabilities, contingent or otherwise.

These factors may result in decreased revenue, increased costs and lower margins. In addition, the process of integration may require a disproportionate amount of the time and attention of our management, which may distract management’s attention from its day-to-day responsibilities. Furthermore, any interruption or deterioration in service resulting from an acquisition may result in a customer’s decision to stop using us. For these reasons, we may not realize the anticipated benefits of an acquisition, either at all or in a timely manner. If that happens and we incur significant costs, it could have a material adverse impact on our business.

If we are unable to identify attractive acquisition candidates on a timely basis, we may not be able to grow our business as planned.

Achieving our growth strategy is dependent in large part on identifying and completing strategic acquisitions. If we are unable to identify qualified candidates, or timely negotiate definitive terms with those candidates, our revenues may not grow as expected, and our earnings may decline. We expect to build our client base and hope to grow brand recognition, particularly with regard to our emergency notification services, in substantial part through acquisitions. Acquisition candidates must offer an attractive client base and contractual relationships on economic and other terms suitable for our business. Additionally, we seek to identify candidates that use software systems that will allow transition to our systems without interruption of services to customers, or otherwise require substantial capital investment. We compete with other companies in our industries to acquire businesses, making it more difficult to acquire suitable companies on favorable terms or at all. Also, the note purchase agreement limits the maximum amount of consideration payable by us without the consent of the senior lenders in connection with acquisitions up to $1.0 million per acquisition and to an aggregate amount of $5.0 million for all acquisitions so long as any of the senior secured notes are outstanding. If we are unable to complete acquisitions timely and on economic and other terms satisfactory to us, and to obtain any necessary waivers from our senior lenders, we may not grow our business as planned, and our results of operations will be adversely affected.

Our business and results of operations may be adversely affected if we are unable to manage our growth effectively.

Since July 2004, we have experienced significant growth. Our failure to manage our growth effectively may increase our costs of operations and hinder our ability to execute our business strategy. Our rapid growth has placed, and will continue to place, a substantial strain on our management and operational systems and resources. At September 30, 2004, we serviced approximately 58 accounts. At September 30, 2005, our customer base increased to approximately 451 accounts. If our business continues to grow, we will need to improve and enhance our overall financial and managerial controls, reporting systems and procedures, and expand, train and manage our workforce in order to maintain expenses and achieve desirable economies of scale. We also will need to increase the capacity of our current systems to meet additional demands. If we are unable to do so, our business may be materially harmed.

We may be required to issue additional shares of common stock, warrants and cash, in connection with guaranty agreements.

Under the terms of the merger agreement entered into by us in connection with our acquisition of Smart, we may be required to issue additional shares of common stock which will cause immediate dilution to stockholders. Under the merger agreement, we guaranteed that the value of the shares of our common stock issued to the former stockholders of Smart will not be less than $7.0 million as of 12 months from the later to occur of the date we consummate the offering under this prospectus, or the date that we become a reporting company under the Securities Exchange Act of 1934, as amended, or the Exchange Act. In the event that, at the end of this 12 month period, the aggregate value of the 1,163,750 shares of common stock issued to the former stockholders of Smart is less than $7.0 million, based on the weighted average price of our common stock for the 20 consecutive trading days immediately prior to that date, then we will issue an additional number of shares of our common stock to those stockholders equal such that, following the issuance, the aggregate number of shares of our common stock held by the stockholders has an aggregate value equal to $7.0 million. If, however, at the end of this 12 month period, the aggregate value of the 1,163,750 shares of common stock issued to the former stockholders of Smart is less than $3.5 million, we have the right, subject to the consent of our lenders, to make up a portion of the shortfall in cash.

In addition, under the terms of the note purchase agreement we entered into with Technology Investment Capital Corp., or TICC, and Seaview Mezzanine Fund, LP, or Seaview (which forms part of our senior credit facility), if we do not complete a “Qualified IPO” (as defined in the note purchase agreement) by September 16, 2006, we are obligated to issue to the lenders, pro rata in accordance with the respective aggregate principal amount of notes held by them, without the payment of any additional consideration by them, additional warrants exercisable into an aggregate of 83,333 shares of common stock (subject to adjustment) at an exercise price of $6.00 per share. Although we have not yet issued these warrants, based upon the probability that we will not complete a “Qualified IPO” by September 16, 2006, we have recorded the liability related to these warrants in our balance sheet at June 30, 2006, as further discussed in Note 16 to the consolidated financial statements as of and for the year ended September 30, 2005 included elsewhere herein.

We also guaranteed to the lenders that the total rate of return realized by the lenders under the senior secured notes and the shares of common stock underlying the warrants we issued to the lenders would not be less than 15% per annum as calculated on the maturity date of the senior secured notes. In the event that on the maturity date the rate of return is less than 15% per annum, then we will have to pay to the lenders a make-whole amount, which, if the amount had been paid to the lenders on the maturity date and had been taken into account in determining the rate of return as of the maturity date, would have resulted in a rate of return equal to 15% per annum, in cash, shares of our common stock (up to a maximum of 389,000 shares, as adjusted to take account of any stock, dividends, stock splits or similar events), or a combination thereof. However, we will not have to pay this additional amount if the weighted average price of our common stock is in excess of $6.00 per share for any period of 180 consecutive days commencing on or after the first anniversary of the sale of our common stock under this prospectus and prior to the maturity date of the senior secured notes. If we decide, or are required to pay, any of the make-whole amount in cash, we may need to seek additional debt or equity financing. This financing may not be available to us on favorable economic terms, or at all. Any new securities could have rights, preferences and privileges senior to those of our common stock. If we raise additional funds by issuing equity or convertible debt securities or if we pay any portion of the make-whole amount in shares of our common stock, the percentage ownership of our stockholders will be diluted.

Our limited operating history makes predicting future operating results more difficult.

We commenced operations in the voice messaging industry in July 2004 as a result of our purchase of certain assets of Sound Media Group, Inc., and expanded our services in September 2005 with our acquisition of Smart. Our business and prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in their early stage of development, particularly companies in rapidly evolving markets such as ours.

As a result of our limited operating history, our historical financial and operating information is of limited value in predicting our future operating results. Those results are dependent on a number of factors including our ability to timely introduce new products into the market which are commercially accepted, penetrate additional markets for our existing service offerings, identify qualified acquisition candidates and integrate future acquisitions into our business, accurately forecast customer behavior, and recognize or respond to emerging trends, changing preferences and other competitive factors. We may fail to make accurate financial forecasts.

We require a significant amount of cash to service our debt and expand our business as planned.

We are party to a credit arrangement with our senior lenders pursuant to which we borrowed an aggregate of $20 million which becomes due on September 16, 2010. Our substantial amount of debt requires us to dedicate a significant portion of our cash flow from operations to pay down our debt and related interest, which will reduce the funds available to use for working capital, capital expenditures, acquisitions and general corporate purposes.

Our ability to make payments on our debt, and to fund acquisitions, will depend upon our ability to generate cash from operations in the future. Insufficient cash flow could place us at risk of default under our credit facility or could prevent us from expanding our business as planned. Our ability to achieve and maintain cash flow from operations will depend on many factors, including:

•       our ability to introduce our service offerings currently under development and market acceptance of these services,

•       our ability to significantly expand our emergency notification services,

•       our ability to penetrate new markets for our existing interactive voice messaging services,

•       the level and timing of future revenues and expenditures,

•       competing technologies,

•       changes to customer requirements,

•       successful integration of future acquisitions, and

•       market and regulatory developments.

If we are unable to generate sufficient cash flow from operations to service our debt and execute our business plan, we may need to seek additional debt or equity financing, refinance or restructure all or a portion of our indebtedness, and/or sell assets. These measures may not be available to us on economically favorable terms, or at all. If we raise additional funds by issuing equity or convertible debt securities, the percentage ownership of our stockholders will be diluted. In addition, any new securities could have rights, preferences and privileges senior to those of our common stock.

Our debt instruments may adversely affect our ability to run our business.

Our substantial amount of debt, as well as the guarantees of our subsidiaries and the security interests in our assets and those of our subsidiaries, could adversely affect our financial results, impair our ability to operate our business effectively and may limit our ability to take advantage of business opportunities. For example, our senior credit facility:

•       limits our ability to borrow additional funds or to obtain other financing in the future for working capital, capital expenditures, acquisitions, and general corporate purposes;

•       restricts our ability to engage in strategic acquisitions or merge or consolidate with another entity;

•       limits our ability to dispose of our assets, create liens on our assets or to extend credit;

•       makes us more vulnerable to economic and business downturns and reduces our flexibility in responding to changing business and economic conditions;

•       limits our flexibility in planning for, or reacting to, changes in our business or industry;

•       places us at a competitive disadvantage to our competitors with less debt; and

•       restricts our ability to pay dividends, or repurchase or redeem our capital stock or debt.

The terms of our senior credit facility allow us, under specified conditions, to incur further indebtedness, which would heighten the foregoing risks. If compliance with our debt obligations materially hinders our ability to operate our business and adapt to changing industry conditions, we may be unable to expand our business, our revenue may decline and our operating results may suffer.

Our failure to satisfy covenants in our debt instruments will cause a default under those instruments.

In addition to imposing restrictions on our business and operations, our debt instruments include a number of covenants relating to financial ratios and tests. Our ability to comply with these covenants may be affected by events beyond our control, including prevailing economic, financial and industry conditions. The breach of any of these covenants would result in a default under these instruments. An event of default would permit our lenders to declare all amounts borrowed from them to be due and payable, together with accrued and unpaid interest. If we are unable to repay debt to our lenders, these lenders could proceed against our assets. The note purchase agreement included a covenant that we file a “Registration Statement” (as defined in the note purchase agreement) on or prior to December 15, 2005. We were not in compliance with this covenant as of March 31, 2006. On July 21, 2006, we amended the note purchase agreement to extend the date by which we are required to file a “Registration Statement” to August 15, 2006 to modify certain financial covenants for the quarter ended June 30, 2006 and to waive all periods of noncompliance prior to the date of the amendment. We were in compliance with these modified financial covenants as of June 30, 2006.

Our failure to consummate our initial public offering or have a registration statement filed under the Exchange Act declared effective by the SEC by November 15, 2006 will cause a default under the note purchase agreement and our failure to do so by November 20, 2006 will give the former shareholders of Smart the right to require us to redeem the shares of our common stock issued to them in connection with the acquisition of Smart.

If we do not consummate our initial public offering or have a registration statement filed under the Exchange Act declared effective by the SEC by November 15, 2006, we will be in default under the note purchase agreement and our lenders would be permitted to declare all amounts outstanding to be due and payable, together with accrued and unpaid interest. We may seek a waiver from this requirement if we believe that we will not complete our offering before November 15, 2006, but our lenders may not consent to a waiver of this requirement. If we are unable to repay our debt, our lenders could proceed against our assets.

In addition, if we do not consummate our initial public offering or have a registration statement filed under the Exchange Act declared effective by the SEC by November 20, 2006, the former shareholders of Smart have the right to require us to redeem and purchase the 1,163,750 shares of our common stock issued to them in connection with the acquisition of Smart at a redemption price of $6.00 per share. The former shareholders of Smart can exercise that right at any time following November 20, 2006 and prior to September 20, 2007. We may seek a waiver from this requirement if we believe that we will not complete our offering by November 20, 2006, but we cannot assure you that the former shareholders of Smart will consent to a waiver of this requirement.

We may experience fluctuations in quarterly financial performance that may cause us to fail to meet revenues or earnings expectations which could adversely impact our stock price.

Our quarterly revenues may fluctuate and may be difficult to forecast for a variety of reasons, including our limited operating history. Some of the services we expect to sell may involve a lengthy sales cycle as prospective customers evaluate our technology and services before making a purchase decision. Our sales cycle and revenues also may depend on the size and complexity of the services that are being considered for purchase, variability in the customer’s annual budget, changes in customer purchasing priorities, and in some cases, including sales of our emergency notifications services, a competitive bidding process. As a result, we may incur substantial expenses before we earn associated revenues, if ever. Moreover, in each fiscal quarter our general and administrative expenses are relatively fixed. As a result, if our revenues fall below expectations, our earnings also will likely fail to meet expectations. If we fail to meet the revenue or earnings expectations of securities analysts and investors, the price of our common stock will likely decrease.

The mix of products and services that we sell could cause significant quarterly fluctuations in our gross margins and our results of operations.

We may experience significant quarterly fluctuations in gross margins and our profitability due to the mix of products and services we sell from period to period. We offer a variety of products and services, and expect to expand our offerings. The variety of products and services we sell results in a range of gross margins. Historically, we have experienced higher margins with respect to political campaigning and related sales.

We are subject to various governmental regulations covering telemarketing, telemarketers, and their service providers, which may expose us to potential liability for the failure by our customers to comply with these regulations and which may negatively impact our ability to perform services for our customers.

Our business is subject to federal and state laws regulating telemarketing, telemarketers, and their service providers. If our customers’ compliance with these regulations is successfully challenged, demand for our voice messaging services may decline, which could materially adversely impact our business and results of operations. The Telephone Consumer Protection Act was passed in 1991 to establish guidelines for commercial solicitation calls made to residences. It established rules on the time calls could be made and established various content requirements for messages and the types of telemarketing calls that could be made. In January 2003, the Federal Trade Commission issued the amended Telemarketing Sales Rule, or TSR. The TSR established, among other things, a national “do not call” registry for residential and wireless telephone consumers. Consumers may elect, by registering their telephone numbers on this registry, not to receive certain types of unsolicited calls from telemarketers. If our customers do not comply with these laws and regulations, they may be subject to substantial monetary fines. Our customers enter into agreements with us pursuant to which the customer states that it is aware of and understands the state and federal rules and regulations governing telemarketers, and that Federal regulators or other third parties could seek to challenge the customer’s compliance with these regulations. Although we believe that we have no liability for our customers’ violations of these rules and regulations in connection with the use of our services, there can be no assurance that regulators or other third parties will not hold us liable in cases where, under existing rules and regulations or under rules and regulations that may be implemented in the  future, our customers violate laws in connection with the use of our services. If such liability were imposed against us, our business and results of operations could be materially adversely impacted.

Because we derive substantially all of our revenues from sales of our voice messaging service, any decline in demand for that service could severely harm our ability to generate revenues.

Revenue from our voice messaging services other than emergency notification services constituted substantially all of our revenues for the fiscal year ended September 30, 2005, and the six months ended March 31, 2006. Consequently, we are particularly vulnerable to fluctuations in demand for that service, whether as a result of technical malfunctions, competition, product obsolescence, consumer preferences, technological change or other factors. If demand for our historical voice messaging service were to decline significantly, our revenue would decline and we may incur substantial losses.

We may need to obtain additional hardware and software capability to increase our voice messaging capacity.

If our business grows as planned and network usage increases, we will need to add capacity to our hardware, software and facilities with telecommunications equipment that route telephone calls in order to continue to offer high volume rapid voice messaging services. If we do not accurately predict and efficiently manage growth in our network usage, or are unable to acquire additional software and other technical messaging capacity, the quality of our service offerings may suffer and we may lose customers.

The carrying value of our goodwill could be subject to impairment write-down, and we may be required to write off software development costs.

At March 31, 2006, our consolidated balance sheet reflected $24.5 million of goodwill, which was a substantial portion of our total assets of $38.1 million at that date. We expect that the aggregate amount of goodwill on our balance sheet will increase as a result of future acquisitions. We continually evaluate whether events or circumstances have occurred that indicate that the fair market value of our reporting unit is below its carrying value. If we determine that the fair market value of our reporting unit is less than its carrying value, this may result in an impairment write-down of the goodwill for that reporting unit. The impairment write-down would be reflected as expense and could have a material adverse effect on our results of operations during the period in which we recognize the expense. At March 31, 2006, we concluded that the fair value of our reporting unit exceeded its carrying value and accordingly, as of that date, our goodwill was not impaired in our consolidated financial statements. However, in the future we may incur impairment charges related to the goodwill already recorded or arising out of future acquisitions.

At March 31, 2006, we also had $1.4 million of software development costs reflected on our consolidated balance sheet associated with our service offerings under development. If we fail promptly to introduce these services into the marketplace, we may be required to expense those costs, which will adversely affect our operating results in the period in which we incur that expense.

Our success is tied to the growth of the emergency response market and our future revenue growth is dependent upon the expected increase in the size of this market.

The emergency response market is relatively new and our future success is dependent upon the expected increase in the size of this market. There can be no assurance that the emergency response market will grow at a rate fast enough to create demand for our emergency notification services, or that customers will adopt our emergency notification services as part of their emergency response solution. Some potential customers have already purchased legacy emergency notification systems and such customers, particularly governmental agencies, may be reluctant to disregard those legacy systems and purchase an alternative emergency notification service, even in cases where the alternative emergency notification service is superior to their existing systems. If the emergency response market does not grow at a rate fast enough to create demand for our emergency notification services, or if customers fail to adopt our emergency notification services, our operating results will be negatively impacted.

Our service offerings under development may not be commercially accepted which will adversely affect our revenues and profitability.

To date, we have been limited to providing voice messaging services to businesses, political organizations and politicians. Our ability to increase our market share, establish brand recognition and compete effectively depends upon many factors, including broad commercial acceptance of our service offerings under development. If these service offerings are not commercially accepted, we will not recognize meaningful revenue from them. The success of these services will depend in large part on the customer relationship management industry generally, and the ability of our services to collect data and help businesses reach and preserve potential customer relationships. The commercial success of our products also depends upon the quality and acceptance of other competing products, general economic and political conditions and other factors, all of which can change and cannot be predicted with certainty. Our new products may not achieve market acceptance or may not generate significant revenue.

The markets for our services are characterized by rapidly changing technology and evolving governmental and industry standards that could render our existing services obsolete or unmarketable.

The markets for our services are characterized by rapidly changing technology and evolving governmental and industry standards, including, in connection with our emergency notification services, developments in required regulatory certifications. In addition, service requirements of our customers also change often and quickly. If we fail to develop services that are competitive in technology and price, satisfy certification standards and meet customer needs, we may not establish meaningful market share and our business, revenues, financial condition and operating results will be materially adversely affected. The introduction of services embodying new technology and the emergence of new governmental and industry standards can render our existing services obsolete and unmarketable and can exert price pressures on existing services. It is critical to our success for us to anticipate changes in technology or in governmental and industry standards and to successfully acquire, develop and introduce new, enhanced and competitive services on a timely basis. In addition, our ability to develop new services and service enhancements is dependent upon the products of other hardware and software vendors, including certain system software vendors, such as Microsoft Corporation and Intel Corporation, database vendors and development tool vendors. If the products of these vendors have design defects or flaws, or if these products are unexpectedly delayed in their introduction, our business could be seriously harmed. We may not have adequate resources available to develop new technologies or services, we may not be able to successfully develop new services or introduce new applications for existing services, new services and applications may not achieve market acceptance, or introduction of new services or technological developments by others may render our services obsolete.

Undetected software errors or other failures in new products or product enhancements may result in the loss of or a delay in market acceptance which could seriously harm our business.

We have limited resources, a relatively small technology work force and limited experience in the development and commercialization of new technologies. As a result, our service offerings may contain undetected software errors or other failures when first introduced, or as new versions are released. Despite extensive testing, errors may not be found in new products until after distribution, resulting in loss of, or a delay in, market acceptance, which could seriously harm our business.

Downtime in our network infrastructure could result in the loss of significant customers and revenues.

The delivery of our services is dependent, in part, upon our ability to protect the equipment and data at our facilities against damage that may be caused by fire, power loss, technical failures, unauthorized intrusion, natural disasters, sabotage and other similar events. Despite taking a variety of precautions, we have previously experienced network outages and may experience downtime in the future. These types of service interruptions could result in the loss of significant customers, which could cause us to lose revenues. Although we maintain a backup generator, our facilities housing our servers in the cities of Los Angeles and Anaheim, California and Toronto, Canada and our office in Orange County, California may be subject to electrical blackouts as a consequence of a shortage of available electrical power. In the event blackouts occur, as they have in the past, they could disrupt the operations of our affected facilities and impede our ability to maintain critical functionality.

Breaches of security in our system could result in customer claims against us, harm our reputation, result in network downtime, all of which would cause us to incur expenses and/or lose customers.

We have included security features in our technology that are intended to protect the privacy and integrity of our data. Despite the existence of these security features, our system may experience break-ins and similar disruptive problems that could jeopardize the security of information stored in and transmitted through the computer networks of our customers. Additionally, if a person circumvents our security measures, that person could interrupt the timely provision of services to our customers. Customers could sue us for breaches of security involving our system. Also, actual or perceived security breaches in our system could harm the market perception of our services which could cause us to lose existing and prospective customers. Sensitive proprietary information may inadvertently be disclosed by us or be required to be disclosed, and as a result, we would likely lose existing or potential customers.

Security risks and concerns may deter the use of the Internet for conducting business.

A significant barrier to commerce and communications over public networks is the secure transmission of confidential information. Advances in computer capabilities, new discoveries in the field of cryptography or other events or developments could result in compromises or breaches of our security systems or those of other web sites to protect proprietary information. If any well-publicized compromises of security were to occur, it could have the effect of substantially reducing the use of the Internet for commerce and communications. Anyone who circumvents our security measures could misappropriate proprietary information or cause interruptions in our services or operations. In the past, computer viruses, software programs that disable or impair computers, have been distributed and have rapidly spread over the Internet. Computer viruses could be introduced into our systems or those of our customers or other third parties, which could disrupt or make them inaccessible to customers. We may be required to expend significant capital and other resources to protect against the threat of security breaches or to alleviate problems caused by breaches. To the extent that our activities may involve the storage and transmission of proprietary information, security breaches could expose us to a risk of loss or litigation and possible liability. Our security measures may be inadequate to prevent security breaches, and our business would be harmed if we do not prevent them.

In the event our products infringe on the intellectual property rights of third parties, our business may suffer if we are sued for infringement or if we cannot obtain licenses to these rights on commercially acceptable terms.

Third parties may sue us alleging infringement of their intellectual property rights. Our defense against any claims of infringement will incur substantial management time, and significant expense. Many participants in the technology industry have an increasing number of patents and patent applications and have frequently demonstrated a readiness to take legal action based on allegations of patent and other intellectual property infringement. Further, as the number and functionality of our products increase, we believe we may become increasingly subject to the risk of infringement claims. Defending against an infringement claim likely will require substantial management time, which may distract management from the day to day operations of our business. In addition, we may be required to spend a significant amount of money to defend or settle those claims. If we were found to infringe on the intellectual property rights of others, we could be forced to pay significant license fees or damages for infringement. If we were unable to obtain licenses to these rights on commercially acceptable terms, we would be required to discontinue the sale of our products that contain the infringing technology. Our customers would also be required to discontinue the use of those products. We are unable to insure against this risk on an economically feasible basis. Even if we were to prevail in an infringement lawsuit, the accompanying publicity could adversely impact the demand for our services. Under some circumstances, we may agree to indemnify our customers for some types of infringement claims that may arise from the use of our products.

We rely heavily on our senior management, the loss of which could have a material adverse effect on our business.

Our future success is dependent on having capable seasoned executives with the necessary business knowledge and relationships to execute our business plan. Accordingly, the services of our management, specifically, Lee J. Danna, our president and chief executive officer, who serves subject to an employment agreement entered into with us, Farzad Hoorizadeh, our chief financial officer, who serves subject to an employment agreement entered into with us, and Roy M. Cox, Jr., our chief operating officer, and our board of directors are deemed essential to maintaining the continuity of our operations. If we were to lose their services, our business could be materially adversely affected. Our performance will also depend on our ability to find, hire, train, motivate and retain other executive officers and key employees.

If we are unable to attract and retain software developers, network administrators, customer service and support personnel, and other key employees, our business and operating results could suffer.

Our software development, network operations, customer service and support are key components of our business. Difficulty in attracting, training and retaining capable software development, network operations, customer service and support personnel could affect the overall quality of our software development, network operations, customer service and support. Delayed network enhancements, network downtime or a decline in customer satisfaction could cause us to lose existing customers and could have an adverse effect on new customer sales. The loss of customers due to delayed network enhancements, network downtime, a decline in customer satisfaction or inadequate customer service and support would negatively impact our ability to grow our business.

We must actively expand, train, motivate and manage our work force in order to accommodate product development needs, anticipated growth and compete effectively in our markets. Our strategy requires that we establish and manage a competent, dedicated work force. Our failure to attract, train or retain key employees will have an adverse affect on our ability to manage and grow our business.

We rely upon a few customers for a substantial portion of our revenues and the loss of any one of these customers, or a significant loss, reduction or rescheduling of orders from any of these customers, would have a material adverse effect on our business, results of operations and financial condition.

We sell most of our services to a small number of customers, and we expect that this will continue. For the fiscal year ended September 30, 2005, sales to two customers accounted for approximately 19% and 11% of total net sales, respectively. For the fiscal year ended September 30, 2004, sales to one customer accounted for approximately 11% of total net sales. For the fiscal year ended September 30, 2003, we had no materially significant customers. For the six months ended March 31, 2006, sales to no single customer accounted for more than 10% of our total net sales. Other customers may in-source these services. Any decrease in demand from these customers could negatively impact our results of operations. If we are unable to broaden our customer base, our business will continue to be impacted by unanticipated demand fluctuations due to our dependence on a small number of customers. Unanticipated demand fluctuations from these customers may have a negative impact on our revenues and business, and an adverse effect on our results of operations and financial condition.

We depend on three telephone carriers to conduct our business. A change of providers, a significant change in our relationship with any of our current providers, or a disruption in service could increase our costs and damage our reputation.

A change of telephone carriers, a significant change in our relationship with our telephone carriers or a disruption in service could increase our costs, subject us to lawsuits and damage our reputation. All of our customers’ calls are connected by three telephone carriers. We have a contract with these carriers which may be terminated by either party at the end of the contract term upon written notice delivered by either party at least 30 days prior to the end of the term. In addition, we may terminate the contracts at any time upon 30 days written notice, subject to the payment of certain termination charges. If either our carriers or we terminate the contract, we might be unable to obtain pricing on similar terms in a timely manner from another telephone carrier, which would affect our gross margins.

In addition, if a disruption in service occurs, we may be unable to connect our customers’ calls and may be in violation of our contracts with those customers. If the disruption in service occurs during an emergency, and we are unable to provide emergency notification services, claims may be asserted against us and our reputation in the emergency notification industry could be significantly damaged.

We face intense competition in the voice messaging business.

A number of our competitors are more established than we are and have greater name recognition and financial, technical and market resources. Products of our competitors may have better performance, lower prices and broader market acceptance than our products. Increased competition could cause us to lose customers, and/or lower our prices to remain competitive which could result in decline of revenue and revenue growth and lower margins. If we do not continue to improve existing services and develop new services, our business could be materially adversely affected. In the past, one or more customers elected to in-source these services.

We will face intense competition in the emergency response business.

A significant number of established companies have developed or are developing and marketing products and services for the emergency response marketplace that will compete directly with our emergency notification offerings, and we expect competition to intensify. We believe that additional competitors will enter the emergency response marketplace and become significant long-term competitors, and, as a result, competition will increase in the future.

Companies competing with us may introduce products that offer better prices, increased performance or functionality or incorporate technological advances we have not yet developed or implemented. These competitors may be able to devote greater resources to the development, promotion, certification and sale of their products than we are able to devote.

Many of our competitors have, in relation to us, longer operating histories, larger customer bases, longer standing relationships with customers, greater name recognition and significantly greater financial, technical, product development, marketing, customer service, public relations, distribution and other resources. To compete effectively in this environment, we must continually develop and market new and enhanced products, services and technologies at competitive prices, invest in significant research and development activities and attract and retain talented management and other key employees. If we fail to compete successfully, we may not gain market share, and our business, prospects, financial condition and operating results will be materially adversely affected.

We expect to rely heavily on sales to the U.S. government, state, city and municipal governments, and school districts for our emergency notification services. Government spending priorities may change in a manner adverse to our business.

We expect that sales to federal, state, city and local governments will be the primary sources of our revenue in the foreseeable future. Federal government programs are subject to uncertain future funding levels, which can result in the extension or termination of programs. Federal, state and other governments are funded in part by the Department of Homeland Security and other federal and state government agencies. Our business will depend to a significant degree on continued government expenditures on homeland security, emergency response systems and related programs and policies, and will be highly sensitive to changes in legislative appropriations. Congress, state and local legislatures typically appropriate funds for a given program on a fiscal-year basis even though contract performance may take more than one year. As a result, at the beginning of a major program, a contract is typically only partially funded and additional monies are normally committed to the contract by the procuring agency only as appropriations are made for future fiscal years. While spending authorization by the federal, state and local governments for homeland security and other emergency response programs has increased in recent years, and in particular after the September 11, 2001 terrorist attacks, future expenditures for these programs may decrease or shift to programs in areas where we do not provide services. Events like Operation Iraqi Freedom, the continued war on terrorism and nuclear proliferation in North Korea and Iran may positively or adversely affect funding for our programs or result in changes in U.S. government programs or spending priorities. Also, if the federal government is unable to fund or chooses to suspend funding of the subsidies, state, city and local governments may suspend implementation of our emergency notification system. Any significant decline in government expenditures or a shift of expenditures away from programs that are supported by our emergency notification services could materially adversely affect our business, revenues and operating results.

U.S. government contracts contain unfavorable provisions that typically are not found in commercial contracts, which could materially adversely affect our business, financial condition, and results of operations.

As a general rule, government contracts contain provisions that give U.S. government agencies rights and remedies that are not typically found in commercial contracts, including provisions that allow the agency to:

•       terminate existing contracts, in whole or in part, for any reason or no reason;

•       reduce or modify contracts or subcontracts;

•       cancel multi-year contracts and related orders if funds for contract performance for any subsequent year become unavailable;

•       decline to exercise an option to renew a multi-year contract;

•       claim rights in products and systems, including intellectual property, produced under the contract;

•       suspend or debar the contractor from doing business with the government or a specific government agency;

•       pursue criminal or civil remedies under the U.S. False Claims Act and the U.S. False Statements Act;

•       defend contractor claims before an agency board of contract appeals or the U.S. Court of Federal Claims, under federal procurement law; and

•       control or prohibit the export of products.

Under general principles of government contracting law, if the U.S. government terminates a contract for convenience, the terminated company may recover only their incurred or committed costs, settlement expenses and profit on work completed prior to the termination. If the U.S. government terminates a contract for default, the defaulting company is entitled to recover costs incurred and associated profits on accepted items only and may be liable for excess costs incurred by the government in procuring undelivered items and services from another source. As is common with government contractors, we may experience delay and performance issues with some of our government contracts in the future. In some circumstances, we may receive “show-cause” or cure notices under contracts that, if not addressed to the U.S. government’s satisfaction, could give the U.S. government the right to terminate those contracts for default or to cease procuring services under those contracts. We also may be default-terminated at any time for failing to meet a delivery requirement.

As a U.S. government contractor, we will be subject to a number of procurement rules and regulations.

We will have to comply with and will be affected by laws and regulations relating to the formation, administration and performance of U.S. government contracts, which can make it more difficult for us to retain our rights under those contracts. These laws and regulations affect how we do business with federal, state and local government agencies and prime government contractors. These laws and regulations, among other things:

•       require certification and disclosure of all cost and pricing data in connection with contract negotiations;

•       impose accounting rules that define allowable and unallowable costs and otherwise govern our right to reimbursement under certain cost-based U.S. government contracts; and

•       restrict the use and dissemination of information classified for national security purposes and the exportation of certain products and technical data.

Among the most significant federal regulations that are likely to affect our business are:

•       the Federal Acquisition Regulations, and agency-specific regulations supplemental to the Federal Acquisition Regulations, which comprehensively regulate the procurement, formation, administration and performance of government contracts;

•       various anti-discrimination, small business and labor provisions;

•       the business ethics and public integrity obligations, which govern conflicts of interest and the hiring of former government employees, restrict the granting of gratuities and funding of lobbying activities and incorporate other requirements such as the U.S. Anti-Kickback Act and the U.S. Foreign Corrupt Practices Act; and

•       laws, regulations and executive orders restricting the use and dissemination of information classified for national security purposes and the exportation of certain products and technical data.

State, municipality and city governments typically also have laws and regulations governing contracts with their respective agencies. These domestic and foreign laws and regulations affect how we and our customers can do business and, in some instances, impose added costs on our business. Any changes in applicable laws and regulations could restrict our ability to maintain our existing contracts and obtain new contracts, which could limit our ability to conduct our business and materially adversely affect our revenues and results of operations.

If we fail to comply with laws and regulations affecting government contracts, we may be subject to costly civil and criminal penalties and administrative sanctions.

If a government review or investigation uncovers improper or illegal activities on our part in connection with a government contract or subcontract issued under a prime government contract, or any other segment of our business, we may be subject to civil and criminal penalties and administrative sanctions, including termination of contracts, forfeiture of profits, price reductions, suspension of payments, determination of non-responsibility, fines and suspension or debarment from doing business with government agencies. The imposition of civil or criminal penalties or administrative sanctions could materially adversely affect our business, financial condition and results of operations. In addition, a government may reform its procurement practices or adopt new contracting rules and regulations that could be costly to satisfy or that could impair our ability to obtain new contracts.

Government contracts typically are awarded through competitive bidding processes that involve risks not present in the commercial contracting process.

We expect that a significant portion of the business that we will seek in the foreseeable future will be under government contracts or subcontracts awarded through competitive bidding. Competitive bidding for government contracts presents a number of risks that are not typically present in the commercial contracting process, including:

•       the need to bid on programs in advance of the completion of their design, which may result in unforeseen technological difficulties and cost overruns;

•       the need to devote substantial time and attention of management and key employees to the preparation of bids and proposals for contracts that may not be awarded to us;

•       the need to accurately estimate the resources and cost structure that will be required to service any contract that we might be awarded; and

•       the expenses that we might incur and the delays that we might suffer if our competitors protest or challenge contract awards made to us pursuant to competitive bidding, and the risk that any such protest or challenge could result in the resubmission of bids on modified specifications, or in termination, reduction or modification of the awarded contract.

We may not be provided the opportunity in the near term to bid on contracts that are held by other companies and are scheduled to expire if the government determines to extend the existing contracts. If we are unable to win particular contracts that are awarded through the competitive bidding process, we may not be able to operate to any substantial degree in the emergency notification market for a number of years. If we are unable to consistently win new contract awards over any extended period, or if we fail to anticipate all of the costs and resources that will be required to secure such contract awards, our growth strategy and our business, financial condition, and operating results could be materially adversely affected.

Our business could be adversely affected in the future by negative audits, reviews and investigations by government agencies.

Government contractors, are subject to various audits, reviews, and investigations, including private-party “whistleblower” lawsuits relating to our compliance with federal and state laws. U.S. government agencies, such as the Defense Contract Audit Agency, which we refer to as the DCAA, routinely audit and investigate government contractors. These agencies review a contractor’s performance under its contracts, cost structure and compliance with applicable laws, regulations and standards. The DCAA also reviews the adequacy of, and a contractor’s compliance with, its internal control systems and policies. Any costs found to be improperly allocated to a specific contract will not be reimbursed, while those costs already reimbursed must be refunded. An audit could trigger a poor past-performance rating, materially adversely affect our competitive position and result in a material adverse affect on our financial results. If a government audit uncovers improper or illegal activities, we may be subject to civil and criminal penalties and administrative sanctions, including termination of contracts, forfeiture of profits, suspension of payments, determination of non-responsibility, fines and suspension or debarment from doing business with the federal, state or local government. In addition, we could suffer serious harm to our reputation if allegations of impropriety were made against us. If we were suspended or debarred from contracting with federal, state or local government agencies, if our reputation or relationships with government agencies is impaired, or if the government otherwise ceased doing business with us or significantly decreased the amount of business it does with us, our revenues and business would be materially harmed.

Risks Related to our Common Stock and the Offering

Shares and warrants issued, and options granted, by us in certain prior offerings may not have been offered and sold in compliance with federal and state securities laws. Holders of these shares of common stock, warrants and options are entitled to rescind their purchases.

We have determined that certain of our offers and sales of common stock, options and warrants may not have been exempt from the registration requirements under the Securities Act and similar provisions of applicable state securities laws. In these situations, because such offers and sales may not have been exempt from such requirements, a number of remedies may be available to regulatory authorities and the investors who either purchased shares of common stock or received options or warrants in those offerings, including a right of rescission, civil penalties, a restraining order or injunction, and a court order to pay restitution and costs.

In order to address the possible contingent liabilities, we plan to make a rescission offer soon after the effective date of this offering to the participants in these offers and sales. If our rescission offer is accepted by all offerees, we could be required to make an aggregate payment to the holders of these shares of common stock, options and warrants of up to approximately $8.0 million, plus statutory interest. For options and warrants, this exposure reflects the costs of offering to rescind the issuance of the outstanding options and warrants by paying an amount equal to 20% of the aggregate exercise price for the entire option or warrant, plus statutory interest. However it is possible that an option or warrant holder could argue that this does not represent an adequate remedy for the issuance of the option or warrant in violation of applicable securities laws, and if a court were to impose a greater remedy, our exposure as a result of the rescission offer could be higher. For issuances of common stock, this exposure is calculated by reference to the acquisition price of the common stock, plus statutory interest. To the extent that stockholders, optionholders and warrantholders accept our rescission offer and we cannot fund the purchases with other resources, we may utilize a portion of the net proceeds of this offering.

Federal and state securities laws do not provide that a rescission offer will terminate a purchaser’s right to rescind a sale of stock that was not registered as required or was not otherwise exempt from the registration requirements. If any or all of the offerees reject the rescission offer, we may continue to be liable under federal and state securities laws for up to an amount equal to the value of all options, warrants and common stock granted or issued since the date of issuance plus any statutory interest we may be required to pay. In addition, regulators could impose monetary fines or other sanctions as provided under these laws. For additional detail regarding our rescission offer, please refer to our discussion entitled “Rescission Offer” below.

There is currently no public trading market for our common stock and a market for our common stock may not develop, which could adversely affect the liquidity and price of our common stock.

Prior to this offering, there was no public trading market for our common stock. Although we expect to list our common stock for trading on the Nasdaq Global Market, an active trading market for our common stock may never develop or, if developed, it may not be maintained following this offering.

The public offering price for the shares will be determined by negotiations between us and the underwriters and may not be indicative of prices that will prevail in the trading market. In addition, the market price of our common stock may fluctuate significantly in response to factors, some of which are beyond our control, including:

•       actual or anticipated fluctuations in our operating results;

•       changes in market valuations of other technology companies;

•       announcements by us or our potential competitors of significant technical innovations, contracts, acquisitions or partnerships;

•       additions or departures of key personnel;

•       any deviations in revenue or in losses from levels expected by securities analysts;

•       volume fluctuations, which are particularly common among highly volatile securities of technology related companies; and

•       sales of substantial amounts of our common stock or other securities in the open market.

If the trading market for our common stock is limited, and our trading price is volatile, you may not be able to sell your shares of common stock when you desire to do so. The inability to sell your shares in a rapidly declining market may substantially increase your risk of loss because of such illiquidity and because the price for our common stock may suffer greater declines because of its price volatility.

As a new investor, you will experience immediate and substantial dilution in net tangible book value.

Investors purchasing shares of our common stock in this offering will pay more for their shares than the amount paid by stockholders who acquired shares before this offering. If you purchase common stock in this offering, you will incur immediate dilution in pro forma net tangible book value of approximately $           per share. If the holders of outstanding options or warrants exercise these options or warrants, you will incur further dilution.

Anti-takeover provisions in our certificate of incorporation and bylaws and Delaware law contain provisions that may prevent or delay a change of control that a stockholder might consider in its best interest.

We expect to reincorporate in the State of Delaware concurrently with this offering. Our certificate of incorporation and bylaws will contain provisions that could delay or prevent a change in our control. These provisions include:

•       a classified board of directors;

•       the elimination of stockholder action by written consent;

•       the elimination of the ability of stockholders to call special meetings;

•       advance notice procedures for stockholder proposals; and

•       the right to issue preferred stock without stockholder approval.

In addition, the provisions of Section 203 of the Delaware General Corporation Law will govern us. These provisions may prohibit a stockholder owning 15% or more of our outstanding voting stock from merging or combining with us. These and other provisions in our certificate of incorporation and bylaws and Delaware law might be deemed to have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt or a change in our management. The existence of these provisions could adversely affect the voting power of holders of common stock and limit the price that investors might be willing to pay in the future for sale of our common stock.

Changes in, or interpretations of, accounting rules and regulations, such as expensing of stock options, could result in unfavorable accounting charges or require us to change our compensation policies.

Accounting methods and policies, including policies governing revenue recognition, expenses, and accounting for stock options are subject to further review, interpretation and guidance from relevant accounting authorities, including the SEC. Changes to, or interpretations of, accounting methods or policies in the future may require us to reclassify, restate or otherwise change or revise our financial statements, including those contained in this prospectus. Prior to October 1, 2006, we are not required to record stock-based compensation charges if the employee’s stock option exercise price equals or exceeds the fair market value of our common stock at the date of grant.

On December 16, 2004, the FASB issued SFAS No. 123 (revised 2004), “Share-Based Payment,” which is a revision of SFAS No. 123, “Accounting for Stock-Based Compensation,” or SFAS No. 123R. SFAS No. 123R supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees,” and amends SFAS No. 95, “Statement of Cash Flows.” Generally, the approach in SFAS No. 123R is similar to the approach described in SFAS No. 123. However, SFAS No. 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. We are required to adopt SFAS No. 123R on October 1, 2006.

As permitted by SFAS No. 123, we will continue to account for share-based payments to employees through September 30, 2006 using APB Opinion No. 25’s intrinsic value method and, as such, generally will recognize no compensation cost for employee stock options. Accordingly, the adoption of SFAS No. 123R’s fair value method will have a significant impact on the presentation of our results of operations, although it will have no impact on our overall financial position. The impact of adoption of SFAS No. 123R cannot be predicted at this time because it will depend on levels of share-based payments granted in the future and the assumptions for the variables which impact the computation.

We rely heavily on stock options to motivate existing employees and to attract new employees. When we are required to expense stock options, we may then choose to reduce our reliance on stock options as a motivation tool. If we reduce our use of stock options, it may be more difficult for us to attract and retain qualified employees. If we do not reduce our reliance on stock options, our reported earnings will decrease.

21

If there are substantial sales of our common stock, our stock price could decline.

If our existing stockholders sell a large number of shares of our common stock or the public market perceives that these sales may occur, the market price of our common stock could decline. Upon the closing of this offering, assuming the outstanding options and warrants are exercised prior to the closing of this offering, we will have approximately                shares of common stock outstanding. The                    shares to be sold under this prospectus will be freely tradable without restriction or further registration under the federal securities laws, unless purchased by our affiliates. Taking into consideration the effect of the 180-day lock-up agreements that have been entered into by certain of our stockholders, we estimate that the remaining                    shares of our common stock outstanding upon the closing of this offering will be available for sales pursuant to Rule 144 and Rule 144(k), as follows:

•       shares will be immediately eligible for sale in the public market without restriction pursuant to Rule 144(k);

•       additional shares will be eligible for sale in the public market under Rule 144 beginning 90 days after the date of this prospectus, subject to volume, manner of sale, and other limitations under such rule;

•       additional shares will become eligible for sale, subject to the provisions of Rule 144 or Rule 144(k), beginning 180 days after the date of this prospectus, upon the expiration of agreements not to sell such shares entered into between the underwriters and such stockholders; and

•       additional shares will be eligible for sale from time to time thereafter upon expiration of their respective one-year holding periods, but could be sold earlier if the holders exercise any available registration rights.

Our existing stockholders hold an aggregate of 11,406,695 shares of our common stock (including shares of our common stock purchasable pursuant to options and warrants to purchase our common stock), based on shares outstanding as of March 31, 2006.

We have substantial discretion to use the proceeds from this offering for business activities that may not be successful, which could adversely affect the trading price of our common stock.

Other than with respect to our obligations to our lenders, our management has broad discretion as to how to spend the proceeds from this offering and may spend these proceeds in ways with which our stockholders may not agree or on business activities or acquisitions which may not be successful. If we choose to invest some or all of the proceeds from this offering, that investment may not yield a favorable return, if any. If our management fails to effectively use the proceeds from this offering, our business and results of operations could be adversely affected.

Our directors and management will collectively control over              % of our outstanding common stock.

Immediately after this offering, our directors and executive officers and their affiliates will collectively control approximately       % of our outstanding common stock or approximately              % if the underwriters exercise their over-allotment option in full. As a result, these stockholders, if they act together, will be able to influence our management and affairs and all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. You and other stockholders will have minimal influence over these actions. This concentration of ownership may have the effect of delaying or preventing a change in control of our company and might adversely affect the market price of our common stock.

Shares eligible for future sale may cause the market price of our common stock to drop significantly, even if our business is doing well.

After this offering is concluded, our current stockholders will have                    shares of common stock outstanding, or                 shares if the underwriters exercise their over-allotment option in full. The shares held by substantially all of our current officers, directors and principal stockholders are subject to lock-up agreements and may not be sold to the public during the 180-day period following the date of this prospectus without the consent of the underwriters. These shares will be considered “restricted securities” within the meaning of Rule 144 under the Securities Act and, after the lock-up period, will be eligible for resale subject to the volume, manner of sale, holding period and other limitations of Rule 144. Certain of our existing stockholders have the right to request to participate in future public offerings of our common stock.

In addition to outstanding shares eligible for future sale, 1,938,573 shares of our common stock are issuable under currently outstanding stock options (both under our 1996 Stock Option Plan and options granted outside of our 1996 Stock Option Plan). Following this offering, we intend to file registration statements under the Securities Act registering shares issuable upon exercise of our stock options (representing the shares issuable upon the exercise of stock options that are eligible to be registered on Form S-8). Shares included in such registration statements will be available for sale in the public market immediately after the 180-day lock-up period expires.

Sales of substantial amounts of common stock in the public market, or the perception that these sales may occur, could materially adversely affect the prevailing market price of our common stock and our ability to raise capital through a public offering of our equity securities.

We will incur increased costs as a result of being a public company.

Following this offering, we will be a public company and will incur significant legal, accounting and other expenses that we did not incur in the past. The Sarbanes-Oxley Act of 2002, which we refer to as the Sarbanes-Oxley Act, and the rules and regulations subsequently implemented by the SEC and Nasdaq have required changes in the corporate governance practices of public companies. We expect these new rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly. We also expect these new rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these new rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

If, after this offering, we are unable to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act, or our internal control over financial reporting is not effective, the reliability of our financial statements may be questioned and our stock price may suffer.

Section 404 of the Sarbanes-Oxley Act requires any company subject to the reporting requirements of the United States securities laws to perform a comprehensive evaluation of its and its combined subsidiaries’ internal control over financial reporting. To comply with this statute, we will be required to document and test our internal control procedures; our management will be required to assess and issue a report concerning our internal control over financial reporting; and our independent auditors will be required to issue an opinion on management’s assessment of those matters. Our compliance with Section 404 of the Sarbanes-Oxley Act will first be tested in connection with the filing of our annual report on Form 10-K for the fiscal year ending September 30, 2007. The rules governing the standards that must be met for management to assess our internal control over financial reporting are new and complex and require significant documentation, testing and possible remediation to meet the detailed standards under the rules. During the course of its testing, our management may identify material weaknesses or significant deficiencies which may not be remedied in time to meet the deadline imposed by the Sarbanes-Oxley Act. If our management cannot favorably assess the effectiveness of our internal control over financial reporting, or our auditors identify material weaknesses in our internal controls, investor confidence in our financial results may weaken, and the market price of our common stock may suffer.

We failed to register our securities under the Exchange Act and, as a result, we may face potential claims under federal and state securities laws.

Our failure to file reports required by the Exchange Act could conceivably give rise to potential claims by present or former stockholders based on the theory that those holders were harmed by the absence of those public reports. If any claims are asserted, we could incur expenses and defending those claims may divert management’s attention from our day to day business, even if we have no liability. On January 28, 2005, the date which was 120 days after our most recent fiscal year in which we had assets exceeding $10.0 million, our common stock became subject to the registration requirements under Section 12(g) of the Exchange Act. We were required to file periodic reports, such as Forms 10-K and 10-Q, under Section 13(a) of the Exchange Act beginning in January 2005. We have not filed any of these reports.

RESCISSION OFFER

We have determined that certain of our offers and sales of common stock, options and warrants may not have complied with the exemptions from registration available under the Securities Act and similar provisions of applicable state securities laws. In these situations a number of remedies may be available to regulatory authorities and the investors who participated in those offerings, including, without limitation, a right of rescission, civil penalties, seizure of our assets, a restraining order or injunction, and a court order to pay restitution and costs.

In order to address the possible contingent liabilities, we plan to make a rescission offer soon after the effective date of this offering to the participants in these offers and sales. The rescission offer will be kept open for at least 20 business days and will be registered under the Securities Act and qualified in each state where qualification is required under applicable state securities laws. If our rescission offer is accepted by all offerees, we could be required to make an aggregate payment to the holders of these shares of common stock, options and warrants of up to approximately $8.0 million, plus statutory interest. We will offer to rescind prior purchases of our common stock for an amount equal to the price paid for the shares plus interest, calculated from the date of purchase through the date on which the rescission offer expires, at the applicable statutory interest rate per year. With respect to outstanding options to purchase our common stock that are subject to the rescission offer, we will offer to rescind the entire option grant, regardless of whether the option is vested, in exchange for an amount equal to 20% of the aggregate exercise price for the entire option, plus interest, calculated from the date of grant of the option through the date on which the rescission offer expires, at the applicable statutory interest rate per year. With respect to outstanding warrants to purchase our common stock that are subject to the rescission offer, we will offer to rescind the entire warrant in exchange for an amount equal to 20% of the aggregate exercise price for the entire warrant, plus interest, calculated from the date of grant of the warrant through the date on which the rescission offer expires, at the applicable statutory interest rate per year.

Our making this rescission offer may not terminate a purchaser’s right to rescind a sale of securities that was not registered or qualified under the Securities Act or applicable state securities laws and was not otherwise exempt from registration or qualification. Accordingly, should the rescission offer be rejected by any or all offerees, we may continue to be contingently liable under the Securities Act and applicable state securities laws for the purchase price of these shares as well as for the value of the options we granted and the warrants we issued up to an aggregate amount of approximately $8.0 million, plus statutory interest. If an investor no longer owns the security, our obligation would be equal to the difference between the investment amount plus interest from the date of issuance and the value or price of the security at the time of its sale. In addition, it is possible that an optionholder or warrantholder could argue that offering to rescind the issuance of outstanding options or warrants for an amount equal to 20% of the aggregate exercise price, plus interest, does not represent an adequate remedy for the issuance of the option or warrant in violation of applicable securities laws. If a court were to impose a greater remedy, our exposure as a result of the rescission offer could be higher. In addition, if it is determined that we offered securities without properly registering them under federal or state law, or securing an exemption from registration, regulators could impose monetary fines or other sanctions as provided under these laws.

We may rely on the proceeds of this offering to fund all or part of any payments made to any stockholders, optionholders or warrantholders who accept the rescission offer. We believe, however, that it is not probable that the rescission offer will be accepted by many of our stockholders, optionholders or warrantholders. This belief is based on the purchase price of shares of common stock and the exercise price of the options and warrants granted in the offerings described above compared with the anticipated initial public offering price. However, because rescission offerees will have the ability to accept the rescission offer, during the pendency of any rescission offer, the equity to which these offers apply will be classified as temporary on our balance sheet.

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act that involve risks and uncertainties. All statements regarding future events, our future financial performance and results of operations, our business strategy and our financing plans are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “can,” “will,” “could,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential” or “continue,” the negative of such terms or other comparable terminology. These forward-looking statements may be contained under the captions “Prospectus Summary,” “Risk Factors,” “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business” or elsewhere in this prospectus.

These forward-looking statements are based on current expectations about future events affecting us and are subject to uncertainties and factors relating to our operations and business environment, all of which are difficult to predict and many of which are beyond our control. Many factors mentioned in our discussion in this prospectus, including the risks outlined under “Risk Factors,” will be important in determining future results. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. They can be affected by inaccurate assumptions we might make or by known or unknown risks and uncertainties, including, among other things:

•       our ability to successfully integrate acquired businesses;

•       our ability to penetrate new markets, such as emergency notification services;

•       our ability to successfully develop new services for existing customers;

•       the availability and terms of additional financing to support our growth strategy;

•       our ability to increase our service capacity to meet any increase in demand for our services;

•       our ability to successfully identify suitable businesses to acquire and to complete the acquisitions on favorable terms;

•       our ability to retain our executive officers and key management personnel; and

•       the commercially viability of our services.

These forward-looking statements are only predictions. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.

All forward-looking statements included in this prospectus are expressly qualified in their entirety by the foregoing cautionary statements. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this prospectus. We assume no obligation to publicly update or revise any of these forward-looking statements or changes in our expectations after the date of this prospectus for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

USE OF PROCEEDS

We expect to receive approximately $                 million from this offering, or $                 million if the underwriters exercise their over-allotment option in full, assuming an offering price of $           per share and after deducting underwriting discounts and commissions and estimated offering expenses.

We intend to use the net proceeds we receive from this offering as follows:

•        to repay at least $5 million in outstanding principal amount owed under our senior secured notes;

•        to pay all or a portion of the amounts owed as a result of the rescission offer;

•        to engage in strategic acquisitions;

•        to hire additional technical, sales and marketing and other personnel;

•        to acquire additional software and voice messaging transmission equipment to increase our capacity; and

•        for working capital and general corporate purposes.

Although we have identified certain potential acquisition candidates, as of the date of this prospectus, we have not negotiated with or otherwise reached any agreement in principle with respect to any potential acquisition, and we cannot assure you that we will consummate any acquisition on financially attractive terms, if at all. Pending the application of the net proceeds of this offering, we will invest such proceeds in United States treasury securities or other readily available money market funds.

DIVIDEND POLICY

We have never declared or paid cash dividends on our shares of common stock. Any future decision to pay dividends remains within the discretion of our board of directors. We currently anticipate that we will retain earnings, if any, to support operations and to finance the growth and development of our business and do not anticipate paying cash dividends on our shares of common stock in the foreseeable future. In addition, the payment of cash dividends by us is restricted by the note purchase agreement, which contains restrictions prohibiting us from paying any cash dividends without the prior consent of our current lenders.

CAPITALIZATION

The following table sets forth, as of March 31, 2006, our consolidated cash and cash equivalents and capitalization on an actual basis and on an as adjusted basis to reflect the sale of                         shares of common stock in this offering at an assumed initial public offering price of $        per share and after deducting estimated underwriting discounts and commissions and our estimated offering expenses, and the application of the estimated net proceeds as described in “Use of Proceeds.”

	As of March 31, 2006
	Actual	As Adjusted
	(in thousands)
	(unaudited)
Cash and cash equivalents	$2,775	$
Long-term debt	19,125
Stockholders’ equity:
Common stock, $0.01 par value, 33,333,333 shares authorized; 8,366,508 shares issued and outstanding	251
Preferred stock, $0.0001 par value, 10,000,000 shares authorized; zero shares issued and outstanding	—
Additional paid-in capital	20,026
Accumulated deficit	(5,637)
Total stockholders’ equity	14,640
Total capitalization	$38,054	$

The table assumes no exercise of the underwriters’ over-allotment option and excludes the potential dilutive effect of the following securities:

•       1,903,907 shares of common stock issuable upon exercise of options (granted both under and outside of the 1996 Stock Option Plan) outstanding as of March 31, 2006, at a weighted average exercise price of $3.38 per share;

•       205,926 shares of common stock reserved for future issuance under our 1996 Stock Option Plan; and

•       1,114,947 shares of common stock issuable upon exercise of outstanding warrants as of March 31, 2006 at a weighted average exercise price of $4.76 per share.

This information should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes appearing elsewhere in this prospectus.

DILUTION

If you invest in our common stock, your interest will be diluted to the extent of the difference between the assumed initial public offering price of $             per share of our common stock and the net tangible book value per share of our common stock after this offering. Net tangible book value per share represents the amount of our total tangible assets less total liabilities, divided by the number of shares of common stock outstanding as of March 31, 2006. Dilution in net tangible book value per share represents the difference between the amount per share paid by purchasers of common stock in this offering and the net tangible book value per share of common stock immediately after the completion of this offering.

Our net tangible book value as of March 31, 2006 was $14.6 million, or $1.75 per share of common stock. Net tangible book value per share represents the amount of our stockholders’ equity divided by 8,360,456 shares of our common stock. After giving effect to the sale of the                  shares of common

stock offered hereby at an assumed public offering price of $                 per share (less underwriting discounts and commissions and estimated offering expenses), our as adjusted net tangible book value as of March 31, 2006 would have been $                 million, or $                 per share. This represents an immediate increase in net tangible book value of $              per share to existing stockholders and an immediate dilution in net tangible book value of $              per share to new investors of common stock in this offering. If the initial public offering price is higher or lower, the dilution to the new investors will be less or greater, respectively. The following table illustrates this per share dilution:

Assumed initial public offering price per share		$
Net tangible book value per share as of March 31, 2006	$1.75
Increase per share attributable to new investors	$
As adjusted net tangible book value per share after this offering		$
Dilution per share to new investors		$

The following table sets forth, on an as adjusted basis, as of March 31, 2006, the differences between the number of shares of common stock purchased from us, the total consideration paid and the average price per share paid by existing holders of common stock and by new investors purchasing shares of our common stock in this offering, before deducting the underwriting discounts and commissions and estimated offering expenses, at an assumed public offering price of $            per share. The following table does not include 1,903,907 and 1,114,947 shares, respectively, of our common stock issuable upon exercise of outstanding options and warrants at weighted average exercise prices of $3.38 and $4.76 per share, respectively, as of March 31, 2006. To the extent that outstanding stock options or warrants are exercised, there will be further dilution to new investors.

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders		%	$	%	$
New investors(1)(3)					$
Total(2)		100%	$	100%

       (1) As of March 31, 2006, we had reserved 1,903,907 and 1,114,947 shares, respectively, of our common stock for issuance upon exercise of outstanding options and warrants at weighted average exercise prices of $3.38 and $4.76 per share, respectively. To the extent any of the options and warrants are exercised, there will be further dilution to new investors.

       (2) The table above excludes, as of March 31, 2006, 205,926 shares available for future option grants under our 1996 Stock Option Plan.

       (3) Assuming full exercise of the underwriters’ over-allotment option, the number of shares of common stock held by new stockholders would be increased to                      shares or            % of the total number of shares outstanding.

SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated statement of operations data for the years ended September 30, 2003, 2004 and 2005 and the balance sheet data as of September 30, 2004 and 2005 is derived from our audited consolidated financial statements, which are included elsewhere in this prospectus. The selected consolidated statements of operations data for the years ended September 30, 2001 and 2002 and the balance sheet data as of September 30, 2001, 2002 and 2003 is derived from our unaudited consolidated financial statements not included in this prospectus. The following selected consolidated statement of operations data for the six months ended March 31, 2005 and 2006 and consolidated balance sheet data as of March 31, 2006 is derived from our unaudited interim condensed consolidated financial statements, which are included elsewhere in this prospectus. In the opinion of management, unaudited financial statements include all adjustments, consisting principally of normal recurring accruals, that management considers necessary for a fair presentation of the financial position and the results of operations for these periods. Historical results are not necessarily indicative of the results of operations for future periods. The following data is qualified in its entirety by and should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	Year Ended September 30,					Six Months Ended March 31,
	2001	2002	2003	2004(1)	2005(2)(3)	2005	2006(4)
	(unaudited)	(unaudited)				(unaudited)
	($ in thousands, except share and per share data and footnotes)
Statement of Operations Data:
Net sales	$521	$180	$104	$2,564	$14,650	$6,840	$9,667
Cost of sales	419	205	104	1,400	7,042	3,052	4,892
Gross profit	102	(25)	—	1,164	7,608	3,788	4,775
Operating expenses:
Selling and marketing expenses	13	1	9	209	1,651	811	739
General and administrative expenses	634	534	668	1,120	3,454	1,120	1,267
Depreciation and amortization	14	11	1	205	825	432	766
Total operating expenses	661	546	678	1,534	5,930	2,363	2,772
Operating (loss) income	(559)	(571)	(678)	(370)	1,678	1,425	2,003
Interest income	—	—	—	—	5	2	39
Interest expense to related party	—	—	(13)	(83)	(189)	(379)	—
Interest expense	—	—	(43)	(586)	(2,961)	(887)	(1,126)
Derivative valuation adjustment	—	—	—	—	—	—	43
(Loss) income before provision for income taxes	(559)	(571)	(734)	(1,039)	(1,467)	161	959
Provision for income taxes	—	—	—	—	—	—	112
Net (loss) income	$(559)	$(571)	$(734)	$(1,039)	$(1,467)	$161	$847
Net (loss) income per share:
Basic	$(0.12)	$(0.12)	$(0.15)	$(0.20)	$(0.25)	$0.03	$0.10
Diluted	$(0.12)	$(0.12)	$(0.15)	$(0.20)	$(0.25)	$0.02	$0.08
Weighted average shares outstanding:
Basic	4,490,420	4,711,196	4,758,295	5,127,691	5,985,908	5,756,151	8,360,456
Diluted	4,490,420	4,711,196	4,758,295	5,127,691	5,985,908	6,891,294	10,155,937

          (1) On July 14, 2004, we acquired the assets of Sound Media Group, Inc. for approximately $14.2 million.

          (2) On September 2, 2005, we acquired the emergency notification assets of Simtel Corporation for approximately $655,000.

          (3) On September 20, 2005, we acquired Smart Development Corp. for approximately $16.7 million.

          (4) On January 26, 2006, we purchased the emergency notification assets of Community Alert Network, Inc. for approximately $1.7 million.

	As of September 30,					As of March 31,
	2001	2002	2003	2004(1)	2005(2)(3)	2006(4)
	(unaudited)	(unaudited)				(unaudited)
	($ in thousands, except per share data and footnotes)
Balance Sheet Data:
Cash and cash equivalents	$69	$12	$17	$176	$3,636	$2,775
Working capital (deficit)	(87)	(65)	(496)	(1,754)	1,651	1,236
Total assets	583	493	3,761	14,677	37,638	38,054
Long-term debt	183	612	975	6,405	19,028	19,125
Total stockholders’ equity (deficit)	64	(462)	(909)	1,099	13,768	14,640

       (1) On July 14, 2004, we acquired the assets of Sound Media Group, Inc. for approximately $14.2 million.

       (2) On September 2, 2005, we acquired the emergency notification assets of Simtel Corporation for approximately $655,000.

       (3) On September 20, 2005, we acquired Smart Development Corp. for approximately $16.7 million.

       (4) On January 26, 2006, we purchased the emergency notification assets of Community Alert Network, Inc. for approximately $1.7 million.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements due to known and unknown risks, uncertainties and other factors, including those risks discussed in “Risk Factors” and elsewhere in this prospectus. We do not have any intention or obligation to update forward-looking statements included in this prospectus after the date of this prospectus, except as required by law.

Overview

We are in the business of providing software solutions to businesses and governmental agencies for voice messaging, emergency notification, customer reminders, customer loyalty programs, customer surveys and political polling and campaigning.

During our 2005 fiscal year, we acquired two businesses, issued $20.0 million aggregate principal amount of debt, and commenced preparations for the initial public offering of our common stock. During fiscal 2006, we are increasing sales of our emergency notification services, political polling and campaign services, as well as our other voice messaging services, through internal growth as well as through acquisitions. We also remain focused on reducing our operating costs as a percentage of revenue in an effort to generate additional earnings through cost saving initiatives.

Key highlights of our financial and strategic accomplishments for the six months ended March 31, 2006 and the fiscal year ended September 30, 2005 include:

•       increased revenue by 41% to $9.7 million for the six months ended March 31, 2006 compared to $6.8 million for the six months ended March 31, 2005;

•       increased revenue by 471% to $14.7 million for the fiscal year ended 2005 compared to the fiscal year ended 2004;

•       generated $586,000 of cash flows from operating activities during the six months ended March 31, 2006;

•       generated $2.2 million of cash flows from operating activities during fiscal 2005;

•       completed our integration of the Sound Media Group, Inc. acquisition;

•       completed our acquisition of Smart;

•       completed a debt financing for $20.0 million of our senior secured notes;

•       extinguished $7.3 million in our outstanding senior notes as well as a $3.0 million note to Sound Media Group, Inc.; and

•       achieved capacity to dispatch three million 15-second emergency notification messages within one hour.

Recent Acquisitions

On January 26, 2006, we purchased certain assets of CAN. As part of this asset purchase, we obtained approximately 151 emergency notification contracts with municipalities and large corporations. The purchase price for this acquisition was $1.7 million, exclusive of an additional $801,000 that may be paid out as part of an earn out schedule over the 60 month period following the acquisition.

On September 20, 2005, we purchased Smart. As part of this purchase, we acquired customer lists, servers and Smart’s proprietary platform. Our financial results for the 2005 fiscal year include the results of Smart for ten days. Under the terms of the merger agreement, we issued to Smart’s stockholders consideration valued at $14.0 million, consisting of a $7.0 million cash payment and 1,163,750 shares of our common stock. We have guaranteed that the value of the shares of our common stock will not be less than $7.0 million as of that date which is 12 months after the later to occur of the date we consummate the offering of common stock under this prospectus, or the date that we become a reporting company under the Exchange Act. In the event that at the end of the 12 month period, the aggregate value of the shares issued to the former stockholders of Smart is less than $7.0 million, based on the weighted average price of our common stock for the 20 consecutive trading days immediately prior to that date, then we will issue an additional number of shares of our common stock to those stockholders such that, following the issuance, the aggregate number of shares of our common stock held by those stockholders will have an aggregate value equal to $7.0 million. If, however, at the end of this 12 month period, the aggregate value of the 1,163,750 shares of common stock issued to the former Smart stockholders is less than $3.5 million, the Company will have the right, subject to the consent of the holders of the Senior Secured Notes, to make up a portion of the shortfall in cash.

We financed the payment of the cash portion of the purchase price for Smart through the issuance of $20.0 million of our Series A exchangeable preferred stock (subsequently exchanged for our senior secured notes) to two lenders. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” for more information regarding the preferred stock offering and the terms of our senior secured notes.

On July 14, 2004, we acquired substantially all of the assets and liabilities of SMG. As part of this acquisition, we acquired customer contracts, computers and additional related assets. Our financial statements for our fiscal year ended September 30, 2004 include approximately 10 weeks of results of operations of SMG. The total purchase price paid to SMG for these assets was $14.2 million, consisting of $7.0 million in cash, a two year promissory note in the principal amount of $3.0 million and the issuance of 333,333 shares of our common stock at a value of $3.00 per share. In addition, we issued 366,666 shares of our common stock as certain contingencies were met in fiscal year 2005. The total fair value of our common stock issued in 2005 was $2.2 million.

Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenue and expenses for each period.

Our estimates are based on our historical experience and a number of assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making our judgment about the carrying values of assets and liabilities. Although we believe our estimates, judgments and assumptions are appropriate and reasonable based upon available information, these assessments are subject to a wide range of sensitivity and therefore, actual results could differ from these estimates.

The following represents a summary of our critical accounting policies, defined as those policies (a) that we believe are the most important to the portrayal of our financial condition and results of operations; and (b) that require our most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effects of matters that are inherently uncertain.

Accounts Receivable

We provide allowances for doubtful accounts on our accounts receivable for estimated losses resulting from the inability of our customers to make required payments. Changes in the financial condition of our customers or other unanticipated events, which may affect their ability to make payments, could result in charges for additional allowances exceeding our expectations. Our estimates are influenced by the following considerations: the large number of customers and dispersion across wide geographic areas; a continuing credit evaluation of our customers’ respective financial conditions; aging of receivables, individually and in the aggregate; and our historical loss experience.

Revenue Recognition

We record revenue in accordance with Staff Accounting Bulletin, or SAB, No. 104, “Revenue Recognition in Financial Statements.” SAB No. 104 requires that service sales be recognized when there is persuasive evidence of an arrangement which states a fixed and determinable price and terms, delivery of the services has occurred in accordance with the terms of the sale, and collectibility of the sale is reasonably assured. We record sales when we have received a valid customer purchase order at a stated price, the customer’s credit has been approved and we have delivered the services to the customer. Our emergency notification customers are required to pre-pay annually for our services and, generally, with the exception of the set-up fee which is recognized immediately, such pre-paid amounts are amortized on a monthly basis over a 12 month period. For all other services provided by us, revenue is recognized once telephonic connections have been initiated and completed.

Stock-Based Compensation

We account for stock-based compensation in accordance with Accounting Principles Board, or APB, Opinion No. 25, “Accounting for Stock Issued to Employees,” and we comply with the disclosure provisions of SFAS No. 123, “Accounting for Stock-Based Compensation.” Under APB Opinion No. 25, compensation cost is recognized over the vesting period based on the excess, if any, on the date of grant of the fair value of our shares over the employee’s exercise price. When the exercise price of the option is less than the fair value price of the underlying shares on the grant date, deferred stock compensation is recognized and amortized to expense in accordance with FASB’s Interpretation No. 44 over the vesting period of the individual options. Accordingly, if the exercise price of our employee options equals or exceeds the market price of the underlying shares on the date of grant no compensation expense is recognized. Equity-based instruments issued to non-employees are valued based upon either the prevailing fair value of the services received by us or the fair market value of the equity instrument, whichever is more readily determinable.

Goodwill, Intangible Assets and Other Long-Lived Assets

We adopted the provisions of SFAS No. 142, “Goodwill and Other Intangible Assets,” in fiscal 2004. SFAS 142 eliminated the amortization of goodwill. Instead, goodwill is tested for impairment annually or whenever events or changes in circumstances indicate that the asset might be impaired. Our valuation methodology included comparing our estimated net present value of the projected future cash flows with the net book value of our assets. If the net book value exceeds the fair value, then goodwill is written down to its implied fair value.

We performed our annual impairment test of goodwill as of September 30, 2005 and no impairment was indicated based on this test. However, if actual results are substantially lower than our projections underlying this valuation, or if market discount rates increase, our future valuations could be adversely affected, potentially resulting in future impairment charges.

We also assess potential impairment of our goodwill, intangible assets and other long-lived assets when there is evidence that recent events or changes in circumstances have made recovery of an asset’s carrying value unlikely. The amount of an impairment loss would be recognized as the excess of the asset’s carrying value over its fair value. Factors which may cause impairment include significant changes in the manner of use of these assets, negative industry or economic trends, and significant underperformance relative to historical or projected future operating results.

Income Taxes

We estimate our tax liability through calculations we perform for the determination of our current tax liability, together with assessing temporary differences resulting from the different treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are recorded in our balance sheet. Our management then assesses the likelihood that deferred tax assets will be recovered in future periods. To the extent that we cannot conclude that it is more likely than not that the benefit of such assets will be realized, we establish a valuation allowance to adjust the net carrying value of such assets. The carrying value of our net deferred tax assets assumes that we will be able to generate sufficient future taxable income, based on estimates and assumptions. These estimates and assumptions take into consideration future taxable income and ongoing feasible tax strategies in determining recoverability of such assets. Our valuation allowance will change based on revisions to such estimates and assumptions.

Capitalized Software Development Costs

We capitalize the costs of computer software developed or obtained for internal use in accordance with Statement of Position 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use.” Capitalized computer software costs consist of consulting costs and payroll-related costs for certain projects that qualify for capitalization. We expense costs related to preliminary project assessment, research and development, re-engineering, training and application maintenance as incurred.

Litigation and Other Contingencies

We regularly evaluate our exposure to threatened or pending litigation and other business contingencies. Because of the uncertainties related to the amount of loss from litigation and other business contingencies, the recording of losses relating to such exposures requires significant judgment about the potential range of outcomes. We are not presently affected by any litigation or other contingencies that have had, or are currently anticipated to have, a material impact on our results of operations or financial position. As additional information about current or future litigation or other contingencies becomes available, we will assess whether such information warrants the recording of additional expense relating to these contingencies.

Results of Operations

The following table sets forth selected items in our consolidated statements of operations for the fiscal years ended September 30, 2003, 2004 and 2005, and for the six months ended March 31, 2005 and 2006, expressed as dollar amounts and as percentages of net sales:

	Fiscal Years Ended September 30,						Six Months Ended March 31,
	2003		2004		2005		2005		2006
	(in thousands)
Net sales	$104	100.0%	$2,564	100.0%	$14,650	100.0%	$6,840	100.0%	$9,667	100.0%
Cost of sales	104	100.0%	1,400	54.6%	7,042	48.1%	3,052	44.6%	4,892	50.6%
Gross profit	—	0.0%	1,164	45.4%	7,608	51.9%	3,788	55.4%	4,775	49.4%
Selling and marketing expenses	9	8.7%	209	8.2%	1,651	11.3%	811	11.9%	739	7.6%
General and administrative expenses	624	600.0%	1,120	43.7%	3,454	23.6%	1,120	16.4%	1,267	13.1%
Depreciation and amortization	45	43.3%	205	8.0%	825	5.6%	432	6.3%	766	7.9%
Operating (loss)/income	(678)	(651.9)%	(438)	(17.1)%	1,678	11.5%	1,425	20.8%	2,003	20.7%
Interest expense, net	(56)	(53.8)%	(601)	(23.4)%	(3,145)	(21.5)%	(1,264)	(18.5)%	(1,087)	(11.2)%
Derivative valuation adjustment	—	0.0%	—	0.0%	—	0.0%	—	0.0%	43	0.4%
(Loss)/income before income taxes	(734)	(705.8)%	(1,039)	(40.5)%	(1,467)	(10.0)%	161	2.4%	959	9.9%
Provision for income taxes	—	0.0%	—	0.0%	—	0.0%	—	0.0%	112	1.2%
Net (loss)/income	$(734)	(705.8)%	$(1,039)	(40.5)%	$(1,467)	(10.0)%	$161	2.4%	$847	8.8%

Six Months Ended March 31, 2006 Compared to Six Months Ended March 31, 2005

Net Sales.   Net sales increased $2.8 million, or 41.3%, to $9.7 million for the six months ended March 31, 2006, from $6.8 million for the six months ended March 31, 2005. This increase was attributable to a full six months of revenue from the operations of Smart, which we acquired in September 2005, a full two months of revenue from the operations of CAN, which we acquired in January 2006, and our internal organic growth which increased principally due to the additional capacity in our systems as a result of the Smart acquisition. During the six months ended March 31, 2005, we had no revenues attributable to Smart.

Cost of Sales.   Cost of sales increased $1.8 million, or 60.3%, to $4.9 million for the six months ended March 31, 2006, from $3.1 million for the six months ended March 31, 2005. This increase was attributable to a full six months of activity for the operations of Smart. As a percentage of net sales, cost of sales increased 6%, to 50.6% during the six months ended March 31, 2006 from 44.6% in same period of 2005. The increase on a percentage of sales basis principally is attributable to a shift in customer preferences which resulted in a change in our overall product mix.

Gross Profit.   Gross profit increased $987,000, or 26.1%, to $4.8 million for the six months ended March 31, 2006, from $3.8 million for the six months ended March 31, 2005. This increase was a result of increased sales. Gross margin decreased 6%, to 49.4% for the six months ended March 31, 2006, from 55.4% for the six months ended March 31, 2005 as a result of a change in our product mix.

Selling and Marketing Expenses.   Selling and marketing expenses decreased $72,000, or 8.9%, to $739,000 for the six months ended March 31, 2006, from $811,000 for the six months ended March 31, 2005. The decrease was primarily attributable to lower overall commission expense because more of our customer base became “self provisioning” as a result of the Smart acquisition and no longer require a commission-based sales person to manage them. In addition, the acquisition of Smart contributed additional customer accounts that do not require our commission-based sales persons to manage the accounts.

General and Administrative Expenses.   General and administrative expenses increased $147,000, or 13.1%, to $1.3 million during the six months ended March 31, 2006, from $1.1 million for the six months ended March 31, 2005. As a percentage of net sales, general and administrative expenses decreased 3.3%, to 13.1% during the six months ended March 31, 2006 from 16.4% in same period of 2005. This decrease on a percentage of sales basis was primarily attributable to the additional sales contributed by the operations of Smart and the synergies achieved from the acquisition, partially offset by the cost associated with integrating the operations and technology from Smart into our operations.

Depreciation and Amortization.   Depreciation and amortization expense increased $334,000, or 77.3%, to $766,000 for the six months ended March 31, 2006, from $432,000 for the six months ended March 31, 2005. This increase resulted from the additional depreciation of assets and the amortization of intangibles related to the acquisition of Smart and CAN during the six months ended March 31, 2006. Additional fixed assets from the acquisition of Smart totaled $1.1 million and additional intangibles from the acquisition of Smart totaled $1.2 million. The CAN assets added $1.7 million in additional intangibles which are being amortized over an estimated life of 5 years.

Interest.   Interest expense for the six months ended March 31, 2006 was $1.1 million which was offset by interest income of $39,000 compared to interest expense of $1.3 million and interest income of $2,000 for the same period in 2005. The decrease was a result of lower interest expense and debt issuance cost amortization during the six months ended March 31, 2006 associated with the $20.0 million preferred stock placement with our senior lender, which preferred stock was subsequently exchanged for our senior notes. These notes have a more favorable interest rate and lower issuance cost amortization than the notes issued during and reflected on the balance sheet as of the six months ended March 31, 2005.

Income taxes.   Our provision for the second quarter of March 31, 2006 consisted of an income tax expense of $112,000 for an effective tax rate of 11.8%. The effective tax rate for the six months ended March 31, 2006 was impacted by the reversal of a prior year’s valuation allowance in the amount of $259,000.

Year Ended September 30, 2005 Compared to Year Ended September 30, 2004

Net Sales.   Net sales increased $12.1 million, or 471%, to $14.7 million for the fiscal year ended September 30, 2005, from $2.6 million for the fiscal year ended September 30, 2004. This increase was primarily attributable to a full year of revenue from the operations of SMG, which we acquired in July 2004, and our internal organic growth which increased principally due to the additional capacity in our systems as a result of the SMG acquisition. During 2004, we had revenue of $2.5 million attributable to the acquisition of SMG for approximately ten weeks at the end of our fiscal year.

Cost of Sales.   Cost of sales increased $5.6 million, or 403%, to $7.0 million for the fiscal year ended September 30, 2005, from $1.4 million for the fiscal year ended September 30, 2004. As a percentage of net sales, cost of sales decreased 6.5%, to 48.1% during the fiscal year ended September 30, 2005 from 54.6% in same period of 2004. The decrease on a percentage of sales basis is principally attributable to the inclusion for a full year of higher margin services as a result of the SMG acquisition.

Gross Profit.   Gross profit increased $6.4 million, or 553.6%, to $7.6 million for the fiscal year ended September 30, 2005, from $1.2 million for the fiscal year ended September 30, 2004. Gross margin increased 6.5%, to 51.9% for the fiscal year ended September 30, 2005, from 45.4% for the fiscal year ended September 30, 2004, principally as a result of the increase in higher margin services as a percentage of total revenue which resulted from the inclusion of the operations of SMG for the full fiscal year.

Selling and Marketing Expenses.   Selling and marketing expenses increased $1.4 million, or 690%, to $1.7 million for the fiscal year ended September 30, 2005, from $209,000 for the fiscal year ended

September 30, 2004. This increase was primarily attributable to commission expenses of $1.6 million directly related to higher sales and increased marketing of our services.

General and Administrative Expenses.   General and administrative expenses increased $2.3 million, or 208.4%, to $3.5 million during the fiscal year ended September 30, 2005, from $1.1 million for the fiscal year ended September 30, 2004. This increase was a result of the full year of expenses for the operations of SMG. As a percentage of revenue, general and administrative expenses decreased 46%, to 23.6% in 2005 from 43.7% in 2004. This decrease was primarily due to an increase in our sales.

Depreciation and Amortization.   Depreciation and amortization increased $620,000, or 302.4%, to $825,000 for the fiscal year ended September 30, 2005, from $205,000 for the fiscal year ended September 30, 2004. The increase was the result of a full year of depreciation and amortization of fixed assets and identifiable intangible assets acquired through the SMG acquisition.

Interest.   Interest expense for the fiscal year ended September 30, 2005 was $3.1 million, as compared to interest expense of $601,000 for the fiscal year ended September 30, 2004. This increase was a result of interest expense and debt issuance cost amortization in 2005 associated with senior secured promissory notes issued in July 2004 to a lender. In September 2005, these notes were repaid using proceeds from the preferred stock placement and the balance of the capitalized loan cost of $478,000 and the balance of the note discount of $221,000 associated with the promissory notes were expensed through interest expense.

Income taxes.   As of September 30, 2005, we had net operating loss carryforwards for federal and state income tax purposes of $2.7 million and $1.6 million, respectively, which begin to expire in 2019 and 2011, respectively. The utilization of net operating loss carryforwards may be limited due to the ownership change under the provisions of Internal Revenue Code Section 382 and similar state provisions.

As of September 30, 2005 and 2004, a full valuation has been recorded for the deferred tax assets since we do not believe the recoverability of the deferred income tax assets in the near future is more likely than not. Accordingly, a deferred income tax benefit for the fiscal years ended September 30, 2005 and 2004 has not been recognized in our audited financial statements.

Year Ended September 30, 2004 Compared to Year Ended September 30, 2003

Net Sales.   Net sales increased $2.5 million, or 2,365%, to $2.6 million for the fiscal year ended September 30, 2004, as compared to $104,000 for the fiscal year ended September 30, 2003. This increase was primarily attributable to our acquisition of SMG and the additional revenue contributed by the SMG operations. We included two and one-half months of revenue, or $2.5 million, related to the assets purchased from SMG.

Cost of Sales.   Cost of sales increased $1.3 million, or 1,246.2%, to $1.4 million for the fiscal year ended September 30, 2004 from $104,000 for the fiscal year ended September 30, 2003. As a percentage of revenue, cost of sales decreased 45.4%, to 54.6% during the fiscal year ended September 30, 2005 from 100.0% in same period of 2004. The decrease on a percentage of sales basis principally is attributable to the inclusion of SMG’s operations which we acquired in July 2004.

Gross Profit.   Gross profit increased $1.2 million, to $1.2 million for the fiscal year ended September 30, 2004, from zero for the fiscal year ended September 30, 2003. Gross margin increased to 45.4% for fiscal year ended September 30, 2005, from 0% for the fiscal year ended September 30, 2004, as a result of the inclusion of SMG’s operations which were acquired in July 2004.

Selling and Marketing Expenses.   Selling and marketing expenses increased $200,000, or 2,222% to $209,000 for the fiscal year ended September 30, 2004, from $9,000 for the fiscal year ended September 30, 2004. The increase is primarily attributable to commission expenses of $209,000 related to sales of dialing services pursuant to the acquisition of assets from SMG.

General and Administrative Expenses.   General and administrative expenses increased $496,000, or 79.5%, to $1.1 million during the fiscal year ended September 30, 2004, from $624,000 for the fiscal year ended September 30, 2003. This increase was primarily comprised of new expenses, principally headcount and facilities, related to the acquisition of certain assets from SMG. As a percentage of net sales, general and administrative expenses decreased 556.3%, to 43.7% in 2004 from 600% in 2003.

Depreciation and Amortization.   Depreciation and amortization of intangibles increased $160,000, or 355.6% to $205,000 for the fiscal year ended September 30, 2004, from $45,000 for the fiscal year ended September 30, 2003. The increase is the result of amortization of identifiable intangible assets associated with the SMG acquisition and the depreciation of additional fixed assets acquired.

Interest.   Interest expense for the fiscal year ended September 30, 2004 was $669,000 compared to interest expense of $56,000 for 2003. The increase was a result of interest expense and debt issuance cost amortization in 2004 associated with the senior secured promissory notes issued to a lender in July 2004.

Income taxes.   For fiscal years ended September 30, 2004 and 2003, the income tax benefit for these years was fully offset by a valuation allowance against our deferred tax assets resulting in no tax benefit being recognized in fiscal year 2004 or 2003.

Potential Fluctuations in Quarterly Results and Seasonality

Our quarterly operating results may fluctuate as a result of a variety of factors, including but not limited to:

•       the timing of certain holidays during the year. Generally we experience less use of our voice messaging system around the year-end holidays of Thanksgiving and Christmas;

•       the timing of elections and primaries for a particular year will impact our results as we derive a large amount of revenue from political surveys and messages;

•       the occurrence of presidential elections historically has resulted in increased usage of our services;

•       changes in borrowings and interest rates;

•       changes in consumer preferences and competitive conditions; and

•       fluctuations in costs attributable to public company compliance costs, including Sarbanes-Oxley Act related costs.

Our business is also somewhat subject to seasonal fluctuations. Historically, sales during the months of December through April have been lower than other months of the year. Accordingly, results for any one quarter are not necessarily indicative of results to be expected for any other quarter or for any year.

Liquidity and Capital Resources

	Fiscal Years Ended September 30,			Six Months Ended March 31,
	2003	2004	2005	2005	2006
	(in thousands)
Net cash (used in) provided by operating activities	$(139)	$(586)	$2,222	$1,098	$586
Net cash used in investing activities	(131)	(6,777)	(7,762)	(883)	(1,452)
Net cash provided by (used in) financing activities	275	7,522	9,000	(222)	5
Net increase (decrease) in cash and cash equivalents	5	159	3,460	(7)	(861)
Cash and cash equivalents, beginning of period	12	17	176	176	3,636
Cash and cash equivalents, end of period	$17	$176	$3,636	$169	$2,775

From our inception through our fiscal year ended September 30, 2005, we incurred losses and had an accumulated deficit of $6.5 million and working capital of $1.7 million. For the six months ended March 31, 2006, we had net income of $847,000 and for the fiscal years ended September 30, 2005, 2004 and 2003, we incurred losses of $1.5 million, $1.0 million, and $734,000, respectively, we generated cash flows from operating activities of $2.2 million, $25,000 and a use of $403,000, respectively. Consequently, our sources of funding for operations and acquisitions were derived from placements of debt and equity securities and cash flow from operations. In the past three fiscal years, we have received $1.2 million from sales of our common stock. In addition, we have outstanding $20.0 million aggregate principal amount of senior secured notes, as more fully described below.

As of March 31, 2006, we had cash and cash equivalents of $2.8 million, as compared to $3.6 million at September 30, 2005 and $176,000 and $17,000 at September 30, 2004 and 2003, respectively. The decrease in cash reflects the payment on certain accounts payable and $866,000 paid to acquire certain assets of CAN. Cash provided by operating activities for the six months ended March 31, 2006 decreased by $512,002 to $586,000 from $1.1 million for the six months ended March 31, 2005. This decrease was substantially due to our higher net income of $847,000 and the increase in revenue generated by the additional operations of Smart. Cash provided by operating activities for the fiscal year ended September 30, 2005 increased by $2.8 million, to $2.2 million, from a use of cash of $586,000 for the fiscal year ended September 30, 2004. This increase was substantially due to our higher operating income of $1.7 million versus an operating loss of $370,000 in fiscal 2004 and an increase in accounts payable and accrued expenses of $606,000 and $913,000, respectively, which reflects the general increase in the volume of our operations. For the fiscal year ended September 30, 2004, cash provided by operating activities increased $428,0000 to $25,000 from a use of cash of $403,000 for the fiscal year ended September 30, 2003. This increase was attributable to the operations of the assets purchased from SMG in July of 2004.

Cash used in investing activities for the six months ended March 31, 2006 increased by $569,000 to $1.5 million, as compared to cash used by investing activities for the six months ended March 31, 2005 of $883,000. This increase was primarily attributable to the acquisition of CAN during the six months ended March 31, 2006. Cash used by investing activities for the fiscal year ended September 30, 2005 increased by $985,000 to $7.8 million, as compared to cash used by investing activities in the fiscal year ended September 30, 2004 of $6.8 million. This increase was primarily attributable to the acquisitions of Smart and Simtel during the fiscal year ended September 30, 2005. For the fiscal year ended September 30, 2004 cash used by investing activities increased $6.6 million to $6.8 million from $131,000 for the fiscal year ended September 30, 2003. This increase was primarily attributable to the acquisition of SMG in July of 2004.

Cash provided by financing activities for the six months ended March 31, 2006 increased by $227,000, to $5,000 in 2005 from a use of cash of $222,000 during the six months ended March 31, 2005. This increase was primarily due to the senior secured notes we issued in the fourth quarter of 2005 which have a balloon payment at the end of the loan period in the amount of the principal of the loan, as compared to the terms of our debt outstanding during the six months ended March 31, 2005 which required monthly principal payments and which was extinguished during the fourth quarter of our 2005 fiscal year. Cash provided by financing activities for the fiscal year ended September 30, 2005 increased by $2.1 million to $9.0 million in 2005 from $6.9 million in 2004. This increase was primarily due to the gross proceeds of $20.0 million from the senior secured notes issued during the fourth quarter of 2005, partially offset by the repayment of higher interest debt and other notes payable during fiscal 2005. Cash provided by financing activities for fiscal year ended September 30, 2004 increased $6.4 million to $6.9 million from $539,000 for the fiscal year ended September 30, 2003. This increase is primarily related to the $7.3 million loan from a lender that we closed in July of 2004 in order to finance the purchase of assets from SMG.

On September 16, 2005, we issued 20,000 shares of Series A preferred stock, exchangeable at a rate of $1,000 per share into our senior secured notes due and payable on September 16, 2010, and warrants to purchase 389,000 shares of our common stock. All of these shares were converted into our senior secured notes on December 14, 2005. The senior secured notes accrue interest at a rate of 9% per annum through August 31, 2006 and LIBOR plus 5.25% thereafter, but the interest rate may not be less than 8% or greater than 11%. Interest is payable quarterly in arrears on the last business day in February, May, August and November. The note purchase agreement also included a provision which increased the applicable interest rate if we do not complete a “Qualified Equity Financing” (as defined in the note purchase agreement) by certain dates. Effective March 16, 2006, the interest rate increased to 10% and, effective June 16, 2006, the rate increased to 10.5%, since we did not complete a “Qualified Equity Financing” by such dates. Our repayment obligations under the senior secured notes are secured by all of our existing and future assets. The purchase agreement pursuant to which the senior secured notes were issued contains customary covenants regarding operations of our business and financial covenants relating to, among other things, minimum EBITDA, revenue and cash amounts, minimum ratios of EBITDA to interest expense and EBITDA to total indebtedness. The note purchase agreement, as amended, included a covenant to file a “Registration Statement” (as defined in the note purchase agreement), on or prior to December 15, 2005. We were not in compliance with this covenant as of March 31, 2006. On July 21, 2006, we amended the note purchase agreement to extend the date by which we are required to file a “Registration Statement” to August 15, 2006 and to provide a waiver covering all periods of non-compliance prior to the date of the amendment. The note purchase agreement was also amended to modify certain financial covenants for the quarter ended June 30, 2006. We were in compliance with these modified financial covenants as of June 30, 2006. In addition, under the terms of the note purchase agreement, if we do not complete a “Qualified IPO” (as defined in the note purchase agreement) by September 16, 2006, we are obligated to issue to the lenders, pro rata in accordance with the respective aggregate principal amount of notes held by them, without the payment of any additional consideration by them, additional warrants exercisable into an aggregate of 83,333 shares of common stock (subject to adjustment) at an exercise price of $6.00 per share. Although we have not yet issued these warrants, based upon the probability that we will not complete a “Qualified IPO” by September 16, 2006, we have recorded the liability related to these warrants in our balance sheet at June 30, 2006 as further discussed in Note 16 to the consolidated financial statements as of and for the year ended September 30, 2005 included elsewhere herein.

In addition, the purchase agreement provides that if the total rate of return realized by the lenders under the senior secured notes and the shares of common stock underlying the warrants, is less than 15% per annum on the maturity date of the senior secured notes, then we will have to pay to the lenders an amount equal to the difference between the rate of return already earned by the lenders and 15% per annum, which amount may be paid in cash, up to a certain amount of our shares of common stock, or a combination thereof. However, we will not have to pay this additional amount if the weighted average price of our common stock is in excess of $6.00 per share (as adjusted to take account of any stock dividends, stock splits or similar events) for any period of 180 consecutive days commencing after the first anniversary of our offering under this prospectus and prior to the maturity date, with the remaining difference payable in cash.

We believe that our existing cash balances, together with cash flows from our operations, will be sufficient to fund our operations for at least the next twelve months. However, our actual future capital requirements will depend on many factors, including:

•       market acceptance of our services;

•       sales and marketing activities, and the expansion of our commercial infrastructure, related to new services;

•       the development of new products and services;

•       activities and payments in connection with potential acquisitions of companies, products or technology; and

•       competitive, technological, market and other developments.

If any of these factors, either individually or in combination, require us to invest a significant amount of capital or prevent us from maintaining positive cash flows from operations, we may need to complete a financing transaction to provide sufficient working capital. We cannot assure you that any financing transaction will be available on terms acceptable to us, or at all, or that any financing transaction will not be dilutive to current stockholders. In addition, under our senior secured notes, we are restricted from incurring additional indebtedness without the lenders’ prior consent. If we require additional working capital, but are not able to raise additional funds, we may be required to significantly curtail or cease our ongoing operations. We purchased approximately $250,000 of property and equipment and incurred $335,000 of capitalized software during the six months ended March 31, 2006. Our capital expenditures for the remainder of fiscal year 2006 are expected to be $400,000.

Off Balance Sheet Arrangements

We do not have any off-balance sheet arrangements as defined in Item 303(a)(4) of Regulation S-K.

Contractual Obligations and Commitments

The following table summarizes our expected cash requirements for contractual obligations outstanding as of September 30, 2005 (in thousands):

		Less than			More than
	Total	1 Year	1-3 Years	4-5 Years	5 Years
Senior Secured Notes, including interest expense	$30,325	$1,925	$4,200	$24,200	$—
Operating Lease Obligations	829	182	398	249	—
Total	$31,154	$2,107	$4,598	$24,449	$—

Operating lease obligations.   We lease space for our primary facility, located in Laguna Niguel, California, under a lease that expires in December 2009. Under this lease, we are required to pay for insurance, property taxes, utilities and maintenance.

Senior secured notes.   We have a $20.0 million senior secured note payable to two lenders. Effective June 16, 2006, we were required to pay interest on a monthly basis at a rate of 10.5%. All principal is due on the maturity date of September 16, 2010. As further discussed in Note 9 to the consolidated financial statements as of and for the three years ended September 30, 2005, we may also be required to pay the principal in full in certain situations pursuant to the note purchase agreement.

As further discussed in Note 10 to the consolidated financial statements as of and for the six months ended March 31, 2006, we were not in compliance with one of the covenants set forth in the note purchase agreement as of March 31, 2006. On July 21, 2006, we amended the note purchase agreement to provide for a waiver covering all periods of non-compliance with respect to that covenant prior to the date of such amendment.

The schedule above does not include the following contingent liabilities:

•       the contingent liability related to the valuation of our shares issued in connection with the Smart acquisition. Under the terms of the Smart merger agreement, we issued to Smart’s stockholders consideration valued at $14.0 million, comprised of a $7.0 million cash payment and 1,163,750 shares of our common stock. We guaranteed that the value of the shares of our common stock will not be less than $7.0 million as of 12 months from the later to occur of the date we consummate the offering under this prospectus, or the date that we become a reporting company under the Exchange Act. In the event that, at the end of this 12 month period, the aggregate value of the 1,163,750 shares of common stock issued to the former stockholders of Smart is less than

$7.0 million, based on the weighted average price of our common stock for the 20 consecutive trading days immediately prior to such date, then we will issue an additional number of shares of our common stock to such stockholders such that, following such issuance, the aggregate number of shares of our common stock held by such stockholders will have an aggregate value equal to $7.0 million. If, however, at the end of this 12 month period, the aggregate value of the 1,163,750 shares of common stock issued to the former stockholders of Smart is less than $3.5 million, we have the right, subject to the consent of our lenders, to make up a portion of the shortfall in cash.

•       the contingent liability related to our obligation to effect an initial public offering or become a reporting company in connection with the Smart acquisition. Under the terms of the Smart merger agreement, we provided the former stockholders of Smart with certain contractual commitments relating to the potential future liquidity of our common stock. We have agreed that by November 20, 2006 we will have either completed an initial public offering of our common stock or will have otherwise filed a Form 10 and become a reporting company under the Exchange Act, or, failing such events, we will be obligated, on a date that shall be not later than twenty-four (24) months after the acquisition date or September 20, 2007, to redeem and repurchase for cash all of the common stock issued in connection with the acquisition (1,163,750 shares) at a redemption price of $6.00 per share.

•       the contingent liabilities related to the guaranteed rate of return and valuation of warrants issued with respect to the note purchase agreement. The note purchase agreement includes a provision that guarantees the lenders a total rate of return equal to the internal rate of return per annum realized or deemed realized by the note holders on their combined investment. Total return will be calculated by including all payments and distributions received and the gain on the warrants issued to the lenders. If this total rate of return (calculated on or after the first anniversary of the effective date of our initial public offering, the arithmetic mean of our stock price in such a period is $18.00 or more as adjusted for dividends, stock splits or similar events and our common stock shall be listed on a United States national securities exchange) is less than 15% per annum, we are to pay a makeup payment payable in shares of our common stock. Pursuant to the note purchase agreement, the makeup payment in common stock is not to exceed 389,000 shares, with the remaining difference payable in cash.

•       the contingent liability related to our pending rescission offer. In August 2006, we determined that certain offers and sales of common stock, options and warrants may not have complied with the exemptions from registration available under the Securities Act and similar provisions of applicable state securities laws. In order to address the possible contingent liabilities, we plan to make a rescission offer soon after the effective date of our Registration Statement on Form S-1 to the participants in these offers and sales. The rescission offer will be kept open for at least 20 business days and will be registered under the Securities Act and qualified in each state where qualification is required under applicable state securities laws. If the rescission offer is accepted by all offerees, we could be required to make an aggregate payment to the holders of these shares of common stock, options and warrants of up to approximately $8.0 million, plus statutory interest. We will offer to rescind prior purchases of its common stock for an amount equal to the price paid for the shares plus interest, calculated from the date of purchase through the date on which the rescission offer expires, at the applicable statutory interest rate per year. With respect to outstanding options to purchase our common stock that are subject to the rescission offer, we will offer to rescind the entire option grant, regardless of whether the option is vested, in exchange for an amount equal to 20% of the aggregate exercise price for the entire option, plus interest, calculated from the date of grant of the option through the date on which the rescission offer expires, at the applicable statutory interest rate per year. With respect to outstanding warrants to purchase our common stock that are subject to the rescission offer, we will offer to rescind the entire warrant in exchange for an amount equal to 20% of the aggregate exercise price for the entire warrant, plus interest, calculated from the date of grant of the warrant through the date on which the rescission offer expires, at the applicable statutory interest rate per year.

Our liability under this rescission offer is not currently reasonably estimable. Accordingly, we have not recorded a liability in connection with the contemplated rescission offer as of June 30, 2006.

•       we may be obligated to pay a percentage of contract renewals related to our acquisition of CAN, in amounts up to a maximum of $801,000 over the five years from the date we acquired CAN. Through March 31, 2006, we were not obligated to pay any of this contingent purchase price.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

In April 2006, we dismissed Stonefield Josephson, Inc., or Stonefield, as our principal accountants and engaged Singer Lewak Greenbaum & Goldstein LLP, or Singer Lewak, as our principal accountants. The decision to change principal accountants was recommended by our audit committee and approved by our board of directors.

In connection with the audit of our fiscal years ended September 30, 2003, 2004 and 2005, there were no disagreements with Stonefield on any matter of accounting principles or practices, financial statement disclosure or an auditing scope or procedure, which disagreements, if not resolved to Stonefield’s satisfaction, would have caused Stonefield to make reference to the subject matter of the disagreements in connection with its reports.

The audit reports of Stonefield on our financial statements as of and for our fiscal years ended September 30, 2003, 2004 and 2005 did not contain an adverse opinion or a disclaimer of opinion, nor were the reports qualified or modified as to uncertainty, audit scope or accounting principles.

In April 2006, we engaged Singer Lewak as our new principal accountants to reaudit the 2003, 2004 and 2005 fiscal years. We did not consult with Singer Lewak regarding any matters prior to such engagement.

Quantitative and Qualitative Disclosures About Market Risk

Interest Rate and Market Risk.   We do not use derivative financial instruments in our investment portfolio. We are averse to principal loss and try to ensure the safety and preservation of our invested funds by limiting default risk, market risk, and reinvestment risk. We attempt to mitigate default risk by investing in only the safest and highest credit quality securities. At March 31, 2006, we invested our available cash in money market securities of high credit quality financial institutions.

Interest accrues on our senior secured notes at a rate of 9% per annum through March 16, 2006, at a rate of 10% per annum through June 16, 2006, at a rate of 10.5% per annum through August 31, 2006, and at a rate of LIBOR plus 5.25% thereafter, subject to a minimum interest rate of 8% per annum and a maximum interest rate of 11% per annum. Accordingly, we are exposed to interest rate changes related to our senior secured notes. The weighted average interest rate for borrowings under the senior secured notes during the year ended September 30, 2005 was 9%. For every 0.25% increase in interest rates, we would expect an annual increase in interest expense of approximately $507,000 assuming an outstanding balance of $20 million.

Foreign Currency Exchange Rate Risk.   We have no sales, investments or cash balances in foreign currencies and are therefore not affected by fluctuations in foreign currencies.

Recently Issued Accounting Pronouncements

In June 2006, the Financial Accounting Standards Board, or FASB, issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109,” or FIN 48, which prescribes accounting for and disclosure of uncertainty in tax positions. This interpretation defines the criteria that must be met for the benefits of a tax position to be recognized in the financial statements and the measurement of tax benefits recognized. The provisions of FIN 48 are effective as of the beginning of our 2007 fiscal year, with the cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings. We are currently evaluating the impact of adopting FIN 48 on our consolidated financial statements.

In November 2004, the FASB issued Statement of Financial Accounting Standards, or SFAS, No. 151, “Inventory Costs,” an amendment of Accounting Research Bulletin, or ARB, No. 43, to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). SFAS No. 151 requires that those items be recognized as current-period charges regardless of whether they meet the criterion of “so abnormal.” In addition, SFAS No. 151 requires that an allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. Companies are required to adopt the provisions of SFAS No. 151 for fiscal years beginning after June 15, 2005. The adoption of SFAS No. 151 will not have an impact on our consolidated financial position, results of operations or cash flows.

In December 2004, the FASB issued two Staff Positions—FSP FAS 109-1, “Application of FASB Statement 109, ‘Accounting for Income Taxes,’ to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004,” and FSP FAS 109-2, “Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004.” Neither of these Staff Positions affected us as we do not participate in the related activities.

In December 2004, the FASB issued SFAS No. 123 (revised 2004), “Share-Based Payment,” or SFAS 123R, which replaces SFAS No. 123, “Accounting for Stock-Based Compensation,” or SFAS 123, supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees,” or APB 25, and amends SFAS No. 95, “Statement of Cash Flows,” or SFAS 95. SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values. The intrinsic value method as permitted under APB 25 together with the pro forma disclosures previously permitted under SFAS 123 no longer will be an alternative to financial statement recognition. Under SFAS 123R, we must determine the appropriate fair value model to be used for valuing share-based payments and the amortization method for attributing compensation cost to reporting periods. SFAS 95 is amended to require excess tax benefits be reported as a financing cash flow rather than as a reduction in taxes paid within the Consolidated Statement of Cash Flows.

In April 2005, the SEC announced an amendment to Regulation S-X to amend the date for compliance with SFAS 123R. The amendment requires each registrant that is not a small business issuer to adopt SFAS 123R in the first fiscal year commencing after June 15, 2005. We are required to adopt SFAS 123R beginning October 1, 2006. We are currently evaluating the impact of adopting SFAS 123R. The impact of adoption is dependent on the number of unvested options, a projection of our stock price and other option valuation assumptions related to potential fiscal year 2007 stock option grants which are subject to various uncertainties, including our future share-based compensation strategy, stock price volatility, estimated forfeiture rate and employee stock option exercise behavior.

In March 2005, the SEC issued SEC Staff Accounting Bulletin No. 107, or SAB 107, which describes the SEC staff position on the application of SFAS 123R. SAB 107 contains interpretive and certain transitional guidance relating to the interaction between SFAS 123R and certain SEC rules and regulations including the SEC’s views regarding the valuation of share-based payment arrangements including assumptions related to expected volatility and expected term, first time adoption of SFAS 123R in an interim period, the modification of certain terms of employee share options prior to the adoption of SFAS 123R and disclosures within Management’s Discussion and Analysis subsequent to the adoption of SFAS123R. We are currently evaluating SAB 107 and its guidance and will be adopting it as part of our adoption of SFAS 123R beginning October 1, 2006.

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29, ‘Accounting for Nonmonetary Transactions, or SFAS 153.’” The amendments made by SFAS 153 are based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. Further, the amendments eliminate the narrow exception for nonmonetary exchanges of similar productive assets and replace it with a broader exception for exchanges of nonmonetary assets that do not have commercial substance. Previously, APB Opinion No. 29 required that the accounting for an exchange of a productive asset for a similar productive asset or an equivalent interest in the same or similar productive asset should be based on the recorded amount of the asset relinquished. APB Opinion No. 29 provided an exception to its basic measurement principle (fair value) for exchanges of similar productive assets. The FASB believed that such exception required that some nonmonetary exchanges, although commercially substantive, be recorded on a carryover basis. By focusing the exception on exchanges that lack commercial substance, the FASB believed that SFAS 153 produces financial reporting that more faithfully represents the economics of the transactions. SFAS 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Earlier application is permitted for nonmonetary asset exchanges occurring in fiscal periods beginning after the date of issuance. The provisions of SFAS 153 shall be applied prospectively. The adoption of SFAS 153 will not have a material impact on our consolidated financial position, results of operations or cash flows.

In March 2005, the FASB issued FASB Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations,” or FIN 47. FIN 47 provides guidance relating to the identification of and financial reporting for legal obligations to perform an asset retirement activity. FIN 47 requires recognition of a liability for the fair value of a conditional asset retirement obligation when incurred if the liability’s fair value can be reasonably estimated. FIN 47 also defines when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. The provision is effective no later than the end of fiscal years ending after December 15, 2005. We adopted FIN 47 beginning in the first quarter of our 2006 fiscal year. The adoption of FIN 47 did not have a material impact on our consolidated financial position, results of operations or cash flows.

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections,” or SFAS 154, which replaces APB Opinion No. 20, “Accounting Changes,” or APB 20, and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements,” or SFAS 3. SFAS 154 applies to all voluntary changes in accounting principle and changes the requirements for the accounting for and reporting of a change in accounting principle. SFAS 154 also requires retrospective application to prior period financial statements involving changes in accounting principle unless it is impracticable to determine either the period-specific or cumulative effect of the change. This statement also requires that a change in the method of depreciation, amortization or depletion of long-lived assets be accounted for as a change in accounting estimate that is accounted for prospectively. SFAS 154 also retains many provisions of APB 20 including those related to reporting a change in accounting estimate, a change in the reporting entity and a correction of an error and also carries forward provisions of SFAS 3 governing the reporting of accounting changes in interim financial statements. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. We believe that the adoption of SFAS 154 will not have a material effect on our consolidated financial position, results of operations or cash flows.

BUSINESS

Overview

We develop and offer internet-based, proprietary software solutions designed to enable our customers to use a number of fully automated in- and out-bound interactive voice response, or IVR, services to transmit automated outbound voice messages, political surveys  and emergency notifications on a cost efficient basis. Our network, consisting of 47.5 Dedicated Server 3’s, or DS-3’s, and approximately 100 servers makes available to our customers over 31,000 telephone lines. Our customers are able to access our network through multiple communication channels including the internet and can transmit, on an automated basis, up to approximately three million 15-second voice messages per hour. Fewer or more calls can be placed through our network in a given hour, depending on factors including the length of the transmitted message.

Introduction and Background

GenuTec Business Solutions, Inc. (f/k/a Bison States Finance Corporation, Amwest Finance Corporation) was incorporated in the State of Montana in January 1993, as a subsidiary of Montana Life Assurance Holding Company. In December 1998, Bison was spun off from Montana Life in a transaction in which the shareholders of Montana Life received a stock dividend consisting of shares of Bison. Following the spin-off, Bison had approximately 2,156 stockholders. In August 2000, Bison merged with Five Star Rated, Inc., or Five Star, a mobile technology company, whereby each share of common stock of Five Star was converted into three shares of Bison common stock, and the name of the surviving corporation was changed to GenuTec Business Solutions, Inc. Following the merger, the surviving corporation had approximately 2,300 stockholders of record. Prior to the effectiveness of the registration statement of which this prospectus is a part, we intend to reincorporate in the State of Delaware through a merger of our company into a newly organized Delaware corporation of the same name.

Historically, our revenues have been generated from voice messaging services provided to businesses, charities, and political organizations. These customers use our services to transmit voice messages to a large audience in a cost effective manner regarding product and event reminders, customer loyalty programs, and political campaign and fund-raising information. In early 2003, after the release of the 9-11 Commission Report which identified a need for public emergency notification, we identified an opportunity to expand into the mass public emergency notification segment of the voice messaging industry. Later in 2003, we began developing a web portal for the automated emergency notification platform. When we were nearly finished with the web portal portion of the platform, we began a search to identify acquisition targets that would provide infrastructure and an adequate revenue base to enable us to complete our platform and offer a mass public emergency notification system. As a result of our search, in July 2004 we acquired substantially all of the assets of Sound Media Group, Inc., or SMG, which provided voice messaging services principally to a political customer base. Following integration of the SMG technology, we established an operating infrastructure and commenced a search to acquire an automated platform from which emergency calls could be launched rapidly and without the necessity of human interaction.

In September 2005, we acquired Smart and its proprietary software which enabled us to fully automate the means by which our customers are able to rapidly communicate with populations ranging in size from small select groups to millions of people. Through telephone and internet access, our customers can launch voice messaging services via our web portal, locally, nationally, or worldwide without any additional human interaction. Also in September 2005, we acquired certain assets of Simtel, including contracts to provide emergency notification services to municipalities and government organizations. In January 2006, we acquired 151 contracts from Community Alert Network, Inc., or CAN, one of the first emergency notification companies in the United States. We continue to migrate these emergency notification accounts to our more automated emergency notification solution.

Industry Overview

The voice messaging industry, and specifically emergency notification, is a high growth industry. We expect demand for our services and solutions to increase within the United States, and to develop worldwide. According to Gartner, Inc., a leading research firm in technology, by year end 2007, 75% of the Global 2000 companies will have emergency notification systems in place for employee communications in the event of a crisis.

Interactive voice messaging technology has been available for more than a decade, but only became widely accepted in the late-1990’s with the advent of affordable integrated telephone and computer systems. As computer-telephony technology improved and became more affordable, companies increasingly adopted interactive voice messaging as a means of reaching millions of customers. Examples of customary uses include businesses reaching their customer base and others for advertising  purposes, local, state and federal governments providing emergency notifications, and political parties campaigning  for “get out to vote” messages.

In 2003, the United States government established a national “do not call” registry for residential and wireless telephone consumers. This legislation allows consumers to register their telephone numbers on a registry, so they will not receive unsolicited calls from telemarketers and telemarketing companies. Although the implementation of the “do not call” registry caused a decrease in the number of consumer “cold calls” for lead generation, businesses have increasingly turned to interactive voice messaging to communicate with existing customers to increase customer service, a permitted activity under the legislation. There also has been increased use of interactive voice messaging for political campaigning, including voter registration, “get out to vote” and polls/surveys, all of which also are permitted under the legislation.

After the 2004 Florida hurricanes and 2005’s Hurricane Katrina, the need became more evident for an effective mass public notification system. Prior to this time, and even following the release of the 9/11 Commission Report, most providers offered emergency notification services principally aimed at reaching only first responders. Generally, there are two types of telephonic emergency notification systems: first responder systems and mass public emergency notification systems. First responder systems are designed to reach a limited number of persons on an immediate basis, while mass public emergency notification systems must be capable of reaching up to millions of persons in a targeted geographic region on a rapid basis. Mass public emergency notification is in high demand largely due to the changes in the political environment, including concerns with international and domestic terrorism, and recent catastrophic natural disasters. Federal, state and local governmental agencies continue to study  the implementation of systems and procedures to ensure that they are able to rapidly notify first responders, (including police, fire and other emergency personnel), as well as the general population in the event of an emergency, such as a terrorist attack or natural disaster.

The voice-messaging industry, and especially the emergency notification segment, is highly competitive and fragmented. Historically, most providers of voice-messaging services have been small companies serving a limited number of markets. The majority of emergency notification providers are less than 10 years old and have small established customer bases. The majority of emergency notification services are provided using discrete customer premises equipment, rather that the centralized systems offered by us.

An effective voice messaging system, and to a greater degree, a mass public emergency notification system, should offer clients an offsite vendor maintained and hosted system which is capable of transmitting a significant number of messages in a relatively short period of time, and is scalable, geographically functional, robust and reliable. Significant features of a voice messaging system include:

•       Capacity and Scale.   A system must offer telecommunication throughput capability adequate to meet a client’s needs. An emergency notification or mass public notification system must have the application architecture and the hardware capable of delivering the number of messages a client requires in the time frame needed. A platform also should be scalable so that it can readily expand to provide additional capacity. Finally, a system should be capable of serving multiple users concurrently.

•       Automation.   Multiple forms of system activation, including via the phone or Internet, without the requirement of third party interaction, is an important feature of a system. A system must be accessible essentially from anywhere the client may be located at the time of an emergency.

•       Redundancy.   A system should provide multiple servers resident in different geographic locations, with one server capable of performing as a back up if another server becomes inoperable. Backup sources of electrical power should be accessible and telephone lines should be leased from multiple phone carriers, operating in different cities. Also, a client’s data should be stored at different sites, and should be easily accessible if one server becomes unavailable.

•       Security.   Authentication and authorization controls in an emergency notification system must be reliable. Encryption may be required for secure access and storage of the information within the systems database.

•       Offsite Hosting.   With an offsite system, clients avoid the costs associated with purchasing hardware and licensing software, and instead generally pay a fee for service. Clients also avoid the costs associated with retaining information technology professionals to maintain and upgrade the system, and maintaining telephone lines and hiring and training operators to use the system. In addition, offsite hosting typically offers 24/7 service and support, and reliable security of the customer’s data.

•       Specific and Geographic Notification with Multiple Delivery Channels.   A system should offer the capability to contact a specific list of individuals, as well as all individuals in a targeted geographic location. First responders, employees or other individuals may be important to reach promptly. Alternatively, with a GIS mapping feature, a system can deliver a message to targeted geographic populations, with those populations closest in proximity to a disaster contacted first and the outlying populations following. In addition, a system should provide multiple channels of communication with automatic rollover to an alternative device including voice calls, pager, email delivery, PDA, SMS text to a cell phone and facsimile notification. A system also should offer unlimited attempts to make contact with each person, a contact path for each person, the use of TDD/TTY as an option to deliver messages to hearing-impaired persons, confirmation and polling, and real time reporting on confirmations and polling responses.

•       Integration.   An emergency notification system should integrate with business applications including HR, e-mail, telephony systems, customer relationships and continent workforce management, as well as industry-specific emergency notification systems.

•       Cost Efficiency.   Services should be available at a price structure that will encourage the use of the system, so that governments and businesses alike will be better positioned to respond timely and effectively to emergencies in an effort to protect constituencies, employees, customers and others.

Our Solutions

Historically, our revenues have been generated from voice messaging services provided to businesses, charities and political organizations. These customers use our services to transmit voice messages to a large audience in a cost effective manner regarding product and event reminders, customer loyalty programs, political campaign and fund-raising information. Recognizing the opportunity and need for mass public emergency notification in this country, especially after the release of  the 9/11 Commission report in July 2002, we developed a plan to provide a mass public notification solution for the United States and other countries. We began developing the front end of an automated emergency notification platform in late 2002. As we started to complete the development, we began identifying acquisition targets to acquire the infrastructure and revenue base to reach our goal of providing the first mass public emergency notification system in the United States. In July 2004, we purchased certain assets of SMG for SMG’s dialing infrastructure, and business and political customer base. Once we integrated the technology purchased by us from SMG in that transaction, and established an operating infrastructure, we sought an automated platform from which emergency calls could be launched without the necessity of human interaction to increase speed and accuracy.

In September 2005, in connection with our acquisition of Smart, we acquired proprietary software which enabled our customers us to fully automate their ability to rapidly communicate with populations ranging in size from small select groups to millions of people. As long as they have telephone and internet access, our customers can now launch the voice messaging service via our web portal, locally, nationally, or worldwide without any additional human interaction. We are now marketing this enhanced version of our internet-based voice messaging service, to commercial customers, political groups and most importantly to the Federal government, states, municipalities, counties and private organizations (e.g., nuclear and chemical plants) that need emergency notifications for first responders and for mass public notifications.

We also developed Community Touch, an internet based voice messaging service intended for use by governmental agencies, municipalities, states, and counties to provide non-emergency and event notification as a communication system to reach citizens. Community Touch provides an easy and inexpensive way for these institutions to notify their citizens regarding pest eradication, street cleaning, closing of highways, major detours, community events, public utility usage warnings and even homicide and “Amber Alerts.” In effect, the Community Touch system can provide a community with communications solutions.

Also, in September 2005, we acquired contracts from Simtel to provide emergency notification services to municipalities and government organizations utilizing Simtel’s existing technology. In January of 2006, we acquired 151 contracts from CAN. We are now in the process of migrating these emergency notification accounts from the existing Simtel and CAN technology platforms to our automated emergency notification platform with mass public notification capability.

We have developed additional applications for our emergency notification platform for use by municipalities and other governmental agencies to enable them to not only rapidly deploy first responder via telephone, but they can also use SMS, pager, fax and e-mail notification. Systems are built-in verify the proper responder received the message. Real-time reports are generated so the emergency management center can see who has and has not responded to the notifications. The system has built-in systems so that back up personnel are notified if the first person doesn’t respond within a preconfigured timeframe.

We have also integrated an extensive on-line geographic information system, or GIS, containing mapping capabilities which allow governmental agencies to transmit emergency notifications to persons within a specified geographic area designated by the agency transmitting the message. Simply stated, by clicking the on line map, the agency can identify an area, neighborhood, street or even a building and instantly send an emergency notification message to homes or businesses in that geographic area.

We believe that by utilizing our emergency notification platform, governmental agencies can realize significant initial cost savings by avoiding the expense of installing on-site equipment and training various personnel to operate this manual equipment and eliminate subsequent year’s maintenance expenses and future upgrade charges.. In addition, they can transmit emergency messages to their first responders and to the public by simply going on-line to their secure portal and clicking on the service required. Most on-site systems have very limited dialing capacity making any type of mass notification of their citizens next to impossible. Since February 2006, we have actively been pursuing relationships with additional municipalities and governmental agencies with the completed platform.

We also have developed additional service offerings on our automated platform for use by businesses. We hope to leverage our relationships with our commercial voice messaging customers and others to provide these additional services, which will enable these customers to enhance their relationships with their own customers. One such service is designed as a solution to the “abandonment rate” and “security issues” for on-line ecommerce, which we refer to as 2nd Chance. 2nd Chance is an integrated web and telecommunications service, which enables our customers to message with an offer to provide live customer service to prospects who have abandoned their online shopping cart transactions. The abandonment rate is caused by a variety of reasons; the major reasons seem to be the unwillingness of the customer to enter his or her personal information over the Internet, interruptions while completing the information and not having the answers to the questions asked. Consumers have been willing to provide certain personal information by telephone to companies they know, but are reluctant to send it out over the internet. In addition, the customer service representative can also answer the prospects questions, thereby  providing a higher level of service.

Another additional service, that we refer to as MarkeTrack, is a toll-free phone number service that captures and displays on our client’s internet portal inbound telephone numbers and other call metrics, in real time. This service is targeted towards mid-sized customers who engage in advertising campaigns directing prospects to respond by calling a toll-free number. When the toll-free number is called, our customer is able to view certain information regarding the prospects for purposes of data mining, such as the caller’s name and address as well as analyzing the effectiveness of the advertising campaign. We have just begun to roll out this product.

The most recent product introduction is called the Messenger. The Messenger was developed to provide an easy to use, on-line messaging system for small volume users that can be launched from any desktop computer. The list can contain just a few phone numbers such as a sports team, dentist or doctors office for the purpose of reminding patients of their appointments or a very large list of a company’s customer database that can be used for a variety of reasons such as product recalls, product notifications, collections or announcements.

Our Growth Strategy

Our mission and strategic goal is to become the leading provider of internet-based, high-speed voice and data communications solutions for businesses, political campaigns, corporations and governmental agencies by:

•       Entering into relationships with additional governmental agencies for our emergency notification solutions.   We believe that there is great demand now and in the future for services that enable governmental agencies to rapidly transmit emergency notifications to first responders as well as mass public emergency notifications prior to and following an emergency, such as a terrorist attack or a natural disaster. We believe that current emergency notification technologies utilized by many governmental agencies are inadequate to reach large numbers of people in a timely and cost-effective manner. We believe that by utilizing our emergency notification platform, including Community Touch, governmental agencies can not only realize significant cost savings by avoiding the expense of operating personnel and equipment installations, but also most importantly transmit emergency messages to as many as 3 million telephone numbers in an hour to save lives  and property. We are launching this emergency notification platform through a combination of strategic acquisitions of companies that have existing contractual relationships with governmental agencies for emergency notification services and through our direct sales efforts. We have entered the emergency notification market for local, state and federal governments and are planning to expand worldwide. We currently are marketing our services to municipalities, counties, states, the United States military, police departments, fire departments, schools, universities and public utilities.

•       Diversifying our customer mix.   We intend to target larger, more established business enterprises, such as Fortune 1000 companies, as users of our solutions. We believe that these types of customers generally have a need to engage in transmitting mass communication messages on a more regular basis, whether it be to their customers or employees. These Fortune 1000 companies have a need to communicate to their customers in areas such as product notification, product recall, collections, customer service and other notices.

•       Leveraging our relationships with our existing customers to market additional services.   We intend to increase our revenues by expanding our service offerings to existing customers. For example, we intend to offer our Messenger service, 2nd Chance and MarkeTrack solutions to our commercial customers using our messaging platform.

•       Strategic acquisitions.   We intend to increase our revenues by making strategic acquisitions, including acquisitions of new and complementary technologies as well as acquisitions of customers and customer leads.

Customers

Our interactive voice messaging services and data platform target four distinct business segments:  wholesale, corporate enterprises, political groups, and emergency notification.

Wholesale.   This business model currently is sold through resellers who access our web portal and serve their customer through our automated platform. This is primarily the legacy business of the firms that we acquired. We employ technical and customer service staff to support the resellers. Typically, these resellers prepay and/or are billed on a weekly basis.

Corporate Enterprises.   We are currently implementing a new retail package to provide notification services to companies which have an existing customer base and which seek to enhance customer service and implement cross-promotional campaigns, frequency marketing and customer surveys and polling. Our interactive voice messaging service applies to any company in any industry that have a need for communicating to its customer base for marketing, collections,  interactions, and notifications as well as communicating to their own employees. We are currently expanding this business with new products and focusing on large enterprises. We will begin hiring a team to target the Fortune 1000 companies directly in an effort to secure additional strategic alliances to serve this market.

Political Groups.   Following our acquisitions of SMG and Smart, we believe that we have become one of the largest voice messaging vendors for the major political parties, their candidates and affiliated political actions groups. In this segment we also assist the political parties in fundraising, political action communications, and political polling. We have plans to change the seasonal nature of this business into a year round business. For example, our Community Touch system enables politicians to communicate with their constituents on a year-round basis. We sell direct and through resellers for this service. We have interest in taking the growing demand for these services in the U.S. to other democratic countries and are currently in discussions for several countries.

Emergency Notification.   As a result of changes in the political environment and recent catastrophic natural disasters, we believe that there is increased demand for telephonic rapid first responders and rapid mass public emergency notification. Through our acquisitions of Simtel and CAN and through our direct sales team, we have approximately 235 managed emergency notification accounts. We are currently targeting several acquisition candidates as there are approximately 120 small companies that deliver on-site emergency notification for first responders only.

Our customers include businesses, political organizations and governmental agencies. For the fiscal year ended September 30, 2005, sales to two customers accounted for approximately 19% and 11% of total net sales, respectively. For the year ended September 30, 2004, sales to one customer accounted for approximately 11% of total net sales. For the year ended September 30, 2003, sales to one customer accounted for approximately 50% of total net sales. The same customer accounted for 73% of the accounts receivable balance as of September 30, 2003. For the six months ended March 31, 2006, sales to no single customer accounted for more than 10% of our total net sales.

Sales and Marketing

Our sales and marketing objective is to develop lasting relationships with customers that result in both repeat and long-term engagements. We use an internal sales force for the emergency notification market which derives leads through industry networking, referrals from existing clients, government agencies’ requests for proposals, strategic partnerships with third party vendors, and sales and marketing activities directed to specific government organizations. In our wholesale unit, we utilize resellers. In addition, we use resellers and some direct sales for our political business. We also use advertising channels such as Internet search engines, trade shows, trade magazines and publications.

Competition

We believe that we have one of the largest voice messaging platforms in the industry. There are hundreds of small companies that compete with us in the emergency notification and commercial voice messaging businesses. Our business unit also has a number of larger competitors. In the emergency notification market, we know of three larger competing companies. A number of these and other potential competitors are more established than we are, have greater name recognition than us, and could have greater financial, technical and market resources than us.

We believe that we compete favorably with our competitors due to our high capacity to transmit calls, our automated and easy to use services and our competitive pricing and low cost to use our services with regard to customer capital expenditures.

Intellectual Property Rights

We rely on a combination of trademark, copyright, trade secret and other intellectual property laws, nondisclosure agreements and other measures to protect our intellectual property. We believe that in order to have a competitive advantage, we must develop and maintain the proprietary aspects of our technologies. Despite any measures taken to protect our intellectual property, unauthorized parties may attempt to copy aspects of our products or to obtain and use information that we regard as proprietary.

Employees

As of March 31, 2006, we had 19 full-time employees, including management personnel, technical personnel and administrative staff. None of our employees belong to a labor union. We have not experienced any work stoppages and we believe that we have satisfactory working relations with our employees.

Description of Property

We own no real property. Our principal executive office is located in approximately 10,693 square feet of subleased space located at 28202 Cabot Road, Suite 650, Laguna Niguel, California. Our sublease with Corvel Corporation commenced on November 1, 2005 and will end on December 31, 2009. We believe that our existing facilities will be adequate to meet our needs for the foreseeable future.

Legal Proceedings

We are not a party to any material legal proceedings, nor are any legal proceedings pending or threatened, other than those arising in the ordinary course of business. We are not aware of any legal proceedings contemplated by any governmental agencies involving us. None of our directors, officers or affiliates is an adverse party in any legal proceedings involving us or our subsidiaries, or has an interest in any proceeding which is adverse to us or our subsidiaries.

MANAGEMENT

Executive Officers and Directors

The following table sets forth certain information with respect to our executive officers and directors as of July 31, 2006:

Name	Age	Position
Lee J. Danna(3)	65	Chairman of the Board, President and Chief Executive Officer
Farzad Hoorizadeh	39	Executive Vice President, Chief Financial Officer and Secretary
Roy M. Cox, Jr.	60	Executive Vice President and Chief Operating Officer
Stephen Gomes	43	Executive Vice President, Technical Operations and Customer Support
Michael Fannin	59	Executive Vice President and Chief Technical Officer
Edward P. Rutherford	53	President and Chief Operating Officer, American Emergency Notification Division
Michael Taus(1)(2)(3)	35	Director
Joseph La Torre(1)(2)(3)	58	Director
Lawnae Hunter(1)(2)	57	Director
Johan Hendrik Smit Duyzentkunst	47	Director

       (1) Member of our compensation committee.

       (2) Member of our audit committee.

       (3) Member of our nominating and governance committee.

Lee J. Danna.   Mr. Danna has served as our chief executive officer, president, and director since September 1996 and as our chairman since July 2005. Mr. Danna has over 30 years experience as a chief executive officer running both private and public companies, including extensive experience in mergers, acquisitions, franchising and marketing. Prior to joining GenuTec, Mr. Danna founded Network Financial Services, Inc., a company with operations in real estate, mortgage banking, and insurance, for which Mr. Danna obtained a listing with Nasdaq in the early 1990s. Before founding Network Financial Services, Inc., Mr. Danna became chief executive officer of Whitehall Products, Inc., a division of Helme, Inc., a NYSE-listed company, at the age of 33.

Farzad Hoorizadeh.   Mr. Hoorizadeh joined us as chief financial officer in March 2005. In July 2005, Mr. Hoorizadeh also became our corporate secretary. Prior to joining us, Mr. Hoorizadeh was director of finance for Natrol, Inc., a manufacturer and distributor for nutritional products, where he oversaw reporting to the SEC, regular operations of the finance department and Sarbanes-Oxley implementation. From January 1999 to May 2003, Mr. Hoorizadeh was a consultant to several public companies in the real estate and technology industries. From 1994 to 1997, Mr. Hoorizadeh was a member of Arthur Andersen’s audit practice in Los Angeles. Mr. Hoorizadeh is a certified public accountant and holds a Bachelor of Science degree in accounting from the University of Southern California.

Roy M. Cox, Jr.   Mr. Cox joined us as our executive vice president of marketing in October 2004 and has served as our chief operating officer since January 2006. Since September 1993, Mr. Cox has been the president and chief executive officer of Davis Marketing Corporation. From September 2000 through September 2001, Mr. Cox was the executive vice president of AceDuraFlo Systems, LLC. In September 2001, Mr. Cox became president and chief operating officer of AceDuraFlo Systems, LLC, positions which he held until July 2002. Prior to joining AceDuraFlo Systems, LLC, Mr. Cox was senior vice president of ERA Real Estate, where he oversaw franchise sales and service for approximately 3,000 offices. In the late 1980’s, Mr. Cox was the founder and chief executive officer of AmeriSpec, one of the largest home inspection networks in North America until its was bought by ServiceMaster. Mr. Cox holds a Bachelor of Science degree in finance from the University of Tennessee at Knoxville.

Stephen Gomes.   Mr. Gomes has served as our executive vice president of technical operations and customer support since April 2004 and previously served as our chief operating officer from August 1998 until April 2004. Mr. Gomes joined us in September 1996 as a director and as our corporate secretary and served in those roles until August 2004. Prior to joining us in August 1998, Mr. Gomes founded three technology companies and was recognized by Inc. Magazine for founding one of the fastest growing private companies in the United States. Mr. Gomes holds a Bachelor of Science degree in psychology from Santa Clara University, with an emphasis in economics.

Michael Fannin.   Mr. Fannin joined us as chief technology officer in September 1998 and served on our board of directors from September 1998 to August 2004. Mr. Fannin was a consultant to us from December 1997 to April 1998. Prior to joining us, Mr. Fannin served as a vice president of @Link Networks from April 2000 to October 2000. Mr. Fannin co-founded three voice processing companies and directed the development of the world’s first voicemail system at 3M Company. Mr. Fannin also holds ten patents in telecommunications, including operating patents covering voicemail systems. Mr. Fannin holds a Bachelor of Science degree in electrical engineering from the University of Texas at Arlington.

Edward P. Rutherford.   Mr. Rutherford joined us as the president and chief operating officer of our American Emergency Notification division in September 2005. Prior to joining us, Mr. Rutherford served as president and chief executive officer of Simtel, Inc. from November 2000 to September 2005. Prior to joining Simtel, Mr. Rutherford spent 30 years as a firefighter with the Roseville, California Fire Department, retiring from the department with the rank of captain. During his tenure with the Roseville, California Fire Department, Mr. Rutherford and the department received an award from the International Fire Chiefs Association recognizing the department’s innovations in emergency response. Mr. Rutherford has also served as president of the California Emergency Managers Association, both at the state and local levels. Mr. Rutherford holds a Bachelor of Science degree from California Polytechnic State University at San Luis Obispo and a certification in emergency management from the University of California at Berkeley.

Michael Taus.   Mr. Taus joined our board of directors in August 2004. Mr. Taus co-founded FlyFone International, Inc., a global provider of managed voice-over internet protocol services, and served as FlyFone International, Inc.’s executive vice president and president, and as a member of its board of directors, from October 2003 to April 2005. Since April 2001, Mr. Taus has served as president of

Magnolia Ventures, Inc., a management consulting practice whose clients include early-stage technology companies. Prior to joining Magnolia Ventures, Inc., Mr. Taus co-founded and was vice president of business development and general counsel of Viva Group, Inc., d/b/a Rent.com, which was acquired by eBay, Inc. in 2005. Mr. Taus holds a Bachelor of Arts degree in psychology from the University of California, Irvine and a J.D. from University of the Pacific, McGeorge School of Law. Mr. Taus is an inactive member of the State Bar of California.

Joseph La Torre.   Mr. La Torre joined us as a director in January 2006. Mr. La Torre is currently chief financial officer for Municipal Payment Systems, Inc. From 2004 to 2005, Mr. La Torre directed logistics and quality control at Wavefront Technology. Prior to joining Wavefront Technology, Mr. La Torre was chief executive officer and director for ABCI Holdings. From 1981 to 1996, Mr. La Torre was president and chief financial officer of Lok-Fast, Inc. Mr. La Torre founded Supply Express in 1982 and was chief executive officer until the company was acquired in 1985. Mr. La Torre has over 25 years of experience as an attorney, business advisor, entrepreneur, executive officer and director. Mr. La Torre holds a Bachelor of Science in business administration from the University of Southern California and a J.D. from Loyola Law School.

Lawnae Hunter.   Ms. Hunter is a member of our board of directors and has been since our inception. Ms. Hunter has over 37 years of experience as an entrepreneur. In July 2003, Ms. Hunter sold a regional multi-office real estate company to Home Services, Inc., a subsidiary of Berkshire Hathaway. Ms. Hunter has been active in the real estate development arena, developing residential subdivisions, office buildings and various related real estate ventures in California and Oregon. From October 1980 until July 2003, Ms. Hunter was president of Hunter Realty, Inc. and Pacific Blue Property Management. Since July 2003, Ms. Hunter has been the regional manager of Prudential California Realty. Currently, Ms. Hunter is the president of PLUS Property Management, a five-office firm based in Santa Maria, California. In 2005, Ms. Hunter received the Santa Barbara/San Luis Obispo County Women’s Economic Ventures “Entrepreneur of the Year” award. In March 2006, Ms. Hunter was named the 33rd Assembly District, State of California “Woman of the Year” by California’s 33rd District Assemblyman, Sam Blakeslee.

Johan Hendrik Smit Duyzentkunst.   Mr. Smit joined our board of directors in 2005 following our purchase of Smart Development Corp. Mr. Smit founded Smart Development Corp., a communications solutions provider, in 1992 and served as Smart Development Corp.’s president, from 1992 to 2005. Before founding Smart Development Corp., Mr. Smit founded Electronics Import Service and Advisors BV, an importer of computer components to the Netherlands, and served as its president from 1987 to 1992. From 1984 to 1987, Mr. Smit managed projects for Technipower BV, a Dutch engineering firm. Mr. Smit has over 20 years of experience in the technology and telecommunications industries.

Board Composition

Our board of directors currently consists of 5 directors. Each director serves the term for which he was elected until the election and qualification of his successor or until his earlier resignation or removal. In connection with the completion of this offering, our board of directors will be divided into three classes, as nearly equal in number as possible, with each director serving a three-year term and one class being elected at each year’s annual meeting of stockholders. Messrs.           ,             and             will be in the class of directors whose terms expire at the             annual meeting of stockholders. Messrs.            ,             and              will be in the class of directors whose term expires at the             annual meeting of stockholders. Messrs.            ,             and             will be in the class of directors whose term expires at the             annual meeting of stockholders. At each annual meeting of stockholders, successors to the class of directors whose term expires at such meeting will be elected to serve for three-year terms or until their respective successors are elected and qualified. This classification of the board of directors may delay or prevent a change of control of our company or management. See “Description of Capital Stock—Anti-Takeover Effects of Certain Provisions of Delaware Law and Our Certificate of Incorporation and Bylaws.” We

expect to appoint directors as necessary to comply with applicable rules of the SEC and the Nasdaq Global Market.

Board Committees

We are managed under the direction of our board of directors. Our board of directors has an audit committee, a compensation committee and a nominating and governance committee. We will adopt new charters for such committees, as well as other corporate governance guidelines, prior to the completion of this offering in accordance with applicable requirements of the SEC and the Nasdaq Global Market.

Audit Committee

The functions of the audit committee of our board of directors include appointing and determining the compensation for our independent auditors, establishing procedures for the receipt, retention and treatment of complaints regarding internal accounting controls and reviewing and overseeing the independent auditors. The current members of the audit committee are Joseph La Torre, Lawnae Hunter and Michael Taus. Mr. La Torre serves as chairman of the audit committee and has been designated our financial expert.

Compensation Committee

The compensation committee of our board of directors reviews and approves the salaries and benefits for our executive officers and establishes overall employee compensation policies. The compensation committee also administers our equity compensation plans. The current members of the compensation committee are Lawnae Hunter, Michael Taus and Joseph La Torre. Ms. Hunter serves as the chairperson of the compensation committee.

Nominating and Governance Committee

The nominating and governance committee of our board of directors is responsible for identifying and recommending potential candidates qualified to become members of our board of directors and for evaluating and reviewing the performance of our existing directors. Additionally, this committee makes recommendations to our board of directors regarding corporate governance matters. The current members of the nominating and corporate governance committee are Lee Danna, Michael Taus and Joseph La Torre.

Director Compensation

Non-employee members of our board of directors currently receive stock options and may receive cash compensation from time to time as the board of directors deems appropriate. Board members are also reimbursed for expenses incurred in connection with attendance at board meetings.

Compensation Committee Interlocks and Insider Participation in Compensation Decisions

Our compensation committee consists of Lawnae Hunter, Michael Taus and Joseph La Torre. No executive officer serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee.

Executive Compensation

The following table sets forth all compensation received for services rendered to us in all capacities during the years ended September 30, 2005, 2004 and 2003, by our chief executive officer and each of the three other most highly compensated executive officers whose salary and bonus exceeded $100,000 in 2005. These officers are referred to in this prospectus as the “named executive officers.” The compensation table excludes other compensation in the form of perquisites and other personal benefits that constitutes the lesser of $50,000 or 10.0% of the total annual salary and bonus earned by each of the named executive officers in 2005.

Summary Compensation Table

	Annual Compensation				Long Term Compensation Awards Securities Underlying
Name and Principal Position	Year	Salary		Bonus	Options (#)
Lee J. Danna	2005	$227,500		$320,000	—
Chairman of the Board, President and Chief	2004	153,250		—	250,000
Executive Officer	2003	129,000		—	159,530
Farzad Hoorizadeh	2005	71,538	(1)	20,000	120,000
Executive Vice President and Chief	2004	—		—	—
Financial Officer	2003	—		—	—
Matt Pekarek	2005	120,000		11,000	333
Executive Vice President and Chief	2004	20,000	(2)	—	66,666
Operating Officer(3)	2003	—		—	—
Stephen Gomes	2005	112,798		—	333
Executive Vice President, Technical	2004	113,072		—	—
Operations and Customer Support	2003	112,378		—	153,267

       (1) Mr. Hoorizadeh joined us as our chief financial officer in March 2005.

       (2) Mr. Pekarek joined us as chief financial officer and, later, chief operating officer and executive vice president, sales, in July 2004.

       (3) Mr. Pekarek’s employment with us terminated on July 15, 2006.

Option Grants in Last Fiscal Year

The following table sets forth information concerning stock options granted to our named executive officers during the fiscal year ended September 30, 2005.

	Number of Securities Underlying Options	Percentage of Total Options Granted to Employees in Fiscal Year	Exercise Price	Expiration	Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term
Name	Granted	2005	Per Share	Date	5%	10%
Lee J. Danna	—	—	$—	—	$—	$—
Farzad Hoorizadeh	120,000	50.7%	6.00	04/01/13	318,478	752,920
Matt Pekarek	333	0.1%	6.00	02/26/13	872	2,054
Stephen Gomes	333	0.1%	6.00	02/26/13	872	2,054

Options Exercised and Fiscal Year-End Values

The following table sets forth information concerning stock options exercised by our named executive officers during the fiscal year ended September 30, 2005, and the value of such named executive officers’ unexercised options at September 30, 2005. The value of unexercised in-the-money options at September 30, 2005 represents an amount equal to the difference between the assumed initial public offering price of $           per share and the option exercise price, multiplied by the number of unexercised in-the-money options.

Aggregated Option Exercises In Last Fiscal Year
And Fiscal Year-End Option Values

	Number of Shares Acquired	Value	Number of Securities Underlying Unexercised Options at September 30, 2005		Value of Unexercised In- the-Money Options at September 30, 2005
Name	on Exercise	Realized	Exercisable	Unexercisable	Exercisable	Unexercisable
Lee J. Danna	—	$—	546,008	72,000	$	$
Farzad Hoorizadeh	—	—	—	120,000
Matt Pekarek	—	—	—	67,000
Stephen Gomes	23,200		163,373	50,333

Employment Agreements

Mr.  Danna is employed as our chief executive officer and president pursuant to a four-year employment agreement dated January 2, 2003. The employment agreement automatically renews for additional one-year terms unless either we or Mr. Danna give 90 days’ written notice of non-renewal. Under the employment agreement, Mr. Danna is entitled to receive a base salary of no less than $12,000 per month, with a minimum increase to $15,000 per month upon our attaining a positive cash flow in accordance with generally accepted accounting principles, and is entitled to participate in our bonus programs. The employment agreement further provides that in no event will Mr. Danna’s salary be less than 20% higher than our next highest paid executive officer. In addition, Mr. Danna is eligible to participate in any and all other plans providing general benefits for our executive officers. If Mr. Danna’s employment is terminated other than for cause, he is entitled to receive continued salary and benefits, including any prior unpaid salary owed to Mr. Danna or Mr. Danna’s spouse and the termination of all personal guarantees made by Mr. Danna, through the end of his then-current term and for a period of one year thereafter. However, if Danna’s employment is terminated for cause, upon the cessation of our business or upon his disability, Mr. Danna will only receive his salary, including any prior unpaid salary owed to Mr. Danna or Mr. Danna’s spouse, and the termination of all personal guarantees made by Mr. Danna, through the end of his then-current term. Mr. Danna’s employment agreement also contains non-competition, non-solicitation and confidentiality provisions.

Mr.  Hoorizadeh is employed as our executive vice president and as our chief financial officer pursuant to a three-year employment agreement dated March 21, 2005. The agreement automatically renews for additional one-year terms unless either we or Mr. Hoorizadeh give 90 days’ written notice of non-renewal. Under the employment agreement, Mr. Hoorizadeh is entitled to receive an initial base annual salary of $144,000, which annual salary may be reviewed from time to time by our compensation committee, and is eligible to participate in our bonus and stock option programs. In addition, Mr. Hoorizadeh is eligible to participate in any and all other plans providing general benefits for our executive officers. If Mr. Hoorizadeh’s employment is terminated other than for cause, he is entitled to receive continued salary and benefits through the end of his then-current term or for a period of one year, whichever is less. However, if Mr. Hoorizadeh’s employment is terminated for cause, upon the cessation of our business or upon his resignation, Mr. Hoorizadeh will only receive his salary through the date of termination. Mr. Hoorizadeh’s employment agreement also contains non-competition, non-solicitation and confidentiality provisions.

Mr.  Pekarek was employed as our executive vice president, sales, pursuant to a two-year employment agreement dated April 23, 2004. Prior to January 2006, Mr. Pekarek served as an executive vice president and as our chief operating officer pursuant to such agreement. The agreement automatically renewed for additional one-year terms unless either we or Mr. Pekarek gave 90 days’ written notice of non-renewal. Under the employment agreement, Mr. Pekarek was entitled to receive a base salary of $10,000 per month and was eligible to participate in our bonus and stock option programs. Mr. Pekarek’s salary was to be reviewed from time to time by our compensation committee but in no event was Mr. Pekarek to receive less than an amount which was 10% higher than the salary received by our next highest paid executive officer or less than $10,000 per month. In addition, Mr. Pekarek was eligible to participate in any and all other plans providing general benefits for our executive officers. If Mr. Pekarek’s employment was terminated other than for cause, he was entitled to receive continued salary and benefits through the end of his then-current term or for a period of 1 year, whichever was less. However, if Mr. Pekarek’s employment was terminated for cause, upon the cessation of our business or upon his resignation, Mr. Pekarek was only to receive his salary through the date of termination. Mr. Pekarek’s employment agreement also contained non-competition, non-solicitation and confidentiality provisions. Mr. Pekarek resigned as our executive vice president, sales, in June 2006. His resignation became effective on July 15, 2006.

Equity Incentive Plans

Introduction

We currently have in place the GenuTec Business Solutions, Inc. Stock Option Plan, or the 1996 Stock Option Plan. The purpose of the 1996 Stock Option Plan is to enhance our ability to attract and retain the services of officers, qualified employees and directors, upon whose judgment, initiative and efforts the successful conduct and development of our business largely depends, and to provide additional incentives to such persons to devote their utmost effort and skill to the advancement and betterment of us, by providing them an opportunity to participate in the ownership of us and thereby have an interest in the success and increased value of us that coincides with the financial interests of our stockholders. The 1996 Stock Option Plan was adopted by our board of directors on September 20, 1996. The essential features of the 1996 Stock Option Plan are summarized below.

The 1996 Stock Option Plan

Authorized Number of Shares under the Plan.   In order to accomplish the purposes of the 1996 Stock Option Plan, the 1996 Stock Option Plan sets aside 2,333,333 shares of our common stock for grants of options. The number of shares authorized for issuance under the 1996 Stock Option Plan, and the foregoing limitations on the shares available for different awards and on annual grants to 1996 Stock Option Plan participants, are subject to adjustment in the event of stock splits, stock dividends and other similar changes in our capital structure. As of May 31, 2006, there were 169,693 shares of our common stock available for issuance under the 1996 Stock Option Plan.

Administration of the Plan.   The 1996 Stock Option Plan provides that it shall be administered by the board of directors or a committee of the board of directors designated by it.

Eligibility to be Granted Options under the Plan.   The 1996 Stock Option Plan provides for the grant of options to our key management employees (including directors and officers) or those of our subsidiaries.

Exercise Prices of Options and Payment for Shares.   The exercise price of any option granted under the 1996 Stock Option Plan must be at least equal to 100% of the fair market value per share of our common stock on the date the option is granted. Payment of the exercise price of options shall be made in cash or check at the time an option is exercised.

Vesting and Termination of Options.   When granting options under the 1996 Stock Option Plan, the compensation committee has the authority to determine the time or times at which such options will become exercisable (that is, when and in what increments options will “vest”), subject to the requirement that options must expire no later than eight years after the date of grant. Accordingly, the compensation committee may determine to grant options that become exercisable in full on the date of grant, which would entitle the optionee to exercise the options at any time in full or from time to time in part, prior to the expiration or earlier termination of the options.

Options are nontransferable other than upon death, in which case they may be transferred by will or the laws of descent and distribution. If an optionee’s employment or service with us or any subsidiary is terminated for any reason, those of his or her options that have not yet become exercisable will terminate automatically. Any options that have previously become exercisable will remain exercisable for three months after termination of employment. However, if the compensation committee, in its discretion, determines that the option holder has engaged in employment or activities that are contrary to our best interests or those of our subsidiaries, then the compensation committee may cancel an option during such three month period. Upon termination of any unexercised option, the shares subject to that option will again be available for the grant of options under the 1996 Stock Option Plan.

Effect of Corporate Transaction.   If we are the surviving corporation in a merger or similar transaction, options under the 1996 Stock Option Plan shall continue following the transaction and shall apply to the securities to which a holder of the number of shares of our stock covered by the option would have been entitled to after the transaction. If we are liquidated or dissolved, or if we are not the surviving corporation in a merger or similar transaction, then all outstanding options under the 1996 Stock Option Plan shall terminate immediately prior to the consummation of such liquidation, dissolution, merger or similar transaction, provided that each person holding an option may exercise such option in whole or in part immediately prior to such termination, but only to the extent such person is eligible to exercise each option under the terms of the 1996 Stock Option Plan.

Amendments to and Termination of the Plan.   The board of directors may from time to time alter, amend, suspend or terminate the 1996 Stock Option Plan in such respects as the board of directors may approve. However, no alteration, amendment, suspension or termination of the 1996 Stock Option Plan may substantially affect in an adverse manner, or impair, the rights of any holder of any outstanding options or restricted shares without that holder’s prior consent. Unless sooner terminated, the 1996 Stock Option Plan will terminate on September 20, 2006.

Limitation of Liability and Indemnification Matters

Our certificate of incorporation eliminates the personal liability of directors to the fullest extent permitted by Delaware law and provides that we may fully indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was our employee, director or officer or is or was serving at our request as an employee, director or officer of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding.

Section 145 of the Delaware General Corporation law empowers a corporation to indemnify its directors and officers and to purchase insurance with respect to liability arising out of their capacity or status as directors and officers, provided that this provision shall not eliminate or limit the liability of a director:

•       for any breach of the director’s duty of loyalty to the corporation or its stockholders;

•       for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•       arising under Section 174 of the Delaware General Corporation law; or

•       for any transaction from which the director derived an improper personal benefit.

We expect to enter into agreements to indemnify our directors and officers, in addition to the indemnification provided for in our bylaws. Our bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions, regardless of whether Delaware law would permit indemnification. We are not currently aware of any pending litigation or proceeding involving any of our directors, officers, employees or agents in which indemnification will be required or permitted. Moreover, we are not currently aware of any threatened litigation or proceeding that might result in a claim for such indemnification. We believe that the foregoing indemnification provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers.

We presently maintain a directors’ and officers’ liability insurance policy. However, we intend to increase the limits under such policy upon completion of this offering.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

On October 1, 2004, we entered into an agreement with Davis Marketing Corp. N.V., or Davis, for a period of 1 year, whereby Davis agreed to provide us with certain marketing services in exchange for warrants and a percentage of the profit derived from certain new business activities. Pursuant to this agreement, we issued Davis five-year warrants to purchase an aggregate of 50,000 shares of our common stock, each at an exercise price of $6.00 per share, between October 2004 and September 2005. Roy M. Cox, Jr., our executive vice president and chief operating officer owns 100% of the outstanding capital stock of Davis and serves as its president and chief executive officer. This agreement expired on October 1, 2005. As of March 31, 2006, we were not obligated to pay a percentage of profits to Davis pursuant to this agreement.

During the six months ended March 31, 2006, we sold services to Hans Smit, a director and stockholder. Sales to Mr. Smit for the six months ended March 31, 2006 were $861,000. As of March 31, 2006, we had an outstanding accounts receivable balance with Mr. Smit of $110,000, and a notes receivable balance of $148,000. There were no transactions with Mr. Smit during the six months ended March 31, 2005.

On June 30, 2004, we issued a $393,000 subordinated promissory note to Lee J. Danna, our chairman of the board, president and chief executive officer, for deferred salary, accruing interest at 10% per annum. As of September 30, 2005, the entire outstanding principal and interest due under this note had been paid in full.

On June 30, 2004, we issued a $113,000 subordinated promissory note to Patricia S. Danna, Mr. Danna’s wife, for deferred salary, accruing interest at 10% per annum. As of September 30, 2005, the entire outstanding principal and interest due under this note had been paid in full.

On June 30, 2004, we issued a $134,000 subordinated promissory note to Network Real Estate, Inc., a corporation in which Mr. Danna held an ownership interest, for funds loaned to us, accruing interest at 10% per annum. As of September 30, 2005, the entire outstanding principal and interest due under this note had been paid in full.

On June 30, 2004, we issued a $274,000 subordinated promissory note to Stephen Gomes, our executive vice president of technical operations and customer support, for deferred salary and loans, accruing interest at 10% per annum. As of September 30, 2005, the entire outstanding principal and interest due under this note had been paid in full.

In July 2004, Ty Sisson, a 5% stockholder, guaranteed a $150,000 loan from Heritage Pacific Leasing in consideration for warrants to purchase 33,333 shares of our common stock at an exercise price of $3.00 per share.

PRINCIPAL STOCKHOLDERS

The following table sets forth information with respect to the beneficial ownership of our common stock as of May 31, 2006, and as adjusted to reflect the sale of common stock offered in this offering for:

•       each person (or group of affiliated persons) who is known by us to beneficially own more than 5% of our common stock;

•       each of our directors;

•       each of our named executive officers; and

•       all of our directors and executive officers as a group.

	Shares Beneficially Owned Prior to the Offering(1)		Shares Beneficially Owned Upon Completion of Offering
Name	Number	Percent	Number	Percent
Lee J. Danna(2)	1,383,902	15.4%	1,383,902
Tryon and Dolores Sisson(3)	1,265,833	15.1%	1,265,833
Johan Hendrik Smit Duyzentkunst(4)	1,023,125	12.2%	1,023,125
Lawnae Hunter(5)	190,677	2.3%	190,677
Michael Taus(6)	122,125	1.3%	122,125
Joseph LaTorre	—	*	—
Stephen Gomes(7)	421,746	4.9%	421,746
Farzad Hoorizadeh	3,333	*	3,333
Matt Pekarek	—	*	—
All directors and officers as a group (9 persons)(8)	3,396,473	35.7%	3,396,473

                 * less than one percent (1%).

       (1) Beneficial ownership is determined in accordance with the rules of the SEC and includes voting and investment power with respect to shares. Unless otherwise indicated, the persons named in the table have sole voting and sole investment control with respect to all shares beneficially owned, subject to community property laws where applicable. The number and percentage of shares beneficially owned are based on 8,366,508 shares of our common stock outstanding as of May 31, 2006, and                          shares of our common stock outstanding after this offering. Shares of our common stock subject to options and warrants currently exercisable, or exercisable within 60 days of May 31, 2006, are deemed beneficially owned and outstanding for purposes of computing the percentage of the person holding such securities, but are not considered outstanding for computing the percentage of any other person. The address for those individuals for which an address is not otherwise indicated is: c/o GenuTec Business Solutions, Inc., 28202 Cabot Road, Suite 650, Laguna Niguel, California 92677.

       (2) Includes: (i) 617,674 shares of our common stock subject to options held by Mr. Danna exercisable within 60 days of May 31, 2006; (ii) 277,104 shares of our common stock held by Lee J. & Patricia S. Danna, Trustees, Revocable Trust Dated October 3, 1994; and (iii) 489,123 shares of our common stock held by the children of Lee J. Danna. All shares and options owned by Lee J. & Patricia S. Danna, Trustees, and the 489,123 shares of our common stock held by the children of Lee J. Danna & Patricia S. Danna have been pledged to the former stockholders of Smart Development Corp.

       (3) Includes 33,333 shares of our common stock subject to warrants exercisable within 60 days of May 31, 2006.

       (4) Does not include additional shares of our common stock that may be issued, on a pro rata basis, to Mr. Smit and another former stockholder of Smart, as additional merger consideration, if the future market value of the 1,163,750 shares of our common stock issued to such persons under the merger agreement is less than $7 million. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Recent Acquisitions.”

       (5) Includes 57,166 shares of our common stock subject to options held by Ms. Hunter exercisable within 60 days of May 31, 2006.

       (6) Includes:  (i) 54,532 shares of our common stock subject to options held by Mr. Taus exercisable within 60 days of May 31, 2006; (ii) 15,000 shares of our common stock held by Magnolia Ventures, Inc., an affiliate of Mr. Taus; (iii) 333 shares of our common stock held jointly by Dayna and Michael Taus; (iv) 666 shares of our common stock held by the daughters of Mr. Taus, of which Mr. Taus disclaims any beneficial ownership; and (v) 41,593 shares of our common stock held by Central Pacific Assurance, Ltd., an affiliate of Mr. Taus, of which Mr. Taus disclaims any beneficial ownership.

       (7) Includes 213,372 shares of our common stock subject to options held by Mr. Gomes exercisable within 60 days of May 31, 2006. Mr. Gomes disclaims beneficial ownership of 10,859 shares of our common stock subject to options held by a former spouse pursuant to the terms of a divorce settlement.

       (8) Includes 1,153,616 shares of our common stock subject to options exercisable within 60 days of May 31, 2006.

DESCRIPTION OF CAPITAL STOCK

Common Stock

We are authorized to issue 33,333,333 shares of common stock, $0.01 par value per share, all of which are designated “Class A Voting common stock,” of which 8,366,499 shares were issued and outstanding as of May 31, 2006. Each outstanding share of common stock is entitled to one vote, either in person or in proxy, on all matters that may be voted upon by their holders at meetings of the stockholders. No holder of our shares of common stock will have any preemptive, preferential, or other right to purchase, subscribe for, or take any shares of any class or series of our stock convertible into or carrying an option or right to purchase our stock, other than such preferential right, if any, as the board of directors, in its discretion, may from time to time determine and at such price, not less than par value, as the board of directors may from time to time fix. Dividends on our common stock will be declared and payable only out of the earned surplus. Such dividends will be payable when and as declared by the board of directors.

Preferred Stock

We are authorized to issue 10,000,000 shares of preferred stock, $0.0001 par value per share, of which 25,000 shares are designated “Series A Exchangeable” preferred stock. No shares of our preferred stock were issued and outstanding as of May 31, 2006. Our preferred stock contains such rights, designations and privileges as may be established from time to time by our board of directors. The board of directors is expressly granted authority to issue shares of the preferred stock, in one or more series, and to fix for each such series such voting powers, full or limited, and such designations, preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof as shall be stated and expressed in the resolution or resolutions adopted by the board of directors providing for the issue of such series (a “Preferred Stock Designation”) and as may be permitted by the Delaware General Corporation Law. The number of authorized shares of preferred stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the voting power of all of the then outstanding shares of our capital stock entitled to vote generally in the election of directors, voting together as a single class, without a separate vote of the holders of the preferred stock, or any series thereof, unless a vote of any such holders is required pursuant to any Preferred Stock Designation.

On September 16, 2005, we issued Technology Investment Capital Corp., or TICC, 20,000 shares of our Series A preferred stock, exchangeable at a rate of $1,000 per share into our senior secured notes due and payable in 2010. On November 16, 2005, Seaview Mezzanine Fund, L.P., or Seaview, acquired 5,000 of such shares of Series A preferred stock, with TICC holding the remaining 15,000 shares. All of these shares of Series A preferred stock were converted into senior secured notes on December 14, 2005.

Options

As of May 31, 2006, we had outstanding options to purchase an aggregate of 1,938,573 shares of common stock to our directors, officers, employees, consultants and other service providers with a weighted average exercise price of $3.38 per share. These options typically may not be exercised for a three-year period following the grant date.

Warrants

Pursuant to a marketing agreement with Davis, we issued Davis five-year warrants to purchase an aggregate of 50,000 shares of our common stock, each at an exercise price of $6.00 per share, between October 2004 and September 2005. We issued these warrants in consideration for marketing services provided to us by Davis. These warrants are fully vested and immediately exercisable. These warrants provide for adjustments in the event of any merger, consolidation, reorganization, reclassification, stock dividends, stock splits or other changes in our capital structure.

On September 16, 2005, we issued TICC five-year warrants to purchase 389,000 shares of our common stock, at an initial exercise price of $6.00 per share. On November 16, 2005, Seaview acquired five-year warrants to purchase 97,250 shares of our common stock, at an initial exercise price of $6.00 per share, with TICC holding the remaining warrants to purchase 291,750 shares of our common stock at the same exercise price. These warrants are fully vested, immediately exercisable and may be exercised by means of a “cashless” exercise. These warrants provide for adjustments in the event of any merger, consolidation, sale of all or substantially of our assets, reorganization, reclassification, stock dividends, stock splits or other changes in our capital structure. Additionally, these warrants provide for an antidilution adjustment to the number of shares issuable upon exercise in the event that we sell shares of our common stock at a price less than the greater of the fair market value of the shares or $6.00. Finally, these warrants provide that TICC and Seaview may require us to redeem the warrants for cash if we have not completed an underwritten public offering of our common stock resulting in aggregate net proceeds to us in excess of $10,000,000 prior to the expiration of the warrant.

In March 2005 and September 2005, we issued five-year warrants to several investors to purchase an aggregate of 300,833 shares of our common stock at an exercise price of $6.00 per share in consideration for services related to the acquisition of Smart. These warrants are fully vested and immediately exercisable. These warrants provide for adjustments in the event of any merger, consolidation, reorganization, reclassification, stock dividends, stock splits or other changes in our capital structure.

In February 2005, May 2005 and September 2005, we issued five-year warrants to several investors to purchase an aggregate of 3,921 shares of our common stock at an exercise price of $6.00 per share in consideration for marketing services provided to us by such investors. These warrants are fully vested and immediately exercisable. These warrants provide for adjustments in the event of any merger, consolidation, reorganization, reclassification, stock dividends, stock splits or other changes in our capital structure.

In July 2004, we issued five-year warrants to several investors to purchase an aggregate of 140,000 shares of our common stock warrants at an exercise price of $3.00 per share in consideration for costs related to the acquisition of SMG. These warrants are fully vested and immediately exercisable. These warrants provide for adjustments in the event of any merger, consolidation, reorganization, reclassification, stock dividends, stock splits or other changes in our capital structure.

In October 2003, June 2004 and August 2004, we issued five-year warrants to an investor to purchase an aggregate of 89,692 shares of our common stock, of which 83,811 shares may be purchased at an exercise price of $0.03 per share and 5,880 shares may be purchased at an exercise price of $3.00 per share, in lieu of cash payments for long-distance telephone services provided to us. These warrants are fully vested and immediately exercisable. These warrants provide for adjustments in the event of any merger, consolidation, reorganization, reclassification, stock dividends, stock splits or other changes in our capital structure.

In March 2003, we issued five-year warrants to an investor to purchase an aggregate of 6,667 shares of our common stock at an exercise price of $0.03 per share in consideration for a loan granted to the company by such investor. These warrants are fully vested and immediately exercisable. These warrants provide for adjustments in the event of any merger, consolidation, reorganization, reclassification, stock dividends, stock splits or other changes in our capital structure.

Anti-Takeover Effects of Certain Provisions of Delaware Law and Our Certificate of Incorporation and Bylaws

We are subject to the provisions of Section 203 of the Delaware General Corporation Law, a statute designed to impede hostile takeovers. In general, the statute prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless either (a) prior to the date at which the person becomes an interested stockholder, the board of directors approves such transaction or business combination, (b) the stockholder acquires more than 85% of the outstanding voting stock of the corporation (excluding shares held by directors who are officers or held in certain employee stock plans) upon consummation of such transaction, or (c) the business combination is approved by the board of directors and by two-thirds of the outstanding voting stock of the corporation (excluding shares held by the interested stockholder) at a meeting of stockholders (and not by written consent). A “business combination” includes a merger, asset sale or other transaction resulting in a financial benefit to such interested stockholder. For purposes of Section 203, “interested stockholder” is a person who, together with affiliates and associates, owns (or within three years prior, did own) 15% or more of the corporation’s voting stock.

In addition, some provisions of our certificate of incorporation and bylaws may be deemed to have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by our stockholders. These provisions include:

Classified Board of Directors.   Our board of directors is divided into three classes of directors serving staggered terms. Our certificate of incorporation authorizes our board of directors to fill vacant directorships or increase the size of the board of directors. Accordingly, even if a stockholder succeeds in a proxy contest, he would likely only be able to elect a minority of our board of directors at any one annual meeting of stockholders.

Elimination of Stockholder Action by Written Consent.   Our certificate of incorporation provides that stockholders may not take action by written consent, but only at a duly called annual or special meeting of stockholders.

Elimination of the Ability to Call Special Meetings.   Our certificate of incorporation further provides that special meetings of our stockholders may be called only by the chairman of the board of directors, by a committee of the board of directors or a majority of the board of directors, and in no event may the stockholders call a special meeting. Thus, without approval by the board of directors or chairman, stockholders may take no action between annual meetings.

Advance Notice Procedures for Stockholder Proposals.   Our bylaws provide that stockholders seeking to bring business before an annual meeting of stockholders, or to nominate candidates for election as directors at an annual meeting of stockholders, must provide timely notice of this intention in writing. To be timely, a stockholder’s notice must be delivered to or mailed and received at our principal executive offices not less than 120 days prior to the first anniversary of the date of our notice of annual meeting provided with respect to the previous year’s annual meeting of stockholders. However, if no annual meeting of stockholders was held in the previous year or the date of the annual meeting of stockholders has been changed to be more than 30 calendar days from the time contemplated at the time of the previous year’s proxy statement, then a proposal shall be received no later than the close of business on the tenth day following the date on which notice of the date of the meeting was mailed or a public announcement was made, whichever first occurs. The bylaws also include a similar requirement for making nominations at special meetings and specify requirements as to the form and content of a stockholder’s notice. These provisions may preclude stockholders from bringing matters before an annual meeting of stockholders or from making nominations for directors at an annual or special meeting of stockholders.

Registration Rights

Subscription Agreements

Under the terms of subscription agreements entered into between the us and certain purchasers of our securities, the holders of 103,166 shares of our common stock have the right to include their shares in any registration statement we file under the Securities Act. The underwriters in an underwritten offering have the right to limit the number of shares registered by these holders. No shares excluded from the underwriting by reason of the underwriter’s limitation shall be included in the registration, as is the case in this offering. We will pay all expenses, except for underwriting discounts and commissions, incurred in connection with these piggyback registration rights. We are generally required to indemnify the holders against liabilities arising from these piggyback registration rights.

Note Settlement Agreement

Under the terms of a note resolution agreement between us and Thelbert and Doreen Roberts we agreed to register 34,833 shares of our common stock held by Mr. and Mrs. Roberts, effective as of the closing of this offering, 7,333 shares of which were purchased pursuant to the subscription agreements referenced above. We have not obtained a waiver from Mr. and Mrs. Roberts regarding these rights, and will not be registering their shares in this offering.

Investor Rights Agreement

Under the terms of an investor rights agreement entered into in connection with our acquisition of Sound Media Group, Inc., Tryon and Dolores Sisson, the holders of 146,666 shares of our common stock, Mike Jones, the holder of 42,000 shares of our common stock, Andy Salisbury, the holder of 42,000 shares of our common stock, Tony Tseng, the holder of 42,000 shares our common stock, Scott Presta, the holder of 60,666 shares of our common stock, and Fortress Credit Opportunities I, LP, the holder of 151,217 shares of our common stock, have the right to require us to register their shares under the Securities Act or to include their shares in any registration statement we file under the Securities Act.

If we are eligible to file a registration statement on Form S-3 under the Securities Act, holders of at least 20% of the shares of our common stock issued to Mr. and Mrs. Sisson, Mr. Jones, Mr. Salisbury, Mr. Tseng, Mr. Presta and Fortress have the right to demand on two separate occasions in any 12 month period that we file a registration statement on Form S-3 to register their shares, as long as the aggregate market value of the shares to be sold under the registration statement exceeds $500,000. We will pay all expenses, except for underwriting discounts and commissions, incurred in connection with these demand registration rights. We are generally required to indemnify the holders against liabilities arising from these demand registration rights.

Mr. and Mrs. Sisson, Mr. Jones, Mr. Salisbury, Mr. Tseng, Mr. Presta and Fortress also have the right to include their shares in any registration statement we file under the Securities Act. The underwriters in an underwritten offering have the right to limit the number of shares registered by Mr. and Mrs. Sisson, Mr. Jones, Mr. Salisbury, Mr. Tseng, Mr. Presta and Fortress. No shares excluded from the underwriting by reason of the underwriter’s limitation shall be included in the registration, as is the case in this offering. We will pay all expenses, except for underwriting discounts and commissions, incurred in connection with these piggyback registration rights. We are generally required to indemnify the holders against liabilities arising from these piggyback registration rights.

Registration Rights Agreements

Smart Development Corp.

Under the terms of the registration rights agreement entered into by us in connection with our acquisition of Smart, Johan Hendrik Smit Duyzentkunst, the holder of 1,023,125 shares of our common stock, and Ion Automation Services BV, the holder of 140,625 shares of our common stock, have the right to require us to register their shares under the Securities Act or to include their shares in any registration statement we file under the Securities Act.

If we have not previously included their shares in a registration, Mr. Smit and Ion may, on a date not later than six months from the consummation of an initial public offering of our capital stock, demand that we file a registration statement under the Securities Act to register their shares. The underwriters in an underwritten offering have the right to limit the number of shares registered by Mr. Smit and Ion; provided, however, that such shares shall not be reduced below 10% of the total amount of securities included in such registration. We will pay all expenses incurred in connection with these demand registration rights. We are generally required to indemnify the holders against liabilities arising from these demand registration rights.

Mr. Smit and Ion also have the right to include their shares in any registration statement we file under the Securities Act. The underwriters in an underwritten offering have the right to limit the number of shares registered by Mr. Smit and Ion; provided, however, that, under the terms of the agreement, such shares shall not be reduced below 10% of the total amount of securities included in such registration. Mr. Smit and Ion have each waived these rights in connection with this offering so that no shares held by them shall be registered in this offering. We will pay all expenses incurred in connection with these piggyback registration rights. We are generally required to indemnify the holders against liabilities arising from these piggyback registration rights.

TICC and Seaview

Under a registration rights agreement entered into by us in connection with our senior credit facility with TICC, and Seaview, TICC, the holder of warrants to purchase 291,750 shares of our common stock, and Seaview, the holder of warrants to purchase 97,250 shares of our common stock, have the right to require us to register their shares under the Securities Act or to include their shares in any registration statement we file under the Securities Act.

TICC and Seaview have the right to demand two registrations under the Securities Act. If we are eligible to file a registration statement on Form S-3 under the Securities Act, TICC and Seaview have the right to demand an unlimited number of registrations on Form S-3, as long as the aggregate market value of the shares to be sold under the registration statement exceeds $1 million. The underwriters in an underwritten offering have the right to limit the number of shares registered by TICC and Seaview. No shares excluded from the underwriting by reason of the underwriter’s limitation shall be included in the registration. We will pay all expenses incurred in connection with these demand registration rights. We are generally required to indemnify the holders against liabilities arising from these demand registration rights.

TICC and Seaview also have the right to include their shares in any registration statement we file under the Securities Act if such registration has an aggregate offering price in excess of $1 million. The underwriters in an underwritten offering have the right to either limit the number of shares registered by TICC and Seaview or to exclude them completely from the registration. No shares excluded from the underwriting by reason of the underwriter’s limitation shall be included in the registration, as is the case in this offering. We will pay all expenses incurred in connection with these piggyback registration rights. We are generally required to indemnify the holders against liabilities arising from these piggyback registration rights.

Transfer Agent and Registrar

Corporate Stock Transfer, Inc., 3200 Cherry Creek South Drive, Denver, Colorado 80209, is the transfer agent and registrar for our common stock.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no market for our common stock. Future sales of substantial amounts of our common stock in the public market could adversely affect prevailing market prices and adversely affect our ability to raise additional capital in the capital markets at a time and price favorable to us.

Upon completion of this offering and assuming no exercise of outstanding options or warrants after May 31, 2006, we will have                      shares of common stock outstanding (                     shares if the over-allotment option is exercised in full). Of these shares, all of the shares of common stock sold in this offering, plus any shares sold as a result of the underwriter’s exercise of the over-allotment option, will be freely tradable without restriction under the Securities Act.

The remaining approximately                           shares of outstanding common stock held by existing stockholders are “restricted securities” under the Securities Act or are subject to “lock-up” agreements. Of this amount,                  shares will be eligible for resale pursuant to Rule 144 as of                  , and                    shares will be subject to “lock-up” agreements as described below. “Restricted securities” as defined under Rule 144 were issued and sold by us in reliance on exemptions from the registration requirements of the Securities Act. These shares may be sold in the public market only if registered or pursuant to an exemption from registration, such as Rule 144 or Rule 144(k) under the Securities Act.

Registration Rights

Upon completion of this offering, holders of 2,167,965 shares of our common stock will be entitled to certain rights with respect to the registration of their shares under the Securities Act. See “Description of Capital Stock—Registration Rights.” Except for shares purchased by affiliates, registration of their shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon effectiveness of the registration. These stockholders are not permitted to exercise their registration rights for at least 180 days following this offering without the consent of Ladenburg Thalmann & Co. Inc. and Roth Capital Partners, LLC.

Lock-Up Agreements

All of our officers, directors and principal stockholders will agree, pursuant to “lock-up” agreements, that they will not offer, sell, contract to sell or grant any option to purchase or otherwise dispose of the shares of common stock owned by them or that could be purchased by them through the exercise of options, for 180 days following the date of this prospectus. The lock-up agreements contain exceptions upon the prior written consent of Ladenburg Thalmann & Co. Inc. and Roth Capital Partners, LLC. Upon the expiration of the lock-up agreements, approximately                    shares of common stock held by such stockholders will be eligible for resale immediately pursuant to Rule 144.

Rule 144

Under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person (or persons whose shares are aggregated) who has beneficially owned restricted securities for at least one year, including persons who may be deemed our affiliates, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of the following:

•       one percent of the number of shares of common stock then outstanding (equal to approximately                 shares upon completion of this offering); or

•       the average weekly trading volume of the common stock as reported through the Nasdaq Capital Market during the four calendar weeks preceding the filing of a Form 144 with respect to such sale. Sales under Rule 144 are also subject to certain manner of sale provisions, and notice requirements and the availability of current public information about us.

Rule 144(k)

Under Rule 144(k), a person who is not deemed to have been our affiliate at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years (including the holding period of any prior owner except an affiliate), is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Therefore, unless subject to the contractual lock-up restrictions above or otherwise restricted, “144(k) shares” may be sold immediately upon the completion of this offering.

Stock Options

We intend to file, on or after the date of this prospectus, a registration statement on Form S-8 under the Securities Act to register all shares of common stock issuable under the 1996 Stock Option Plan as well as the shares issuable upon the exercise of stock options granted not in connection with the 1996 Stock Option Plan to the extent such shares are eligible for registration on Form S-8. Such registration statement will become effective immediately upon filing, and shares covered by those registration statements will thereupon be eligible for sale in the public markets, subject to any lock-up agreements applicable thereto and Rule 144 limitations applicable to affiliates. See “Management—Equity Incentive Plans” and “Description of Capital Stock—Options.”

Warrants

All of our outstanding warrants are fully vested and the shares issuable upon exercise of the warrants will be eligible for sale in the public markets, subject to any lock up agreements applicable thereto and Rule 144 limitations.

UNDERWRITING

Our underwriters, for which Ladenburg Thalmann & Co. Inc., or Ladenburg, is the representative, have severally agreed on the terms and subject to the conditions of the underwriting agreement to purchase from us on a firm commitment basis, and we have agreed to sell to the underwriters, all of the shares issued in this offering as set forth opposite their respective names below:

Underwriters	Number of Shares
Ladenburg Thalmann & Co. Inc.
Roth Capital Partners, LLC
Total

A copy of the underwriting agreement has been filed as an exhibit to the registration statement of which this prospectus forms a part.

The underwriters have advised us that they propose to offer the shares to the public at the public offering price set forth on the cover page of this prospectus for which they will receive a commission equal to 9% of the selling price for the shares. We have also granted an option to Ladenburg, exercisable during the 45-day period from the effective date of the offering, to purchase up to an additional 15% of the total number of shares sold in this offering at the public offering price, less the underwriting discount, for the sole purpose of covering over-allotments of the shares, if any.

We have agreed to pay Ladenburg an advance, in an amount to be determined, to defray some of the due diligence expenses that will be incurred in this offering. This advance will be applied against out-of-pocket accountable expenses actually incurred by Ladenburg. If the offering is not consummated, Ladenburg will reimburse any part of the advance that has not been used to pay out-of-pocket accountable expenses incurred in connection with the offering on Ladenburg’s behalf.

Upon completion of this offering, we will pay to Ladenburg a non-accountable expense allowance equal to 2% of the gross proceeds derived from the offering, including any proceeds derived from an exercise of the over-allotment option.

Commissions and Discounts

The following table shows the public offering price, underwriting discount to be paid by us to the underwriters and the proceeds, before expenses, to us. This information assumes either no exercise or full exercise by the underwriters of their over-allotment option.

	Per share	Without option	With option
Public offering price	$	$	$
Discount	$	$	$
Non Accountable Expense Allowance	$	$	$
Proceeds before expenses(1)	$	$	$

       (1) The offering expenses are estimated as $           .

Underwriter Warrants

In connection with the offering, we have agreed to sell to Ladenburg, for nominal consideration, underwriter warrants entitling Ladenburg, or its assigns, to purchase up to 10% of the total number of shares sold in this offering (excluding the over-allotment option) at a price equal to 120% of the public offering price per share. The underwriter warrants shall be exercisable for five years from the effective date of the offering and shall contain cashless exercise provisions and anti-dilution provisions as are acceptable to Ladenburg.

The underwriter warrants have been deemed compensation by the National Association of Securities Dealers, or NASD, and may not be sold, transferred, pledged, hypothecated or assigned for a period of 180-days following the effective date of the offering pursuant to Rule 2710(g)(1) of the NASD Conduct Rules. The underwriter warrants grant Ladenburg, or its assigns, demand and “piggyback” registration rights with respect to the common stock issuable upon exercise of the underwriter warrants for the five-year period during which the underwriter warrants are exercisable.

Regulatory Restrictions on Purchase of Securities

In connection with the offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act.

Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

Over-allotment transactions involve sales by the underwriters of our securities in excess of the number of securities the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of our securities over-allotted by the underwriters is not greater than the number of our securities they may purchase in the over-allotment option. In a naked short position, the number of our securities involved is greater than the number of securities in the over-allotment option. Our underwriters may close out any covered short position by either exercising through their representatives the over-allotment option and/or purchasing our securities in the open market.

Syndicate covering transactions involve purchases of our securities in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of securities to close out the short position, our underwriters will consider, among other things, the price of securities available for purchase in the open market as compared to the price at which it may purchase securities through the over-allotment option. If our underwriters sell more securities than could be covered by the over-allotment option, a naked short position, the position only can be closed out by buying our securities in the open market. A naked short position is more likely to be created if our underwriters are concerned that there could be downward pressure on the price of our securities in the open market after pricing that could adversely affect investors who purchase in the offering.

Penalty bids permit our underwriters to reclaim a selling concession from a selling group member when the securities originally sold by the selling group member are purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our securities or preventing or retarding a decline in the market price of our securities. As a result, the price of our securities may be higher than the price that might otherwise exist in the open market. The underwriters may distribute copies of this prospectus in PDF or similar format. Receipt of this prospectus by electronic means does not obligate any investor in the offering to receive in the future periodic reports or proxy material from us. An investor may revoke his right to receive the prospectus by electronic means, in which case the underwriter will provide a hard copy of the prospectus.

Other Terms

We have agreed not to offer, sell, contract to sell, grant options to purchase, or otherwise dispose of any shares of our common stock or securities exchangeable for or convertible into our common stock for a period of 90 days after the effective date of the offering without the prior consent of Ladenburg. Our current officers, directors and principal stockholders have agreed not to, directly or indirectly, sell, hedge, or otherwise dispose of any shares of common stock, options to acquire shares of common stock, or securities exchangeable for or convertible into shares of common stock, for a period of 12 months after the effective date of the offering without the prior written consent of Ladenburg. In addition, Ladenburg will, for a period of 24 months from the effective date of this offering, have a right to sell the shares of any of our pre-offering stockholders so long as such stockholder owns at least five percent (5%) of our common stock on a post-offering basis.

For a 24-month period expiring on July 29, 2007, we have granted Ladenburg a right of first offer to act as lead manager, placement agent or investment banker for any proposed underwritten public distribution or private placement of our securities or any merger, acquisition or disposition of our assets if we choose to use a lead manager, placement agent or investment banker for such offerings.

Indemnification

The underwriting agreement provides that we will indemnify Ladenburg against certain liabilities that may be incurred in connection with this offering, including liabilities under the Securities Act, or to contribute to payments that Ladenburg may be required to make in respect thereof.

LEGAL MATTERS

The validity of the issuance of the shares of common stock offered hereby will be passed upon for us by Stradling Yocca Carlson & Rauth, a Professional Corporation, Newport Beach, California. Certain legal matters in connection with this offering will be passed upon for the underwriters by Akin Gump Strauss Hauer & Feld LLP, Los Angeles, California.

EXPERTS

The consolidated financial statements and schedule appearing in this registration statement have been audited by Singer Lewak Greenbaum & Goldstein LLP, an independent registered public accounting firm, to the extent and for the period indicated in their report appearing elsewhere herein, and are included in reliance on such report and upon the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered by this prospectus. This prospectus does not include all of the information contained in the registration statement. You should refer to the registration statement, including the exhibits, schedules and amendments thereto, for additional information. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document. When we complete this offering, we will become subject to the information and reporting requirements of the Securities Exchange Act of 1934 and, in accordance therewith, will file periodic reports, current reports, proxy statements and other information with the SEC.

You can read our SEC filings, including the registration statement, over the internet at the SEC’s web site at http://www.sec.gov. You may read and copy all or any portion of the registration statement or any other document we file at the SEC’s public reference facilities at 100 F Street, N.E., Washington, D.C. 20549. In addition, you may obtain copies of these documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC toll free at 1-800-SEC-0330 for further information on the operations of the public reference facilities.

Report of Independent Registered Public Accounting Firm

To the Board of Directors
GenuTec Business Solutions, Inc.
Laguna Niguel, California

We have audited the consolidated balance sheets of GenuTec Business Solutions, Inc. and subsidiaries as of September 30, 2004 and 2005 and the related consolidated statements of operations, stockholders’ equity, and cash flows for the three years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of GenuTec Business Solutions, Inc. as of September 30, 2004 and 2005 and the results of their operations and their cash flows for the three years then ended, in conformity with U.S. generally accepted accounting principles. In addition, in our opinion, the financial statement schedule listed in the accompanying index, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in Note 3 to the accompanying consolidated financial statements, the Company has restated its 2004 and 2005 consolidated financial statements.

SINGER LEWAK GREENBAUM & GOLDSTEIN LLP
Santa Ana, California
August 11, 2006, except for Note 16, as to which the date is             , 2006

The accompanying consolidated financial statements include the effects of a 1-for-3 reverse stock split of the Company’s common stock which was approved by the Company’s Board of Directors on July 5, 2006 subject to the filing of an amendment to the Company’s certificate of incorporation, which will occur prior to the effective date of the Company’s Registration Statement on Form S-1 for the initial registration of its common stock. The above report is in the form which will be furnished by Singer Lewak Greenbaum & Goldstein LLP, an independent registered public accounting firm, upon completion of the reverse stock split, which is described in Note 16 to the accompanying consolidated financial statements, and assuming that, from August 11, 2006 to the date of such reverse stock split, no other events will have occurred that would affect the accompanying consolidated financial statements and notes thereto.

GENUTEC BUSINESS SOLUTIONS, INC.
CONSOLIDATED BALANCE SHEETS
SEPTEMBER 30,
(In Thousands Except for Share and Per Share Data)

	2004	2005
ASSETS
Current assets
Cash and cash equivalents	$176	$3,636
Accounts receivable, net of allowance of $142 and $736 as of September 30, 2004 and 2005, respectively	609	1,002
Capitalized loan fees—current	432	215
Notes receivables, net of allowance of $0 and $104 as of September 30, 2004 and 2005, respectively	—	282
Deposits	—	317
Prepaids and other current assets	30	69
Total current assets	1,247	5,521
Capitalized software development costs	765	1,100
Goodwill	8,269	24,542
Other intangibles, net	2,156	3,562
Acquisition related receivables from sellers	734	—
Deposits, net of current portion	275	278
Capitalized loan fees, net of current portion	253	858
Property and equipment, net	978	1,777
Total assets	$14,677	$37,638

GENUTEC BUSINESS SOLUTIONS, INC.
CONSOLIDATED BALANCE SHEETS (Continued)
SEPTEMBER 30,
(In Thousands Except for Share and Per Share Data)

	2004	2005
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable	$1,253	$2,442
Accrued expenses	288	1,213
Accrued interest	143	50
Accrued payroll and related liabilities	89	60
Unearned revenue	42	104
Capital lease obligations, current	55	1
Obligations to be settled through issuance of common stock, current portion	1,000	—
Note payable	131	—
Total current liabilities	3,001	3,870
Notes payable to shareholders	1,172	—
Senior secured notes, net of discount of $547	6,405	—
Acquisition related notes payable to sellers	3,000	—
Series A exchangeable preferred stock; $0.001 par value, 25,000 authorized, 20,000 issued, net of discount of $972, subject to mandatory redemption	—	19,028
Warrant liability	—	972
Total non-current liabilities	10,577	20,000
Total liabilities	13,578	23,870
Commitments and Contingencies
Stockholders’ equity
Preferred Stock, par value $0.0001, 10,000,000 shares authorized (25,000 of which are designated Series A Exchangeable Preferred Stock) no shares issued and outstanding	—	—
Common stock; $0.01 par value, 33,333,333 shares authorized, 5,724,847 and 8,353,842 shares issued and outstanding at September 30, 2004 and 2005, respectively	172	251
Additional paid-in capital	5,944	20,001
Accumulated deficit	(5,017)	(6,484)
Total stockholders’ equity	1,099	13,768
Total liabilities and stockholders’ equity	$14,677	$37,638

The accompanying notes are an integral part of these financial statements.

GENUTEC BUSINESS SOLUTIONS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
For the Years Ended September 30,
(In Thousands Except for Share and Per Share Data)

	2003	2004	2005
Net sales	$104	$2,564	$14,650
Cost of sales	104	1,400	7,042
Gross profit	—	1,164	7,608
Operating expenses
Selling and marketing	9	209	1,651
General and administrative	624	1,188	3,454
Depreciation and amortization	45	205	825
Total operating expenses	678	1,602	5,930
Operating (loss) income	(678)	(438)	1,678
Interest income	—	—	5
Interest expense to related party	(13)	(117)	(189)
Interest on convertible preferred stock	—	—	(64)
Interest expense	(43)	(484)	(2,897)
Loss before provision for income taxes	(734)	(1,039)	(1,467)
Provision for income taxes	—	—	—
Net loss	$(734)	$(1,039)	$(1,467)
Basic and diluted loss per share	$(0.15)	$(0.20)	$(0.25)
Weighted average number of shares outstanding:
Basic and diluted	4,758,295	5,127,691	5,985,908

The accompanying notes are an integral part of these financial statements

GENUTEC BUSINESS SOLUTIONS, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)
For the Years Ended September 30, 2003, 2004, and 2005
(In Thousands Except for Share and Per Share Data)

	Common Stock		Additional Paid-In	Accumulated
	Shares	Amount	Capital	Deficit	Total
Balance at September 30, 2002	4,745,067	$142	$2,582	$(3,244)	$(520)
Issuance of warrants for services	—	—	188	—	188
Issuance of options for services	—	—	75	—	75
Issuance of common stock for services	9,098	—	27	—	27
Issuance of common stock for cash	60,935	2	53	—	55
Net loss	—	—	—	(734)	(734)
Balance at September 30, 2003	4,815,100	144	2,925	(3,978)	(909)
Issuance of warrants for services	—	—	192	—	192
Issuance of options for services	—	—	219	—	219
Issuance of common stock for services	29,102	1	41	—	42
Issuance of common stock for acquisition	316,667	10	940	—	950
Issuance of warrants for acquisition	—	—	320	—	320
Conversion of debt to common stock	4,245	—	13	—	13
Exercise of options	170,000	5	96	—	101
Exercise of warrants	55,000	2	—	—	2
Issuance of common stock for cash	334,733	10	619	—	629
Debt discount conversion benefit	—	—	579	—	579
Net loss	—	—	—	(1,039)	(1,039)
Balance at September 30, 2004	5,724,847	172	5,944	(5,017)	1,099
Issuance of warrants for services	—	—	135	—	135
Issuance of options for services	—	—	166	—	166
Issuance of common stock for services	3,333	—	20	—	20
Issuance of common stock for Smart acquisition	1,450,417	44	8,659	—	8,703
Issuance of warrants for Smart acquisition	—	—	753	—	753
Settlement of obligations through issuance of common stock	700,000	21	3,179	—	3,200
Conversion of interest on long-term loan	302,434	9	502	—	511
Conversion of interest on notes payable to stockholders	2,744	—	16	—	16
Conversion of notes payables to stockholders	27,500	1	165	—	166
Exercise of options	70,067	2	59	—	61
Issuance of common stock for cash	72,500	2	403	—	405
Net loss	—	—	—	(1,467)	(1,467)
Balance at September 30, 2005	8,353,842	$251	$20,001	$(6,484)	$13,768

The accompanying notes are an integral part of these financial statements.

GENUTEC BUSINESS SOLUTIONS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended September 30,
(In Thousands Except for Share and Per Share Data)

	2003	2004	2005
Cash flows from operating activities
Net loss	$(734)	$(1,039)	$(1,467)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Depreciation expense and amortization	46	111	825
Amortization of loan fees and discount	—	113	1,232
Provision for bad debt	(8)	77	594
Provision for notes receivables	—	—	104
Issuance of warrants for services	188	192	135
Issuance of options for services	75	219	166
Issuance of common stock for services	27	42	19
Changes in operating assets and liabilities, net of effect of acquisitions:
Accounts receivable	(3)	(41)	(987)
Notes receivables	—	—	(386)
Prepaids and other current assets	(1)	(9)	(39)
Deposits	—	—	135
Accounts payable	7	(17)	606
Accrued expenses	—	256	913
Accrued interest	—	126	419
Accrued payroll and related liabilities	264	(658)	(29)
Unearned revenue	—	42	(18)
Net cash flows (used in) provided by operating activities	(139)	(586)	2,222
Cash flows from investing activities
Purchases of property and equipment	(2)	(44)	(25)
Increase in capitalized software	(129)	(233)	(335)
Acquisition of SMG, net of cash acquired	—	(6,500)	—
Acquisition of Smart, net of cash acquired	—	—	(7,024)
Acquisition of Simtel	—	—	(378)
Net cash flows used in investing activities	(131)	(6,777)	(7,762)
Cash flows from financing activities
Proceeds from long-term debt	—	7,300	18,927
Loan fees related to long-term debt	—	(433)	—
Proceeds from notes payables to stockholders	33	1,007	—
Payments of notes payables to stockholders	—	—	(990)
Payments on long-term debt	—	(348)	(6,952)
Proceeds from note payable	215	—	—
Payments of note payable	—	(283)	(131)
(Payments) proceeds for acquisition related receivables from sellers—SMG	—	(403)	734
Payments of notes payables to sellers—SMG	—	—	(3,000)
Payments of capital lease obligations	(28)	(50)	(54)
Proceeds from obligations to be settled through issuance of common stock	—	—	—
Proceeds from issuance of common stock	55	629	405
Proceeds from exercise of common stock options and warrants	—	103	61
Net cash flows provided by financing activities	275	7,522	9,000
Net increase in cash and cash equivalents	5	159	3,460
Cash and cash equivalents, beginning of period	12	17	176
Cash and cash equivalents, end of period	$17	$176	$3,636

The accompanying notes are an integral part of these financial statements.

GENUTEC BUSINESS SOLUTIONS, INC.
SUPPLEMENTAL CASH FLOW INFORMATION
For the Years Ended September 30,
(In Thousands Except for Share and Per Share Data)

	2003	2004	2005
Income taxes paid	$—	$—	$—
Interest paid on convertible preferred stock	—	—	14
Interest paid during the period	35	204	1,687
Non-cash investing and financing activities:
Fair value of common stock issued for services	27	42	20
Fair value of options issued for services	75	219	166
Fair value of warrants issued for services	188	192	135
Fair value of common stock issued to acquire SMG	—	950	—
Fair value of warrants issued to acquire Smart	—	—	753
Fair value of common stock issued to acquire Smart	—	—	8,703
Settlement of obligations through issuance of common stock	—	—	2,100
Conversion of interest on long-term loan	—	—	511
Conversion of interest on notes payable to shareholders	—	—	16
Conversion of notes payables to shareholders	—	13	166
Conversion of debt to common stock	—	13	—
Debt discount conversion benefit	—	579	1,180
Promissory notes issued to acquire SMG	—	3,000	—
Fair value of warrants issued as a direct incremental cost of acquisitions	—	320	753

The accompanying notes are an integral part of these financial statements.

GENUTEC BUSINESS SOLUTIONS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2003, 2004, and 2005
(In Thousands Except for Share and Per Share Data)

NOTE 1—BASIS OF PRESENTATION AND SUMMARY OF OPERATIONS

Basis of Presentation

The consolidated financial statements include the financial statements of GenuTec Business Solutions, Inc., a Montana corporation, and its wholly-owned subsidiaries, GenuTec Marketing, Inc., a California corporation, and Smart Development, LLC, a Nevada entity, and are collectively referred to as “GenuTec” or the “Company”. The consolidated financial statements of GenuTec are presented on a consolidated basis for all periods presented. All significant inter-company accounts and transactions have been eliminated in preparation of the consolidated financial statements.

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America.

Nature of Operations

GenuTec Business Solutions, Inc. (f/k/a Bison States Finance Corporation, Amwest Finance Corporation) was incorporated in the State of Montana in January 1993. In August 2000, the Company merged with Five Star Rated, Inc., a California corporation and mobile technology company, whereby each share of common stock of Five Star Rated, Inc. was converted into three shares of the Company’s common stock. Currently the Company has approximately 2,500 shareholders.

GenuTec is in the business of providing “enhanced communications” services to companies throughout the United States that need marketplace solutions. The Company has developed the GenuTec Enhanced Media (GEM) platform, a state-of-the-art platform with 31 product features that allows the Company to provide services such as: Connect4Info (a website button that enables telephone calling between the merchant and the customer), international dialing from the United States, interactive voice response (IVR) systems, interactive voice messaging (IVM) systems, automated fax request, online voice portals, unified messaging and unified communications and intelligent call routing.

On July 14, 2004, GenuTec Marketing acquired the assets of Sound Media Group (“SMG”), a California corporation that provides voice messaging services throughout the United States.

On September 20, 2005, the Company acquired Smart Development Corporation (“Smart”), a Nevada corporation that provides voice messaging services throughout the United States.

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of the consolidated financial statements in accordance with generally accepted accounting principles requires the Company’s management to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenue and expenses during the period. Significant items subject to such estimates and assumptions include the carrying amount of property and equipment, intangibles, valuation allowances for deferred income tax assets, accounts receivable, the expected term of a client relationship, accruals and other factors. Actual results could differ from those estimates.

GENUTEC BUSINESS SOLUTIONS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
September 30, 2003, 2004, and 2005
(In Thousands Except for Share and Per Share Data)

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Cash and Cash Equivalents

For the purposes of the consolidated balance sheets and consolidated statements of cash flows, all highly liquid investments with original maturities of three months or less are considered cash equivalents. The Company maintains bank accounts with balances which, at times, may exceed federally insured limits. At September 30, 2004 and 2005, cash on deposit was in excess of the federally insured limit of $100.

Revenue Recognition

The Company records revenue in accordance with SEC Staff Accounting Bulletin No. 104 “Revenue Recognition in Financial Statements” (SAB 104). SAB No. 104 requires that service sales be recognized when there is persuasive evidence of an arrangement which states a fixed and determinable price and terms, delivery of the services has occurred in accordance with the terms of the sale, and collectibility of the sale is reasonably assured. The Company records sales when they have received a valid customer purchase order at a stated price, the customer’s credit is approved, and the services have been delivered to the customer. The Company’s emergency notification customers are required to pre-pay annually for our services and, generally, with the exception of the set-up fee which is recognized immediately, such pre-paid amounts are amortized on a monthly basis over a 12 month period. For all other services, revenue is recognized once telephonic connections have been initiated and completed.

Allowance for Doubtful Accounts

The allowance for doubtful accounts is the Company’s best estimate of accounts receivable collectibility and requires management’s judgment. The Company periodically reviews its receivables and assesses an allowance based upon historical collection experience and a review of the current status of the accounts receivables.  Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. It is at least reasonably possible that the Company’s estimate of the allowance for doubtful accounts will change in the near-term. The allowance for doubtful account as of September 30, 2004 and 2005 was $142 and $736, respectively. The Company provides services to customers based throughout the United States and as of September 30, 2004 and 2005 had no international customers.

Notes Receivables

In fiscal year 2005, the Company converted seven of its accounts receivable balances into notes receivable from customers. The notes are due within one year and accrue interest from 0% to 5%.

Property and Equipment

Property and equipment are carried at cost, net of accumulated depreciation and amortization. Depreciation is calculated using the straight-line method over the estimated useful lives of the related assets. Repairs and maintenance are charged to expense as incurred. Upon retirement or sale, cost and accumulated depreciation are removed from the accounts and any gain or loss is reflected in the consolidated statement of operations. The cost of normal maintenance and repairs is charged to operations

GENUTEC BUSINESS SOLUTIONS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
September 30, 2003, 2004, and 2005
(In Thousands Except for Share and Per Share Data)

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

as incurred. Material expenditures, which increase the life of an asset, are capitalized and depreciated over the estimated remaining life of the asset.

The estimated useful lives of property and equipment are as follows:

Furniture and fixtures	7 years
Computer equipment	3 to 5 years
Dialing equipment	5 years

Long-Lived Assets

The Company evaluates long-lived assets and certain identifiable intangibles for impairment, in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 144, “Accounting for the Impairment or Disposal of Long-lived Assets,” whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value. The Company has determined that there was no “triggering event” requiring an evaluation of the recoverability of its long-lived assets during 2003, 2004 and 2005.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of the net assets acquired in connection with the acquisitions of Smart in September 2005 and SMG in July 2004. Under SFAS No. 142, “Goodwill and Other Intangible Assets”, goodwill is tested at the reporting unit level at least annually or whenever events or circumstances indicate that goodwill might be impaired. The Company has elected to test goodwill for impairment as of September 30 each year. Based on the evaluation performed as of September 30, 2005, the Company concluded that no impairment was indicated.

Intangible Assets

Intangible assets consist of customer base/contracts, copyrighted material and acquired software products, which are amortized over the expected life of the related assets or five years.

Income Taxes

Income taxes are accounted for under the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates

GENUTEC BUSINESS SOLUTIONS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
September 30, 2003, 2004, and 2005
(In Thousands Except for Share and Per Share Data)

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

is recognized in results of operations in the period that the tax change occurs. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

Research and Development

The Company expenses research and development costs as incurred. There were no such costs during 2003, 2004 and 2005.

Advertising Costs

The Company expenses the cost of advertising and promoting its services as incurred. During 2005 the Company recorded $25 of advertising expense. There was no advertising expense recorded for 2003 and 2004.

Fair Value of Financial Instruments

For certain of the Company’s financial instruments, including accounts receivable, notes payable, capital leases, accounts payable and other accrued liabilities, the carrying amounts approximate fair value due to their short-term maturities. The fair value of long-term obligations approximates its carrying value as the existing contract interest rates are comparable to market rates currently offered to the Company for similar debt instruments with similar maturities.

Segments

The Company has adopted the provisions of Statement of Financial Accounting Standards No. 131, “Disclosures about Segments of an Enterprise and Related Information”, which establishes annual and interim reporting standards for an enterprise’s operating segments and related disclosures about its products, services, geographic areas and major customers. Management has determined that the Company operates in one segment.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with Accounting Principles Board (“APB”) Opinion No. 25 “Accounting for Stock Issued to Employees,” and complies with the disclosure provisions of SFAS No. 123 “Accounting for Stock-Based Compensation.”  Under APB No. 25, compensation cost is recognized over the vesting period based on the excess, if any, on the date of grant of the fair value of the Company’s shares over the employee’s exercise price. When the exercise price of the option is less than the fair value price of the  underlying  shares on the grant date,  deferred  stock  compensation  is recognized  and amortized to expense in  accordance  with  Financial  Accounting Standards  Board (“FASB”)  Interpretation  No. 44 over the vesting period of the individual options. Accordingly, if the exercise price of the Company’s employee options equals or exceeds the market price of the underlying shares on the date of grant no compensation expense is recognized. The Company accounts for equity instruments issued to non-employees in accordance with the provision of SFAS No. 123 and Emerging Issues Task Force (“EITF”) Issue No. 96-18, “Accounting for Equity Instruments that are

GENUTEC BUSINESS SOLUTIONS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
September 30, 2003, 2004, and 2005
(In Thousands Except for Share and Per Share Data)

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Issued to Other than Employees for Acquiring or in Conjunction with Selling Goods or Services”, and related interpretations.

The following table illustrates the effect on net loss and loss per share if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock-based employee compensation.

	Fiscal Year Ended September 30,
	2003	2004	2005
Net loss as reported	$(734)	$(1,039)	$(1,467)
Add: Stock-based compensation expense included in net loss as reported, net of tax	—	—	—
Deduct: Pro forma stock-based compensation cost	(73)	(106)	(251)
Pro forma net loss	$(807)	$(1,145)	$(1,718)
Basic and diluted net loss per common share
As reported	$(0.15)	$(0.20)	$(0.25)
Pro forma	$(0.17)	$(0.22)	$(0.29)

An income tax benefit related to share-based compensation for the three years ended September 30, 2005 has not been recognized. Management assessed the likelihood of realizing the benefit attributable to share-based compensation and determined that a full valuation allowance was required.

The fair value of the Company’s stock options used to compute pro forma net income and earnings per share disclosures is estimated at the grant date using the Black-Scholes option-pricing model with the following assumptions:

	Fiscal Years Ended September 30,
	2003	2004	2005
Weighted average expected life (years)	3	3	3
Volatility average	42.65%	42.65%	41.17%
Risk-free interest rate average	5.50%	5.50%	4.02%
Expected dividends	None	None	None
Weighted average fair value of options granted	$0.35	$0.35	$0.65

Comprehensive Loss

Comprehensive loss encompasses the change in equity from transactions and other events and circumstances from non-owner sources and the Company’s net loss. There was no difference between comprehensive loss and net loss for all periods presented.

Stock Split

The accompanying consolidated financial statements include the effects of a 1-for-3 reverse stock split of common stock. See Note 16 for additional information.

GENUTEC BUSINESS SOLUTIONS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
September 30, 2003, 2004, and 2005
(In Thousands Except for Share and Per Share Data)

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income (Loss) Per Share

The Company calculates income (loss) per share in accordance with SFAS No. 128, “Earnings per Share.” Basic income (loss) per share has been computed by dividing net income (loss) by the weighted-average number of common shares outstanding during the period. Diluted income (loss) per share has been computed by dividing net income (loss) by the weighted average number of common shares and dilutive common stock equivalents (stock options and warrants).

Stock options to purchase 1,371,491, 1,729,307 and 1,814,240 shares of common stock at September 30, 2003, 2004 and 2005 respectively, were outstanding. Warrants to purchase 196,500, 371,192 and 1,114,947 shares of common stock at September 30, 2003, 2004 and 2005, respectively, were outstanding. All of the outstanding warrants and options were anti-dilutive and therefore were excluded from the loss per share calculation for the years ended September 30, 2003, 2004 and 2005.

Capitalized Software Development Costs

The Company capitalizes the costs of computer software developed or obtained for internal use in accordance with Statement of Position 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use.” Capitalized computer software costs consist of consulting costs and payroll-related costs for certain projects that qualify for capitalization. The Company expenses costs related to preliminary project assessment, research and development, re-engineering, training and application maintenance as incurred. Capitalized software costs at September 30, 2004 and 2005 were $765 and $1,100, respectively. The related software was in the project development stage during 2004 and 2005 and therefore, there has been no amortization recognized. The Company expects to amortize capitalized software costs using a straight-line method over 5 years.

NOTE 3—RESTATEMENT OF PRIOR PERIODS

The prior period financial statements included herein have been restated for the following correcting adjustments. These adjustments are discussed in more detail below.

Correction of accounting for contingent consideration in connection with a business combination

The financial statements reflect the restatement of contingent consideration issued in connection with the acquisition of SMG in July 2004. The balance sheets as of September 2005 and 2004 have been restated to record the issuance of common stock in fiscal year 2005 when the contingency was met rather than in fiscal year 2004 in connection with purchase accounting, as required by SFAS 141, “Business Combinations”. The impact of this restatement was to reduce goodwill and obligations to be settled through issuance of common stock, net of current portion, by $1,100 and $1,733, respectively, and to increase obligations to be settled through issuance of common stock, current portion, by $633 as of September 30, 2004. The impact of this restatement to the balance sheet as of September 30, 2005 was to increase goodwill by $1,100 and additional paid-in capital by $1,100. This adjustment had no impact on net (loss) income as previously reported.

GENUTEC BUSINESS SOLUTIONS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
September 30, 2003, 2004, and 2005
(In Thousands Except for Share and Per Share Data)

NOTE 3—RESTATEMENT OF PRIOR PERIODS (Continued)

Correction of accounting for income taxes in connection with a business combination

In connection with the Smart acquisition in September 2005, the Company recorded a deferred tax liability related to the acquired amortizable intangible assets in the amount of $856. The Company did not initially consider the timing of the reversals related to this deferred tax liability in assessing the realizability of its net deferred tax asset as of September 30, 2005. Upon further review, the Company reassessed the realizability of its net deferred tax asset as of September 30, 2005 taking into consideration the deferred tax liability recorded in connection with the business combination as required by SFAS 109, “Acccounting for Income Taxes”. As a result of this reassessment, the Company released $856 of the valuation allowance recorded as of the date of acquisition and reduced goodwill by the same amount. This adjustment had no impact on net (loss) income as previously reported.

Other adjustments

The 2005 financial statements have also been restated to reflect other adjustments which were made, which are not considered material, individually or in the aggregate, affecting accounts and notes receivables, accrued expenses, unearned revenue, general and administrative expenses and net sales.

As a result of the above noted restatements, the consolidated balance sheets, statements of operations and cash flows as of and for the year ended September 30, 2005 and the consolidated balance sheet for the year ended September 30, 2004 have been restated as follows:

	As Previously Reported 2005	As Restated 2005
Consolidated Balance Sheets
Accounts receivable, net of allowance	$1,053	$1,002
Notes receivable, net of allowance	312	282
Goodwill	24,298	24,542
Accrued expenses	1,153	1,213
Unearned revenue	78	104
Additional paid-in capital	18,901	20,001
Statement of Operations
Net sales	$14,697	$14,650
Cost of sales	7,042	7,042
Gross profit	7,655	7,608
Selling and marketing expenses	1,651	1,651
General and administrative expenses	3,333	3,454
Total operating expenses	5,809	5,930
Operating income	1,846	1,678
Interest income	5	5
Interest expense to related party	(189)	(189)
Interest on convertible preferred stock	(64)	(64)
Interest expense	(2,897)	(2,897)
Loss before income taxes	(1,299)	(1,467)
Income tax (benefit) provision	—	—
Net loss	(1,299)	(1,467)
Basic and diluted loss per share	$(0.22)	$(0.25)

GENUTEC BUSINESS SOLUTIONS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
September 30, 2003, 2004, and 2005
(In Thousands Except for Share and Per Share Data)

NOTE 3—RESTATEMENT OF PRIOR PERIODS (Continued)

	As Previously Reported 2005	As Restated 2005
Statement of Cash Flows
Net loss	$(1,299)	$(1,467)
Depreciation and amortization	801	825
Provision for bad debt	563	594
Provision for notes receivables	73	104
Changes in operating assets and liabilities:
Accounts receivable	(1,028)	(987)
Notes receivables	(385)	(386)
Prepaids and other current assets	(17)	(39)
Accrued expenses	853	913
Unearned revenue	(23)	(18)

	As Previously Reported 2004	As Restated 2004
Consolidated Balance Sheets
Accounts receivable, net of allowance	$588	$609
Goodwill	9,369	8,269
Unearned revenue	21	42
Obligations to be settled through issuance of common stock, current portion	367	1,000
Obligations to be settled through issuance of common stock, net of current portion	1,733	—
Statement of Cash Flows
Changes in operating assets and liabilities:
Accounts receivable	$(20)	$(41)
Deposits, net of current portion	21	42

NOTE 4—RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In November 2004, the Financial Accounting Standard Board (“FASB”) issued Statement of Financial Accounting Standards, or SFAS, No. 151, “Inventory Costs,” an amendment of Accounting Research Bulletin, or ARB, No. 43, to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). SFAS No. 151 requires that those items be recognized as current-period charges regardless of whether they meet the criterion of “so abnormal.” In addition, SFAS No. 151 requires that an allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. Companies are required to adopt the provisions of SFAS No. 151 for fiscal years beginning after June 15, 2005. The adoption of SFAS No. 151 will not have an impact on the Company’s consolidated financial position, results of operations or cash flows.

GENUTEC BUSINESS SOLUTIONS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
September 30, 2003, 2004, and 2005
(In Thousands Except for Share and Per Share Data)

NOTE 4—RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS (Continued)

In December 2004, the FASB issued two Staff Positions—FSP FAS 109-1, “Application of FASB Statement 109, ‘Accounting for Income Taxes,’ to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004,” and FSP FAS 109-2, “Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004.” Neither of these Staff Positions affected the Company as it does not participate in the related activities.

In December 2004, the FASB issued SFAS No. 123 (revised 2004), “Share-Based Payment” (“SFAS 123R”), which replaces SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”), supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”) and amends SFAS No. 95, “Statement of Cash Flows” (“SFAS 95”). SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values. The intrinsic value method as permitted under APB 25 together with the pro forma disclosures previously permitted under SFAS 123 no longer will be an alternative to financial statement recognition. Under SFAS 123R, the Company must determine the appropriate fair value model to be used for valuing share-based payments and the amortization method for attributing compensation cost to reporting periods. SFAS 95 is amended to require excess tax benefits be reported as a financing cash flow rather than as a reduction in taxes paid within the Consolidated Statement of Cash Flows.

In April 2005, the SEC announced an amendment to Regulation S-X to amend the date for compliance with SFAS 123R. The amendment requires each registrant that is not a small business issuer to adopt SFAS 123R in the first fiscal year commencing after June 15, 2005. The Company is required to adopt SFAS 123R beginning October 1, 2006. The Company is currently evaluating the impact of adopting SFAS 123R. The impact of adoption is dependent on the number of unvested options, a projection of the Company’s stock price and other option valuation  assumptions related to potential fiscal year 2007 stock option grants which are subject to various uncertainties, including the Company’s future share-based compensation strategy, stock price volatility, estimated forfeiture rate and employee stock option exercise behavior.

In March 2005, the SEC issued SEC Staff Accounting Bulletin No. 107 (“SAB 107”) which describes the SEC staff position on the application of SFAS 123R. SAB 107 contains interpretive and certain transitional guidance relating to the interaction between SFAS 123R and certain SEC rules and regulations including the SEC’s views regarding the valuation of share-based payment arrangements including assumptions related to expected volatility and expected term, first time adoption of SFAS 123R in an interim period, the modification of certain terms of employee share options prior to the adoption of SFAS 123R and disclosures within Management Discussion and Analysis subsequent to the adoption of SFAS123R. The Company is currently evaluating SAB 107 and its guidance and will be adopting it as part of its adoption of SFAS 123R beginning October 1, 2006.

In December 2004, FASB issued SFAS No.153, “Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29, ‘Accounting for Nonmonetary Transactions.’” The amendments made by SFAS No. 153 are based on the principle that exchanges of nonmonetary assets should be measured based on the

GENUTEC BUSINESS SOLUTIONS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
September 30, 2003, 2004, and 2005
(In Thousands Except for Share and Per Share Data)

NOTE 4—RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS (Continued)

fair value of the assets exchanged. Further, the amendments eliminate the narrow exception for nonmonetary exchanges of similar productive assets and replace it with a broader exception for exchanges of nonmonetary assets that do not have commercial substance. Previously, APB Opinion No. 29 required that the accounting for an exchange of a productive asset for a similar productive asset or an equivalent interest in the same or similar productive asset should be based on the recorded amount of the asset relinquished. APB Opinion No. 29 provided an exception to its basic measurement principle (fair value) for exchanges of similar productive assets. The FASB believed that such exception required that some nonmonetary exchanges, although commercially substantive, be recorded on a carryover basis. By focusing the exception on exchanges that lack commercial substance, the FASB believed that SFAS No. 153 produces financial reporting that more faithfully represents the economics of the transactions. SFAS No. 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Earlier application is permitted for nonmonetary asset exchanges occurring in fiscal periods beginning after the date of issuance. The provisions of SFAS No. 153 shall be applied prospectively. The adoption of SFAS No. 154 will not have an impact on the Company’s consolidated financial position, results of operations or cash flows.

In March 2005, the FASB issued FASB Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations,” or FIN No. 47. FIN No. 47 provides guidance relating to the identification of and financial reporting for legal obligations to perform an asset retirement activity. FIN No. 47 requires recognition of a liability for the fair value of a conditional asset retirement obligation when incurred if the liability’s fair value can be reasonably estimated. FIN No. 47 also defines when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. The provision is effective no later than the end of fiscal years ending after December 15, 2005. The Company adopted FIN No. 47 beginning in its 2006 fiscal year. The adoption of FIN No. 47 did not have a material impact on the Company’s consolidated financial position, results of operations or cash flows.

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections” (“SFAS 154”), which replaces Accounting Principles Board (“APB”) Opinion No. 20, “Accounting Changes” (“APB 20”) and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements” (“SFAS 3”). SFAS 154 applies to all voluntary changes in accounting principle and changes the requirements for the accounting for and reporting of a change in accounting principle. SFAS 154 also requires retrospective application to prior period financial statements involving changes in accounting principle unless it is impracticable to determine either the period-specific or cumulative effect of the change. This statement also requires that a change in the method of depreciation, amortization or depletion of long-lived assets be accounted for as a change in accounting estimate that is accounted for prospectively. SFAS 154 also retains many provisions of APB 20 including those related to reporting a change in accounting estimate, a change in the reporting entity and a correction of an error and also carries forward provisions of SFAS 3 governing the reporting of accounting changes in interim financial statements. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company believes that the adoption of SFAS 154 will not have a material effect on its consolidated financial position, results of operations or cash flows.

GENUTEC BUSINESS SOLUTIONS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
September 30, 2003, 2004, and 2005
(In Thousands Except for Share and Per Share Data)

NOTE 4—RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS (Continued)

In June 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109” (“FIN 48”), which prescribes accounting for and disclosure of uncertainty in tax positions. This interpretation defines the criteria that must be met for the benefits of a tax position to be recognized in the financial statements and the measurement of tax benefits recognized. The provisions of FIN 48 are effective as of the beginning of the Company’s 2007 fiscal year, with the cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings. The Company is currently evaluating the impact of adopting FIN 48 on its consolidated financial statements.

NOTE 5—ACQUISITIONS

Sound Media Group, Inc. Acquisition

On July 14, 2004, the Company acquired substantially all of the assets of Sound Media Group, Inc. (“SMG”). SMG was a privately-owned company based in Irvine, California and provided voice messaging services throughout the United States. The Company acquired SMG because of its synergy with GenuTec’s business and in order to allow growth for the Company. The operations of SMG have been consolidated with that of the Company for the period from July 14, 2004 through September 30, 2004 and for the year ended September 30, 2005.

The acquisition was accounted for under the purchase method. The purchase price, including contingent consideration earned, included the following:

Cash paid	$ 7,000
Common stock issued	3,200
Promissory note to seller	3,000
Direct costs of acquisition	1,003
Total fair value of purchase price	$ 14,203

The Company was obligated to issue to the former owners of SMG 333,333 shares of its common stock after it completed the examination of SMG’s financial and operational records. The purchase and related agreements included a provision for additional consideration payable in common stock upon the completion of 1) the Company’s review of SMG’s financial and operational records which was to be completed within 60 days of the acquisition date; and 2) certain dials being met over a five year period commencing August 1, 2004. The Company completed its review of SMG’s financial and operational records within the requisite time period and accordingly, recorded an obligation to the former SMG owners at the fair value of the common stock or $1 per share as of the date the contingency was met. This amount due to the former SMG owners of $1,000 was recorded in obligations to be settled through issuance of common stock, current portion in the accompanying consolidated balance sheets as of September 30, 2004. The common stock related to this obligation was issued in fiscal year 2005. The contingency related to the completion of the dials was achieved in fiscal year 2005. Accordingly, the common stock, which was valued as of the date the contingency was met in the aggregate amount of $2,200, was issued and recorded during the year ended September 30, 2005.

GENUTEC BUSINESS SOLUTIONS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
September 30, 2003, 2004, and 2005
(In Thousands Except for Share and Per Share Data)

NOTE 5—ACQUISITIONS (Continued)

The Company also entered into a financing agreement to obtain $7,300 to fund the acquisition of SMG. Further, it negotiated a promissory note payable to the former owners of SMG in the amount of $3,000. (See Note 9 for a more detailed discussion of the terms of debt).

The purchase price was allocated as follows:

Assets purchased and liabilities assumed:
Cash	$ 210
Accounts receivable, net	634
Computer equipment	961
Copyrighted materials	50
Customer base/contracts	2,200
Deposits with phone companies	274
Due from former owners of SMG	580
Liabilities assumed	(1,175)
Goodwill	10,469
Total	$ 14,203

Smart Development Corp. Acquisition

On September 20, 2005, the Company acquired the shares of Smart Corp. through its wholly owned subsidiary Smart Development LLC (“Smart” or “Smart LLC”.) Smart Corp. was a privately-owned company providing voice messaging services. The Company acquired Smart Corp. to increase capacity and revenue. In connection with the acquisition the Company issued 1,163,750 shares of its common stock to the owners of Smart Corp. Additionally the Company also issued 286,667 shares of common stock and 300,833 warrants to purchase its common stock at a price of $6.00 per share for acquisition related costs. The operations of Smart Corp. have been consolidated with that of the Company for the period from September 21, 2005 through September 30, 2005.

The acquisition was accounted for under the purchase method. The actual purchase price was based on cash paid, the fair value of the Company’s stock at the date of the acquisition, and direct costs associated with the combination as follows:

Cash paid	$ 6,982
Common shares issued to the seller	6,983
Common shares issued for acquisition costs	1,720
Warrants issued for acquisition costs	754
Direct costs of acquisition	234
Total fair value of purchase price	$ 16,673

GENUTEC BUSINESS SOLUTIONS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
September 30, 2003, 2004, and 2005
(In Thousands Except for Share and Per Share Data)

NOTE 5—ACQUISITIONS (Continued)

The purchase price was allocated as follows:

Assets purchased and liabilities assumed:
Cash	$ 193
Deposits	455
Customer list	1,200
Software	500
Equipment	649
Unearned revenue	(12)
Sales tax payable	(12)
Accounts payable	(374)
Deferred tax liability	(856)
Goodwill	14,930
Total	$ 16,673

In consideration for the acquisition, the Company issued 1,163,750 shares of its common stock to the former stockholders of Smart. Under the terms of the Smart merger agreement, as amended, the Company guaranteed the value of the common stock will not be less than $7.0 million as of 12 months from the date the Company’s consummates the offering pursuant to this prospectus or the date the Company becomes a reporting company under the Exchange Act, whichever is later. In the event that, at the end of this 12 month period, the aggregate value of the 1,163,750 shares of common stock issued to the former stockholders of Smart is less than $7.0 million, based on the weighted average price of the Company’s common stock for the 20 consecutive trading days immediately prior to such date, then the Company will issue an additional number of shares of common stock to such stockholders such that, following such issuance, the aggregate value of the 1,163,750 shares is at least $7.0 million. If, however, at the end of this 12 month period, the aggregate value of the 1,163,750 shares of common stock issued to the former Smart stockholders is less than $3.5 million, the Company will have the right, subject to the consent of the holders of the senior secured notes, to make up a portion of the shortfall in cash.

The Company has also provided the former stockholders of Smart with certain contractual commitments relating to the potential future liquidity of the Company’s common stock. The Company has agreed that by November 20, 2006, it will have either completed an initial public offering of not less than $7.5 million at a minimum offering price of $9.00 per share or will have otherwise filed a Form 10 and become a reporting company under the Securities Act of 1934, as amended, or that the Company’s common stock will actively trade on either the New York Stock Exchange, the American Stock Exchange or the NASDAQ Stock Market or, failing such events, the Company will be obligated, on a date than shall not be later than twenty-four months after the acquisition date or September 20, 2007, to redeem and repurchase for cash all of the common stock issued in connection with the acquisition (1,163,750 shares) at a redemption price of $6.00 per share.

As collateral to secure the Company’s compliance with these commitments Lee J. Danna, the Company’s chief executive officer and president, members of his family and another GenuTec stockholder

GENUTEC BUSINESS SOLUTIONS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
September 30, 2003, 2004, and 2005
(In Thousands Except for Share and Per Share Data)

NOTE 5—ACQUISITIONS (Continued)

pledged to the former Smart stockholders an aggregate of 1,048,894 of their shares of the Company’s common stock and options and warrants held by them to purchase 651,341 additional shares of the Company’s common stock. Upon completion of the initial public offering of the Company’s common stock, the Company will have complied with all of the above additional commitments to the former Smart stockholders and the pledge agreement will terminate.

The Company entered into to a Preferred Stock and Warrant Purchase Agreement and a Note Purchase Agreement to fund the acquisition of Smart Corp. (See Note 10 for a more detailed discussion of the terms of debt). Refer to Note 8 for a discussion of the deferred tax liability recorded in connection with the acquisition and the subsequent accounting.

Simtel Corporation Acquisition

In September 2005, the Company acquired certain assets of Simtel Corporation (“Simtel”). Simtel was in the business of providing emergency notification. The acquisition was accounted for under the purchase method. The actual purchase price was based on cash paid and direct costs associated with the combination as follows:

Cash paid	$362
Assumed liabilities	209
Assumed contractual obligations—unearned revenue	69
Direct costs of acquisition	15
Total purchase price	$655

The entire purchase price was allocated to customer lists which are being amortized over five years.

GENUTEC BUSINESS SOLUTIONS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
September 30, 2003, 2004, and 2005
(In Thousands Except for Share and Per Share Data)

NOTE 5—ACQUISITIONS (Continued)

The operating results of SMG, Smart Corp. and Simtel have been included in the consolidated financial statements since their respective acquisition dates. The following selected unaudited pro forma information is provided to present a summary of the combined operating results of SMG and Smart Corp., as if the acquisitions had occurred at October 1, 2004. These unaudited results have been prepared for informational purposes only and do not purport to represent what the results would have been had the SMG and Smart acquisitions occurred as of the date indicated, nor of future results of operations. The operating results of Simtel are not considered material to include in the following pro-forma financial information.

	Unaudited Pro-forma
	Fiscal Years Ended September 30,
	2004	2005
Revenue	$ 23,231	$ 22,102
Income from operations	3,072	835
Net income/(loss)	$ 2,309	$ (2,310)
Basic net income/(loss) per share	$ 0.13	$ (0.10)
Diluted net income per share	$ 0.12	(0.10)
Weighted average number of shares outstanding:
Basic	5,709,371	7,574,518
Diluted	6,157,600	7,574,518

NOTE 6—INTANGIBLE ASSETS

Intangible assets were acquired in connection with Smart Corp. and Simtel acquisitions in September 2005 and the SMG acquisition in July 2004. The estimated useful life of the intangible assets is 5 years and consists of the following:

	As of September 30, 2004		As of September 30, 2005
	Gross		Gross
	Carrying	Accumulated	Carrying	Accumulated
	Amount	Amortization	Amount	Amortization
Customer base contracts—SMG	$2,200	$92	$2,200	$532
Copyrighted material	50	2	50	12
Customer list—Smart	—	—	1,200	—
Customer list—Simtel	—	—	655	—
Total	$2,250	$94	$4,105	$544

Amortization expense for the years ended September 30, 2003, 2004 and 2005 for the customer base contracts, customer lists and copyrighted materials was $0, $10 and $440, respectively. The Company’s estimated future amortization expense for the five succeeding fiscal years is as follows: 2006—$821; 2007—$821; 2008—$821; 2009—$727; 2010—$371.

GENUTEC BUSINESS SOLUTIONS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
September 30, 2003, 2004, and 2005
(In Thousands Except for Share and Per Share Data)

NOTE 7—PROPERTY AND EQUIPMENT

	September 30,
	2004	2005
Computer equipment and software	$1,194	$2,368
Furniture and fixtures	15	15
Total property and equipment	1,209	2,383
Less accumulated depreciation	(231)	(606)
Property and equipment, net	$ 978	$1,777

The Company has certain equipment under capital lease arrangements totaling $163 with corresponding accumulated depreciation of $124 and $163 as of September 30, 2004 and 2005, respectively.

Depreciation expense was $46, $111 and $375 during the years ended September 30, 2003, 2004 and 2005, respectively.

NOTE 8—INCOME TAXES

The Company has a history of continuing operating losses; accordingly, no federal income taxes have been incurred. The Company has established a valuation allowance against its net deferred tax asset due to the uncertainty surrounding the realization of such asset. Management periodically evaluates the recoverability of the deferred tax assets. At such time as it is determined that it is more likely than not that deferred tax assets are realizable, the valuation allowance will be reduced.

A reconciliation of the expected income tax benefit computed using the federal statutory income tax rate to the Company’s effective income tax rate is as follows for the years ended September 30, 2003, 2004 and 2005:

	2003	2004	2005
Income tax computed at federal statutory tax rate	(34)%	(34)%	(34)%
Stock options	—	—	5.97%
Non-deductible interest deduction	—	—	11.28%
Other	—	—	0.23%
State taxes, net of federal benefit	—	—	(3.41)%
Valuation allowance	34%	34%	19.93%
	0%	0%	0%

GENUTEC BUSINESS SOLUTIONS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
September 30, 2003, 2004, and 2005
(In Thousands Except for Share and Per Share Data)

NOTE 8—INCOME TAXES (Continued)

Significant components of the Company’s deferred tax assets (liabilities) at September 30, 2004 and 2005 consists of the following:

	2004	2005
NOL carryforwards	$916	$1,047
Accounts receivable allowance	24	272
Accrued vacation	34	25
State taxes	(81)	(67)
Depreciation	(31)	(162)
Capitalized intangible assets	—	(856)
less: valuation allowance	(862)	(259)
Net deferred tax asset (liability)	$—	$—

As of September 30, 2005, the Company had net operating loss carryforwards for federal and state income tax purposes of $2,663 and $1,601, respectively, which begin to expire in 2019 and 2011, respectively. The utilization of net operating loss carryforwards may be limited due to the ownership change under the provisions of Internal Revenue Code Section 382 and similar state provisions.

In connection with the Smart acquisition, the Company recorded a deferred tax liability related to the acquired amortizable intangible assets in the amount of $856. In accordance with SFAS No. 109, “Accounting for Income Taxes”, the Company considered the timing of the reversals of the acquired deferred tax liability in assessing the realizability of the deferred tax assets. As a result of this assessment, the Company released $856 of the valuation allowance recorded as of the date of the acquisition. This $856 release of the valuation allowance reduced goodwill by the same amount.

NOTE 9—TRANSACTIONS WITH RELATED PARTIES

On September 30, 2005, the Company converted $166 of notes payable to Roberts Family Trust (Shareholder) and the related interest of $16 into common stock.

On June 30, 2004, the Company issued a $393 subordinated promissory note to Lee J. Danna, (President/CEO, Director and Shareholder) for deferred salary, accruing interest at 10% per annum. Principal and interest was due at the earlier of 30 months from the date of the note or after payment of the Company’s Senior Secured Note as further discussed in Note 9. As of September, 30, 2005 the entire outstanding principal and interest has been paid in full.

On June 30, 2004, the Company issued a $113 subordinated promissory note to Patricia S. Danna, (Administrative Manager and Shareholder) for deferred salary, accruing interest at 10% per annum. Principal and interest was due at the earlier of 30 months from the date of the note or after payment of the Company’s Senior Secured Note as further discussed in Note 9. As of September, 30, 2005 the entire outstanding principal and interest has been paid in full.

On June 30, 2004, the Company issued a $23 subordinated promissory note to Mike Fannin, (Chief Technology Officer, Former Director and Shareholder) for deferred consulting fees, accruing interest at

GENUTEC BUSINESS SOLUTIONS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
September 30, 2003, 2004, and 2005
(In Thousands Except for Share and Per Share Data)

NOTE 9—TRANSACTIONS WITH RELATED PARTIES (Continued)

10% per annum. Principal and interest was due at the earlier of 30 months from the date of the note or after payment of the Company’s Senior Secured Note as further discussed in Note 9. As of September, 30, 2005 the entire outstanding principal and interest has been paid in full.

On June 30, 2004, the Company issued a $274 subordinated promissory note to Stephen Gomes, (Executive VP- Technology, Former Director and Shareholder) for deferred salary and loans, accruing interest at 10% per annum. Principal and interest was due at the earlier of 30 months from the date of the note or after payment of the Company’s Senior Secured Note as further discussed in Note 9. As of September, 30, 2005 the entire outstanding principal and interest has been paid in full.

On June 30, 2004, the Company issued an $81 subordinated promissory note to Thomas Mitchell, (Consultant and Shareholder) for deferred consulting fees, accruing interest at 10% per annum. Principal and interest was due at the earlier of 30 months from the date of the note or after payment of the Company’s Senior Secured Note as further discussed in Note 9. As of September, 30, 2005 the entire outstanding principal and interest has been paid in full.

On June 30, 2004, the Company issued a $34 subordinated promissory note to Stephen Murnin, (Former Officer and Director and Shareholder) for deferred salary, accruing interest at 10% per annum. Principal and interest was due at the earlier of 30 months from the date of the note or after payment of the Company’s Senior Secured Note as further discussed in Note 9. As of September, 30, 2005 the entire outstanding principal and interest has been paid in full.

On June 30, 2004, the Company issued a $134 subordinated promissory note to Network Real Estate, Inc. (A corporation owned by GenuTec shareholders, Danna, Murnin and Gundel) for monies loaned to GenuTec, accruing interest at 10% per annum.  Principal and interest was due at the earlier of 30 months from the date of the note or after payment of the Company’s Senior Secured Note as further discussed in Note 9. As of September, 30, 2005 the entire outstanding principal and interest has been paid in full.

On June 30, 2004, the Company issued a $165 subordinated promissory note to Doreen and Thelbert Roberts (Shareholders) for monies loaned to GenuTec, interest accruing at 10% per annum.  Principal and interest was due at the earlier of 30 months from the date of the note or after payment of the Company’s Senior Secured Note as further discussed in Note 9. As of September, 30, 2005 the entire outstanding principal and interest has been paid in full.

In July 2004, Mr. Sisson, one of the Company’s shareholders, guaranteed a $150 loan from Heritage Pacific Leasing in consideration for 33,333 warrants at $3 valued at $100, which was expensed as incurred.

In connection with the acquisition of SMG, the Company assumed reseller agreements with certain third party vendors of SMG to provide services to previous clients of SMG. The Company agreed to pay a commission to two resellers, who, in turn, have agreed to furnish between 5% and 10% of the gross revenue generated by SMG’s former clients directly to Matt Pekarek, the Company’s executive vice president and chief operating officer. During the fiscal year ended September 30, 2005, Mr. Pekarek was paid approximately $22 per these agreements.

GENUTEC BUSINESS SOLUTIONS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
September 30, 2003, 2004, and 2005
(In Thousands Except for Share and Per Share Data)

NOTE 9—TRANSACTIONS WITH RELATED PARTIES (Continued)

On October 1, 2004, the Company entered into an agreement with Davis Marketing Corp. NV (“Davis”) for a period of one year, whereby Davis agreed to provide us with certain marketing services in exchange for warrants and a percentage of the profit derived from certain new business activities. Pursuant to this agreement, the Company issued five-year warrants to purchase an aggregate of 50,000 shares of the Company’s common stock, each at an exercise price of $6.00 per share, between October 2004 and September 2005 to Davis. Roy M. Cox, Jr., the Company’s executive vice president, marketing, owns 100% of the outstanding capital stock of Davis Marketing Corp. NV and serves as its president and chief executive officer. As of September 30, 2005, the Company was not obligated to pay a percentage of profits to Davis under this agreement.

During the fiscal year ended September 30, 2005, the Company sold services to a customer that is also a shareholder. Sales to this customer during the year were $1,593. As of September 30, 2005 the Company had an outstanding accounts receivable balance with this customer of $256, and a notes receivable balance of $145. There were no sales with this related party during the years ended September 30, 2004 or 2003.

Related party interest expense totaled $13, $83 and $189 during 2003, 2004 and 2005, respectively. All accrued interest on the related party notes was paid in full as of September 30, 2005.

In July 2004, the Company issued 8,333 shares for $25 in cash to a member of its board of directors.

NOTE 10—DEBT

Preferred Stock and Note Agreements

On September 16, 2005, the Company entered into a Preferred Stock Agreement (“Series A Preferred Stock”), Common Stock Purchase Warrant Agreement (“Warrants”), a Note Purchase Agreement (“Senior Secured Notes”) and Registration Rights Agreement with Technology Investment Capital Corp. (“TICC”) and Seaview Mezzanine Fund LP (“Seaview”). Pursuant to the agreements, the Company authorized the issuance of up to 25,000 shares and issued 20,000 shares of Series A Preferred Stock exchangeable at a rate of $1 per share into Senior Secured Notes, which are due and payable in full in September 2010, and warrants (“TICC Initial Warrants”), initially exercisable to purchase an aggregate of 389,000 shares of common stock (subject to adjustment as provided in the Warrants), at an initial exercise price of $6.00 per share (subject to adjustment as provided in the Warrants). The Warrants are exercisable in whole or in part at any time and from time to time during the period commencing on the date of issuance thereof and ending on September 16, 2010. The Company also granted Seaview the right to purchase Series A Preferred Shares at the same price per share of Series A Preferred Stock issued to TICC. In November 2005, the Company issued and sold to Seaview, 5,000 shares of Series A Preferred Stock and Warrants (the “Seaview Initial Warrants”) initially exercisable to purchase an aggregate number of shares of the Company’s common stock equal to 25% of the aggregate number of such shares for which the TICC Initial Warrants were then exercisable (97,250), at the same exercise price per share as the TICC Initial Warrants ($6.00) for an aggregate purchase price of $5 million.

GENUTEC BUSINESS SOLUTIONS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
September 30, 2003, 2004, and 2005
(In Thousands Except for Share and Per Share Data)

NOTE 10—DEBT (Continued)

Preferences of Series A Preferred Stock

The Preferred Stock holders are entitled to receive, when and as declared by the Board of Directors, cumulative dividends payable in cash, which shall accrue, whether or not declared, from the date of issuance. Dividends are payable in the same manner and at the same applicable interest rate as the Senior Secured Notes (see below).

Applicable Interest and Dividend Rate

The applicable interest rate and dividend rate is defined as (a) with respect to the initial interest rate period, a rate per annum equal to 9.0%; provided that (i) if a qualified equity financing, as defined, does not occur on or prior to March 16, 2006, then effective as of that day the applicable interest rate shall increase to 10.0% per annum and shall remain at such rate for the remainder of the initial interest rate period, and (ii) if a qualified equity financing does not occur on or prior to June 16, 2006, then effective as of that day the applicable interest rate shall increase to 10.5% per annum and shall remain at such rate for the remainder of the initial interest rate period; and (b) with respect to any interest rate period thereafter, a rate per annum equal to the sum of (i) LIBOR for such interest rate period plus (ii) 5.25% plus (iii) the applicable additional rate; provided that in no event shall the applicable interest rate for any interest rate period subsequent to the initial interest rate period be less than the sum of 8.0% per annum plus the applicable additional rate or greater than the sum of 11.0% per annum plus the applicable additional rate. Additional rate is defined as a rate per annum equal to: (i) 0.0%, if a qualified equity financing shall occur on or prior to March 16, 2006, (ii) 1.0%, if a qualified equity financing shall not occur on or prior to March 16, 2006 but shall occur on or prior to June 16, 2006, or (iii) 1.5%, if a qualified equity financing shall not occur on or prior to June 16, 2006.

As of March 16, 2006, and June 16, 2006, the applicable interest rate increased to 10% and 10.5% per annum, respectively, as the Company had not completed a qualified equity financing by these respective dates.

Purchase Option

Pursuant to the terms of the Preferred Stock Agreement, TICC and the Company agreed that immediately following the purchase of the Preferred Shares and Warrants by Seaview in November 2005, the Company would repurchase from TICC 5,000 shares of Preferred Stock, together with TICC Initial Warrants exercisable to purchase an aggregate number of shares of the Company’s common stock equal to the aggregate number for which the Seaview Initial Warrants are initially exercisable, for a purchase price equal to the sum of $5 million plus the aggregate amount of all unpaid dividends accrued in respect of such repurchased shares from the initial closing date to the second closing date, payable in cash on the second closing date. Immediately after the purchase of Preferred Stock and Warrants by Seaview, as described above, the Company repurchased shares of Preferred Stock and Warrants in the same amount and cost as the Preferred Stock and Warrant issued to Seaview. The TICC Preferred Shares and TICC Initial Warrants so repurchased were cancelled and are not allowed to be reissued.

GENUTEC BUSINESS SOLUTIONS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
September 30, 2003, 2004, and 2005
(In Thousands Except for Share and Per Share Data)

NOTE 10—DEBT (Continued)

Exchange Option

TICC and Seaview (“Purchasers”) have the option to exchange any or all of the outstanding Preferred Shares owned for Notes, at the rate of $1 principal amount of Senior Secured Notes for each Preferred Share. On December 14, 2005, the holders of the Company’s Series A Preferred Stock converted their shares to Senior Secured Notes at the rate of $1 per share.

Liquidation and Redemption Rights of the Notes

The Senior Secured Notes are due in full on September 16, 2010 together with all unpaid and accrued dividends or interest. The Senior Secured Notes are also mandatorily redeemable in full and in the same manner upon receipt by the Company or its subsidiaries of any net cash proceeds resulting from:

a)               any initial public offering or other public or private offering, issuance and sale of equity interests of the Company, other than net cash proceeds received in connection with (A) a qualified equity financing completed on or prior to June 16, 2006, (B) issuances of equity interests of the Company as full or partial consideration for or to finance a permitted acquisition, (C) any issuance relating solely to employee benefit plans or solely to a transaction described in Rule 145(a) of the SEC, and (D) the sale of the Seaview Preferred Shares to Seaview,

b)              the issuance and sale of debt securities of the Company or any of its subsidiaries or of any other incurrence of indebtedness by the Company and its subsidiaries (other than the issuance and sale of the Senior Secured Notes and the incurrence of indebtedness pursuant to the Note Purchase Agreement),

c)               a sale of the Company, or any other sale or other disposition of assets or property of the Company or its subsidiaries, other than in the ordinary course of business, or

d)              the receipt of payment due from any policy of property or casualty insurance in respect of any loss or damage to collateral or other assets or property of the Company or its subsidiaries covered by such policy.

The Company, at its option, may prepay at any time all or from time to time any part of the principal amount of the Senior Secured Notes, together with accrued but unpaid interest on the principal amount being prepaid to the date of such prepayment and, with respect to any prepayment made on or prior to the first anniversary of the initial closing date, a prepayment charge equal to 5.0% of the principal amount being prepaid. No such prepayment charge shall be payable in the event that such prepayment is made out of the net cash proceeds of a substantially concurrent sale of the Company or qualified equity financing.

Additional Warrants

Pursuant to the Preferred Stock Agreement, if, on or prior to the first anniversary of the initial closing date, the Company has not completed a qualified IPO, as defined, then on such date the Company is required to issue to each of the Purchasers, pro rata in accordance with the respective amounts of the aggregate liquidation price of preferred shares held by them and/or the aggregate principal amount of

GENUTEC BUSINESS SOLUTIONS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
September 30, 2003, 2004, and 2005
(In Thousands Except for Share and Per Share Data)

NOTE 10—DEBT (Continued)

Senior Secured Notes held by them, without the payment of any additional consideration by the Purchasers, additional warrants (the “Additional Warrants”) initially exercisable to purchase an aggregate of 83,333 shares of the Company’s common stock (subject to adjustment) at an initial exercise price of $6.00 per share.

Company’s Option to Repurchase the Warrants

Pursuant to the Preferred Stock Agreement, if, at any time while any warrants are outstanding and unexercised, the Company shall complete a qualified IPO, as defined, and the initial offering price to the public per share of the Company’s common stock issued and sold in such Qualified IPO is equal to or greater than $15.00 (subject to adjustment), the Company shall have the right to repurchase from each such holder, all unexercised warrants then held by such holders at a purchase price equal to the product of $.03 multiplied by the number of shares of Company common stock for which such warrants can then be exercised.

Adjustments to Warrants

The number of TICC and Seaview Warrants (“Warrants”) and the related exercise prices shall be subject to adjustment. If and whenever on or after the date of issuance of the Preferred Stock the Company issues or sells, or in accordance with the agreements is deemed to have issued or sold any shares of common stock for a consideration per share of less than the greater of (a) the market price per share of common stock as of the date of such issuance or sale or (b) $6.00 per share, then the number of Warrants shall be increased, as per a formula stated in the respective warrant agreements. In addition, upon each adjustment in the number of Warrants, the exercise price shall also be adjusted based on a formula defined in the respective warrant agreements.

Redemption of Warrants

If, on or before the expiration date of the Warrants, (i) the holder has not exercised the Warrants in whole and (ii) the Company has not completed a qualified IPO, as defined, then the holder, upon the written consent of the majority holders, may elect to require the Company to redeem the Warrants for an amount in cash (“Warrant Redemption Price”). The Warrant Redemption Price is equal to the product of (i) the market price per share of common stock as of the expiration date, less the exercise price per share, multiplied by (ii) the number of warrants at the time in effect.

Guaranteed Rate of Return

The Note Purchase Agreement includes a provision that guarantees the lender a total rate of return equal to the internal rate of return per annum realized or deemed realized by the note holders on their combined investment. The total return will be calculated by including all payments and distributions received and the gain on the Warrants issued to the lenders. If this total rate of return (calculated on or after the first anniversary of the effective date of the Company’s initial public offering, the arithmetic mean of the Company’s stock price in such a period is $18.00 or more as adjusted for dividends, stock splits or similar events and the Company common stock shall be listed on a United States national securities

GENUTEC BUSINESS SOLUTIONS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
September 30, 2003, 2004, and 2005
(In Thousands Except for Share and Per Share Data)

NOTE 10—DEBT (Continued)

exchange or on the Nasdaq National Market) is less than 15% per annum, the Company is to pay a makeup payment payable in shares of the Company’s common stock. Pursuant to the Note Purchase Agreement, the makeup payment in common stock is not to exceed 389,000 shares, with the remaining difference payable in cash.

Covenants

The Preferred Stock and Note Agreements contain the following financial covenants that require the Company to:

•       not incur any capital expenditures or any contractual commitment if the aggregate consolidated amount in any fiscal year exceeds $400;

•       maintain certain minimum interest coverage ratios;

•       maintain certain maximum leverage ratios;

•       maintain certain minimum EBITDA amounts;

•       maintain certain minimum consolidated revenues; and

•       maintain consolidated quarterly cash balances greater than $500.

The Notes and the Preferred Stock Agreements include restrictive loan covenants, two of which requires the maintenance of a minimum EBITDA, as defined by the note documents, and revenue levels on a twelve calendar month period for the period December 31, 2005 through June 30, 2010 ranging from $5,187 to $10,155 for minimum EBITDA and $16,493 to $29,497 for revenue. In addition to the above financial covenants, the Preferred Stock Agreement, as amended on October 16, 2005, required that the Company file with the SEC either (i) a registration statement on Form 10 under the Exchange Act with respect to the Company’s common stock or (ii) a registration statement on Form S-1 under the Securities Act. As of September 30, 2005, the Company was in compliance with these covenants.

Events of Default

Upon the occurrence of any such event of default, the purchasers shall have the right, upon written notice to the Company from the majority purchasers, immediately to sell to the Company, and the Company shall have the obligation immediately to redeem and repurchase from each purchaser all of the outstanding Series A Preferred Stock held by such purchaser for a purchase price in cash equal to $1 per Series A Preferred Stock plus all unpaid dividends accrued thereon to the date of such repurchase, and the amount (if any) of the repurchase premium that would have been payable if the Series A Preferred Stock had then been voluntarily repurchased, and the Company shall further immediately pay to the purchasers all expenses, costs, indemnification amounts and other amounts owed to the purchasers under the agreements. Events of default, as defined in the Preferred Stock and Note Agreements, are as follows:

•       failure to comply with requirements contained in the Series A Preferred Stock and Note Purchase Agreements;

GENUTEC BUSINESS SOLUTIONS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
September 30, 2003, 2004, and 2005
(In Thousands Except for Share and Per Share Data)

NOTE 10—DEBT (Continued)

•       failure to redeem or repurchase any Series A Preferred Stock;

•       failure to pay any dividends or interest;

•       failure to comply with the covenants unless cured within 30 days;

•       any default by the Company or its subsidiaries under any instrument in the aggregate principal amount of at least $500 that results in such obligation becoming due and payable prior to maturity;

•       a liquidity event occurs;

•       as of the first anniversary of the initial closing date, neither an initial public offering, as defined, shall have occurred nor the registration statement have been declared effective by the SEC;

•       any material adverse effect shall occur;

•       certain events of bankruptcy or insolvency of the Company or any of its subsidiaries; and

•       any representation or warranty under the arrangement that is untrue or incorrect in any material respect.

Accounting Treatment

The proceeds to the Company for the Series A Preferred Stock and Warrants issued to TICC and Seaview were $20.0 million. Transaction fees related to the Series A Preferred Stock and Warrant agreements totaled $1.2 million, which was capitalized as debt issuance costs and is being amortized over the life of the debt through interest expense.

In accordance with SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of Liabilities and Equity”, the Series A Preferred Stock has been classified as a liability, as the redemption date of the Series A Preferred Stock occurs upon a certain date and the Series A Preferred Stock is more akin to debt. In accordance with SFAS No. 150, the Series A Preferred Stock has been valued at its fair value of $20.0 million without taking into consideration the other features of the arrangement.

As of September 30, 2005, the Company has ascribed a value at the initial closing date of $972 related to the issuance of the TICC and Seaview Initial Warrants to purchase 472,333 shares of the Company’s common stock at an exercise price of $6.00 per share. The fair value ascribed to the TICC and Seaview Initial Warrants was estimated on the commitment date using the Black-Scholes pricing model with the following assumptions:

Stock price of $6.00;
Exercise price of $6.00;
Contractual term of 5 years;
Volatility of 40.47%;
Expected yield of 0%; and
Risk-free interest rate of 4.11%

GENUTEC BUSINESS SOLUTIONS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
September 30, 2003, 2004, and 2005
(In Thousands Except for Share and Per Share Data)

NOTE 10—DEBT (Continued)

The TICC and Seaview Initial Warrants issued are considered free-standing derivatives accounted for under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”. In addition, as the warrants are redeemable for cash, the warrants have been classified as a liability pursuant to Emerging Issues Task Force (“EITF”) 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock”. The fair value of the warrants will be marked to market at each reporting date with changes recorded in the statement of operations until such warrants qualify as equity.

In accordance with SFAS No. 133, the Company determined that, the obligation to issue Additional Warrants, the Company’s Option to Repurchase the Warrants, the Redemption of Warrants, and the Guaranteed Rate of Return, meet the criteria of embedded derivatives, as defined per SFAS No. 133. Therefore, these provisions have been bifurcated and accounted for as derivatives. As stated in FASB Derivatives Implementation Group (“DIG”) Statement 133 Implementation Issue No B15, “Embedded Derivatives: Separate Accounting for Multiple Derivative Features Embedded in a Single Hybrid Instrument”, the above derivatives have been combined and valued as one derivative.

The Company obtained a valuation from a third party in identifying and valuing the embedded derivatives. As of September 30, 2005, the obligation to issue Additional Warrants is immaterial as the Company believed it had adequate time to complete a Qualified IPO, as defined, prior to September 16, 2006. Refer to Note 16 for further discussion regarding this matter. The Company’s Option to Repurchase the Warrants is an asset to the Company however there is little likelihood of the warrant holders not exercising their in-the-money warrants during the 30 day window and therefore no value is assigned to this option. The value of Redemption of Warrants is already accounted for in the Black-Scholes valuation of the TICC and Seaview Initial Warrants of and as such is part of the $972 booked as warrant liability at September 30, 2005. As for the Guaranteed Rate of Return no value is assigned to this guarantee as the Company was paying 9% (as of September 30, 2005) on the dividends and has assigned $972 of value to the warrants issued in conjunction with the preferred stock which combined yields in excess of the 15% return. The value of such derivatives will be re-assessed at each reporting period with changes in value, if any, recorded in the statement of operations.

Senior Secured Note

In July 2004, GenuTec entered into a financing agreement with a third party lender whereby it borrowed $7,300 related to the SMG acquisition. The note was secured by the underlying assets of the acquisition. Interest accrued at LIBOR plus 9% (16% at September 30, 2004) and was payable monthly beginning August 2004. The note would have matured in July 2006; upon maturity the principal amount and any outstanding interest would have been due. This note was subject to a monthly cash payment calculated as follows: Consolidated net income adding back depreciation, amortization and interest expense less interest on the note. This amount was further adjusted if the average daily cash balance of the Company for the month was less than $250 then the amount due would be reduced by the difference of $250 less the average daily cash balance for that month. As of September 30, 2005, the entire note has been paid in full.

GENUTEC BUSINESS SOLUTIONS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
September 30, 2003, 2004, and 2005
(In Thousands Except for Share and Per Share Data)

NOTE 10—DEBT (Continued)

The note accrued additional interest at a rate of 5% which was due and payable at the earlier of the maturity or default of the debt. The lender exercised its option to elect payment of this interest in the Company’s common stock at a conversion price of $1.69218 per share. The benefit of the discounted conversion price was booked as note discount of $579. The deferred interest rate increased in January 1, 2005 to 8% in consideration for relieving the Company of its obligations under certain covenants of the loan. As of September 20, 2005, (the date the note was paid off) the Company had accrued $512 for the additional deferred interest, which at the request of the lender was converted into 302,434 shares of common stock.

Loan fees of $801 and discount of $831 for a total cost of $1,640 related to this loan were recorded and were being amortized to interest expense using the effective interest method over the term of the loan from July 2004 to July 2006. The effective interest rate on the loan was approximately 21%. As of September 30, 2005, the remaining unamortized balance of loan costs of $478 and discount of $221 had been charged to interest expense.

The debt agreement also required loan servicing fees in the amount of $20 semiannually on December 30, 2004, June 30, 2005 and December 30, 2005. Any prepayment prior to September 30, 2005 required a 1% of outstanding principal early termination fee of the principal amount. The financing agreement included restrictive loan covenants requiring the maintenance of a minimum EBITDA on a twelve calendar month period for the period July 31, 2004 through August 30, 2005 ranging from $4,500 to $6,500. As of September 30, 2005 this loan was paid back in full and the Company paid the 1% early termination fee of $50.

Interest expense related to this senior secured note for the years ended September 30, 2003, 2004 and 2005 was $56, $669 and $3,150, respectively.

Promissory Note Payable

In connection with the acquisition of SMG, the Company executed a promissory note payable to the former owners of SMG for $3,000. This note accrued interest at prime rate reported by Bank of America, plus 6% per annum, compounded monthly, up to a maximum interest rate of 11% per annum. The note was to mature on July 1, 2006; on that date, the entire principal amount was to become due. In the event that the Company raised capital, any proceeds to the Company in excess of the amounts owed to senior debt holders was to be used to pay down the promissory note.  Failure to pay the note when due, or upon failure to comply with covenants would result in the entire amount of principal and interest to become due. In the event of a default, interest would accrue at 10% per annum. A penalty of 5% per month would have also been assessed during the default period. The Company was in compliance with the covenants as of September 30, 2004. As of September 30, 2005, the entire principal and all interest on this note had been paid off.

Promissory Note Payable

The Company obtained an advance of $150 from an equipment leasing company during 2003 to fund the purchase of certain equipment.  In connection with the SMG acquisition and as part of the

GENUTEC BUSINESS SOLUTIONS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
September 30, 2003, 2004, and 2005
(In Thousands Except for Share and Per Share Data)

NOTE 10—DEBT (Continued)

subordinated debt agreement with certain lenders, the principal and interest amounts due under the advance were converted into a promissory note to the equipment leasing company. The note accrued interest at a rate of 34%. As of September 30, 2005, all outstanding amounts on this promissory note have been paid

NOTE 11—EQUITY

Preferred Stock

The Company has authorized 25,000 shares of non-voting Series A Exchangeable Preferred Stock of which 20,000 shares were issued accruing dividends at 9% per annum as of September 30, 2005. Refer to Note 10 for further discussion regarding the Series A Preferred Stock. Holders of the Series A Preferred Stock had the right to convert each Series A Preferred Stock into $1 senior notes. The 20,000 shares of Series A Preferred Stock were converted into Senior Secured Notes on December 14, 2005.

Common Stock

Holders of the Company’s Class A common stock, the Company’s only class of common stock, are entitled to one vote for each share held of record on each matter submitted to a vote of stockholders. Holders of common stock have no preemptive rights and have no rights to convert their common stock into any other securities. The outstanding common stock is duly authorized and validly issued, fully-paid, and non-assessable. The Company is restricted from paying any dividends under its long-term financing agreement.

NOTE 12—STOCK OPTIONS

Effective September 20, 1996, GenuTec adopted the 1996 stock option plan making available for grant to employees of GenuTec options to purchase up to 1,000,000 shares of GenuTec’s common stock. On August 10, 2004, the Board of Directors of the Company increased the available option grants to 2,333,333. The stock option committee of the Board of Directors has the authority to determine to whom options will be granted, the number of options, the related term, and exercise price. The option exercise price shall be equal to or in excess of the fair market value per share of GenuTec’s common stock on the date of the grant. These options granted expire 10 years from the date of the grant.

GENUTEC BUSINESS SOLUTIONS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
September 30, 2003, 2004, and 2005
(In Thousands Except for Share and Per Share Data)

NOTE 12—STOCK OPTIONS (Continued)

A summary of the Company’s stock option activity and weighted average exercise prices is as follows:

	2003		2004		2005
		Weighted		Weighted		Weighted
	Number of	Average	Number of	Average	Number of	Average
	Options	Exercise Price	Options	Exercise Price	Options	Exercise Price
Outstanding at beginning of year	879,179	$1.65	1,371,492	$2.07	1,729,307	$2.58
Granted	492,313	$2.79	657,482	$2.91	333,667	$6.00
Exercised	—	$—	(170,000)	$0.60	(70,067)	$0.87
Forfeited	—	$—	(129,667)	$2.31	(178,667)	$3.21
Outstanding at the end of year	1,371,492	$2.07	1,729,307	$2.52	1,814,240	$3.21
Exercisable, end of year	451,693	$1.74	592,845	$2.04	522,778	$2.19

The weighted-average fair value of options granted during 2003, 2004 and 2005 approximated $1.29, $1.44 and $3.18, respectively.

The following table summarizes information about stock options outstanding and exercisable at September 30, 2005:

Options Outstanding				Options Exercisable
		Weighted
		Average	Weighted		Weighted
Range of		Remaining	Average		Average
Exercise Prices	Number of Options	Contractual Life	Exercise Price	Number of Options	Exercise Price
$— to $2.01	381,626	1.9 Years	$1.89	381,626	$1.89
$2.04 to $3.00	1,110,947	5.7 Years	$2.88	141,152	$3.00
$3.03 to $6.00	321,667	7.7 Years	$6.00	—	$—

The following table summarizes information about stock options granted by type of recipient at September 30, 2004 and 2005:

	2003		2004		2005
	Range of		Range of		Range of
	Exercise	Options	Exercise	Options	Exercise	Options
Recipients	Price	Granted	Price	Granted	Price	Granted
Employees	$.90 to $3.00	25,000	$.90 to $3.00	576,133	$6.00 to $6.00	236,667
Non-employee directors	n/a	—	$3.00	8,333	$6.00 to $6.00	56,667
Non-employees	$3.00	467,313	$.90 to $3.00	73,015	$6.00 to $6.00	40,333
Totals	$.90 to $3.00	492,313	$.90 to $3.00	657,482	$6.00 to $6.00	333,667

GENUTEC BUSINESS SOLUTIONS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
September 30, 2003, 2004, and 2005
(In Thousands Except for Share and Per Share Data)

NOTE 12—STOCK OPTIONS (Continued)

The Company recognized expense of $75, $219 and $166 during 2003, 2004 and 2005, respectively, for options granted to third parties for payment of various services. The Company valued these options based upon the fair value of the services received.

NOTE 13—WARRANTS

Warrants valued using the Black-Scholes valuation model were all valued using the following assumptions:  (i) no expected dividends; (ii) a risk-free interest rate ranging from 2.8% to 4.2%; (iii) expected volatility ranging from 40% to 43% and (iv) an expected life of 5 years.

The Company issued 300,833 warrants at an exercise price of $6.00 as payment for acquisition work related to the purchase of Smart in 2005 valued at $754 using the Black-Scholes valuation model.

The Company issued an additional 53,921 warrants at an exercise price of $6.00 as payment for consulting services received in 2005. These warrants were valued at $135 using the Black-Scholes valuation model.

Additionally, the Company issued 389,000 warrants to TICC as part of the sale of 20,000 shares of Series A Preferred Stock valued at $972 using the Black-Scholes valuation model.

The Company issued 140,000 warrants at an exercise price of $3.00 as payment for acquisition costs related to SMG in 2004. The related warrants were valued based upon the fair market value of the services received of $320.

The Company also issued 89,692 warrants to purchase its common shares as payment for consulting services received in 2004. The warrants were valued at the fair market value of the services received of $192 and were charged to expense during 2004, which was the period the services were received.

The Company issued 155,000 warrants to purchase its common stock as consideration for services received in connection with its capital raising activities in fiscal 2003. These warrants were valued at $230 using the Black-Scholes valuation model. Of the warrants issued as payment for capital raising services, 133,333 warrants valued at $165 related to unsuccessful financing activities and the related cost was charged to expense during 2003; the remaining amounts were properly charged against the proceeds from the related issuance of common stock.

The Company issued 7,833 warrants to purchase its common stock during 2003 for software development services and the related costs which were valued at the fair market value of $23 for the services received were included in capitalized software development costs.

GENUTEC BUSINESS SOLUTIONS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
September 30, 2003, 2004, and 2005
(In Thousands Except for Share and Per Share Data)

NOTE 13—WARRANTS (Continued)

Warrant activity during the years ended September, 30, 2003, 2004 and 2005 was as follows:

	2003		2004		2005
		Weighted		Weighted		Weighted
		Average		Average		Average
	Number of	Exercise	Number of	Exercise	Number of	Exercise
	Warrants	Price	Warrants	Price	Warrants	Price
Outstanding at beginning of year	33,667	$0.03	196,500	$2.04	371,192	$2.25
Granted	162,833	$2.46	229,692	$1.92	743,755	$6.00
Exercised	—	$—	(55,000)	$0.03	—	$—
Expired	—	$—	—	$—	—	$—
Outstanding at the end of year	196,500	$2.04	371,192	$2.25	1,114,947	$4.74

The weighted-average fair value of warrants granted during the 2003, 2004 and 2005 approximated $2.22, $1.56 and $6.00 per warrant, respectively.

The following table summarizes information about warrants outstanding at September 30, 2005, all of which are exercisable:

Warrants Outstanding
		Weighted
		Average	Weighted
	Number of	Remaining	Average
Exercise Prices	Warrants	Contractual Life	Exercise Price
$0.03	91,978	3.2 Years	$0.03
$3.00	279,214	3.1 Years	$3.00
$6.00	743,755	4.9 Years	$6.00

NOTE 14—COMMITMENTS AND CONTINGENCIES

In September 2005, the Company signed a new lease for a 10,693-square-foot office facility in Laguna Niguel, California. The office lease expires in December 2009. The following is a schedule of the future minimum payments under non-cancelable operating leases for the Company’s office lease in effect as of September 30, 2005:

Operating
Year Ending September 30,	Leases
2006	$190
2007	199
2008	199
2009	199
2010	50
Total minimum payments	$837

GENUTEC BUSINESS SOLUTIONS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
September 30, 2003, 2004, and 2005
(In Thousands Except for Share and Per Share Data)

NOTE 14—COMMITMENTS AND CONTINGENCIES (Continued)

In the normal course of business the Company is subject to various claims and litigation. Management of the Company believes that such matters will not have a material adverse effect on the Company’s results of operations, liquidity or financial condition.

NOTE 15—CONCENTRATIONS OF CREDIT RISK

Financial instruments that potentially subject GenuTec to concentrations of credit risk consist primarily of trade accounts receivable with customers. The Company extends credit to its customers as determined on an individual basis. Two customers accounted for 19% and 11% of net sales in 2005 and the Company had an accounts receivable balance with these customers of $56 and $256. During 2004, a single customer accounted for 11% of net sales, and the Company had an accounts receivable balance with this customer of $18. The Company had no material significant customers during 2003.

NOTE 16—SUBSEQUENT EVENTS

On January 26, 2006, the Company acquired certain assets of Community Alert Network, Inc. (“CAN”), a New York corporation, in the emergency notification business. The assets acquired consisted of 151 contracts for emergency notification services with corporations and municipalities. Direct costs associated with the acquisition of the assets were as follows:

Cash paid	$674
Assumed contractual obligations—unearned revenue	865
Direct costs of acquisition	192
Total purchase price	$1,731

The entire purchase price was allocated to customer lists which are being amortized over five years.

In addition, the Company may be obligated to pay a percentage of contract renewals, up to a maximum of $801, over the next five years from the acquisition date.

On July 5, 2006, the Board of Directors approved a proposed reincorporation merger whereby the Company will merge with and reincorporate into a newly-formed Delaware corporation as the surviving corporation. The reincorporation merger will take effect prior to the effectiveness of the Company’s Registration Statement on Form S-1 for the initial registration of its common stock. In connection with the reincorporation, the Company’s Board of Directors approved a 1-for-3 reverse stock split of common stock. All share and per share amounts relating to common stock, stock options and warrants included in the accompanying consolidated financial statements and footnotes have been restated to reflect the reverse stock split.

On July  21, 2006, the Company amended its Note Purchase Agreement with TICC and Seaview (the “Amendment”). As discussed in Note 10, the Note Purchase Agreement, as amended, included a covenant requirement that the Company file a Registration Statement, as defined, on or prior to December 15, 2005. The Company was not in compliance with this covenant as of March 31, 2006. The Amendment extends the date by which the Company is required to file a registration statement to August 15, 2006 and provides for a waiver covering all periods of non-compliance prior to the date of the Amendment. In addition, the Amendment modifies certain other financial covenants, which are further discussed in

GENUTEC BUSINESS SOLUTIONS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
September 30, 2003, 2004, and 2005
(In Thousands Except for Share and Per Share Data)

NOTE 16—SUBSEQUENT EVENTS (Continued)

Note 10, for the quarter ended June 30, 2006. In consideration for such Amendment, the Company paid $100 which will be amortized over the remaining life of Senior Secured Notes.

As further discussed in Note 10, the Company has an obligation to issue Additional Warrants to the Purchasers if it has not completed a qualified IPO, as defined, by September 16, 2006. Because the Company was not able to file a registration statement with the Securities and Exchange Commission in connection with a proposed initial public offering by June 30, 2006, the Company no longer believes that it can complete a qualified IPO, as defined, by September 16, 2006. As a result, the Company believes that it has an obligation to issue Additional Warrants as of June 30, 2006. The additional warrants will be issued on or subsequent to September 16, 2006. The fair value of these Additional Warrants was determined to be $194 as of June 30, 2006 and has been recorded as a warrant liability in the consolidated balance sheets as of that date. The Company estimated the fair value of these Additional Warrants using the Black-Scholes option pricing model with the following assumptions as June 30, 2006:  expected life of 4.25 years; risk free interest rate of 5.1%; volatility of 38.9% and no dividends. The fair value of this warrant liability will be reassessed each reporting period with the changes in value, if any, recorded in the consolidated income statements.

In August 2006, the Company determined that certain offers and sales of common stock, options and warrants may not have complied with the exemptions from registration available under the Securities Act and similar provisions of applicable state securities laws. In order to address the possible contingent liabilities, the Company plans to make a rescission offer soon after the effective date of the Company’s Registration Statement on Form S-1 to the participants in these offers and sales. The rescission offer will be kept open for at least 20 business days and will be registered under the Securities Act and qualified in each state where qualification is required under applicable state securities laws. If the rescission offer is accepted by all offerees, the Company could be required to make an aggregate payment to the holders of these shares of common stock, options and warrants of up to approximately $8.0 million, plus statutory interest. The Company will offer to rescind prior purchases of its common stock for an amount equal to the price paid for the shares plus interest, calculated from the date of purchase through the date on which the rescission offer expires, at the applicable statutory interest rate per year. With respect to outstanding options to purchase the Company’s common stock that are subject to the rescission offer, the Company will offer to rescind the entire option grant, regardless of whether the option is vested, in exchange for an amount equal to 20% of the aggregate exercise price for the entire option, plus interest, calculated from the date of grant of the option through the date on which the rescission offer expires, at the applicable statutory interest rate per year. With respect to outstanding warrants to purchase the Company’s common stock that are subject to the rescission offer, the Company will offer to rescind the entire warrant in exchange for an amount equal to 20% of the aggregate exercise price for the entire warrant, plus interest, calculated from the date of grant of the warrant through the date on which the rescission offer expires, at the applicable statutory interest rate per year.

The Company’s liability under this rescission offer is not currently reasonably estimable. Accordingly, the Company has not recorded a liability as of June 30, 2006.

On August 14, 2006, the Company’s Board of Directors authorized the filing of a Registration Statement on Form S-1 for the initial registration of the Company’s common stock.

GENUTEC BUSINESS SOLUTIONS, INC.
Schedule II—Valuation and Qualifying Accounts
For three Years Ended September 30, 2005
(In Thousands)

	Balance at	Charged to		Balance
	beginning	cost and		at end of
	of period	expenses	Deductions	period
Allowance for doubtful accounts:
Year ended September 30, 2003	$10	$—	$4	$6
Year ended September 30, 2004	6	136	—	142
Year ended September 30, 2005	142	594	—	736
Allowance for deferred tax assets:
Year ended September 30, 2003	—	777	—	777
Year ended September 30, 2004	777	85	—	862
Year ended September 30, 2005	862	—	603	259

Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the consolidated financial statements or notes thereto.

GENUTEC BUSINESS SOLUTIONS, INC.
CONSOLIDATED BALANCE SHEETS
SEPTEMBER 30, 2005 AND MARCH 31, 2006
In Thousands Except for Share and Per Share Data)

	September 30,	March 31,
	2005	2006
		(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	$3,636	$2,775
Accounts receivable, net of allowance of $736 and $968 as of September 30, 2005 and March 31, 2006, respectively	1,002	1,003
Capitalized loan fees—current	215	215
Notes receivables, net of allowance of $104 and $104 as of September 30, 2005 and March 31, 2006, respectively	282	210
Deposits—current	317	—
Prepaids and other current assets	69	281
Total current assets	5,521	4,484
Capitalized software development costs	1,100	1,435
Goodwill	24,542	24,542
Other intangibles, net	3,562	4,834
Deposits, net of current portion	278	278
Capitalized loan fees, net of current portion	858	761
Property and equipment, net	1,777	1,720
Total assets	$37,638	$38,054

GENUTEC BUSINESS SOLUTIONS, INC.
CONSOLIDATED BALANCE SHEETS (Continued)
SEPTEMBER 30, 2005 AND MARCH 31, 2006
In Thousands Except for Share and Per Share Data)

	September 30,	March 31,
	2005	2006
		(Unaudited)
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable	$2,442	$1,528
Accrued expenses	1,213	690
Accrued interest	50	164
Accrued payroll and related liabilities	60	60
Unearned revenue	104	806
Capital lease obligations, current	1	—
Total current liabilities	3,870	3,248
Senior secured notes, net of discount of $875	—	19,125
Series A exchangeable preferred stock; $0.001 par value, 25,000 authorized, 20,000 issued and outstanding at September 30, 2005, net of discount of $972, subject to mandatory redemption	19,028	—
Warrant liability	972	929
Deferred tax liability	—	112
Total non-current liabilities	20,000	20,166
Total liabilities	23,870	23,414
Commitments and contingencies
Stockholders’ equity
Preferred Stock, par value $0.0001, 10,000,000 shares authorized (25,000 of which are designated Series A Exchangeable Preferred Stock) no shares issued and outstanding	—	—
Common stock $0.01 par value, 33,333,333 shares authorized, 8,353,842 and 8,366,508 shares issued and outstanding at September 30, 2005 and March 31, 2006, respectively	251	251
Additional paid-in capital	20,001	20,026
Accumulated deficit	(6,484)	(5,637)
Total stockholders’ equity	13,768	14,640
Total liabilities and stockholders’ equity	$37,638	$38,054

The accompanying notes are an integral part of these financial statements.

GENUTEC BUSINESS SOLUTIONS, INC.
CONSOLIDATED STATEMENTS OF INCOME
For the Six Months Ended March 31,
(In Thousands Except for Share and Per Share Data)

	2005	2006
Net sales	$6,840	$9,667
Cost of sales	3,052	4,892
Gross profit	3,788	4,775
Selling and marketing expenses	811	739
General and administrative expenses	1,120	1,267
Depreciation and amortization	432	766
Total operating expenses	2,363	2,772
Operating income	1,425	2,003
Interest income	2	39
Interest expense to related party	(379)	—
Interest expense	(887)	(1,126)
Derivative valuation adjustment	—	43
Income before provision for income taxes	161	959
Provision for income taxes	—	112
Net income	$161	$847
Net Income per share
Basic	$0.03	$0.10
Diluted	$0.02	$0.08
Weighted average shares outstanding:
Basic	5,756,151	8,360,456
Diluted	6,891,294	10,155,937

The accompanying notes are an integral part of these financial statements.

GENUTEC BUSINESS SOLUTIONS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Six Months Ended March 31,
(In Thousands Except for Share and Per Share Data)

	2005	2006
Cash flows from operating activities
Net income	$161	$847
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation expense and amortization of other intangibles	432	767
Derivative valuation adjustment	—	(43)
Amortization of loan fees and discount	685	194
Provision for bad debt	342	240
Provision for notes receivables	—	73
Issuance of options for services	—	19
Changes in operating assets and liabilities, net of effect of acquisition:
Accounts receivable	(671)	(241)
Notes receivables	(130)	(1)
Prepaids and other current assets	(2)	(212)
Deposits—current	25	317
Acquisition related receivables from sellers	(91)	—
Accounts payable	(262)	(914)
Accrued expenses	286	(411)
Accrued interest	365	114
Deposits, net of current portion	(42)	—
Unearned revenue	—	(163)
Net cash flows provided by operating activities	1,098	586
Cash flows from investing activities:
Purchases of property and equipment	(16)	(251)
Increase in capitalized software	(867)	(335)
Acquisition of CAN	—	(866)
Net cash flows used in investing activities	(883)	(1,452)
Cash flows from financing activities
Payment on notes payable	(86)	—
Payments on long-term debt	(550)	—
Payments of capital lease obligations	(29)	(1)
Proceeds from issuance of common stock	443	6
Net cash flows (used in) provided by financing activities	(222)	5
Net decrease in cash and cash equivalents	(7)	(861)
Cash and cash equivalents, beginning of period	176	3,636
Cash and cash equivalents, end of period	$169	$2,775

The accompanying notes are an integral part of these financial statements.

GENUTEC BUSINESS SOLUTIONS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2005 and 2006
(In Thousands Except for Share and Per Share Data)

NOTE 1—BASIS OF PRESENTATION AND SUMMARY OF OPERATIONS

General

The consolidated financial statements include the financial statements of GenuTec Business Solutions, Inc., a Montana corporation, and its wholly-owned subsidiaries GenuTec Marketing, Inc., a California corporation, CAN Acquisition Corp., a Delaware corporation, and Smart Development LLC, a Nevada entity, and are collectively referred to as “GenuTec” or the “Company”.

The accompanying consolidated balance sheet as of September 30, 2005, which has been derived from audited consolidated financial statements, and the unaudited interim consolidated financial statements have been prepared pursuant to the rules and regulations of the United States Securities and Exchange Commission (“SEC”). Certain information and note disclosures normally included in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted pursuant to those rules and regulations, although the Company believes that the disclosures made are adequate to make the information not misleading. These consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended September 30, 2005 included elsewhere in this Prospectus.

In the opinion of management, the accompanying unaudited consolidated financial statements contain all adjustments necessary, consisting of normal recurring adjustments, to state fairly the consolidated financial position, the results of operations and cash flows for all periods presented, including the elimination of significant intercompany accounts in consolidation.

Use of Accounting Estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and judgments that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amount of revenues and expenses for each period. On an on-going basis, management evaluates its estimates and judgments. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Nature of Operations

GenuTec is in the business of providing “enhanced communications” services to companies that need marketplace solutions. The Company has developed the GenuTec Enhanced Media (GEM) platform, a state-of-the-art platform with 31 product features that allows the Company to provide services such as: Connect4Info (a website button that enables telephone calling between the merchant and the customer), international dialing from the United States, interactive voice response (IVR) systems, interactive voice messaging (IVM) systems, automated fax request, online voice portals, unified messaging and unified communications, and intelligent call routing.

GENUTEC BUSINESS SOLUTIONS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
March 31, 2005 and 2006
(In Thousands Except for Share and Per Share Data)

NOTE 1—BASIS OF PRESENTATION AND SUMMARY OF OPERATIONS (Continued)

Concentrations of Credit Risk

Financial instruments that potentially subject GenuTec to concentrations of credit risk consist primarily of trade accounts receivable with customers. The Company extends credit to its customers as determined on an individual basis. For the six months ended March 31, 2006, sales to no single customer accounted for more than 10% of our total net sales.

Stock Split

The accompanying consolidated financial statements include the effects of a 1-for-3 reverse stock split of common stock. See Note 10 for further discussion regarding this matter.

NOTE 2—RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In November 2004, the Financial Accounting Standard Board (“FASB”) issued Statement of Financial Accounting Standards, or SFAS, No. 151, “Inventory Costs,” an amendment of Accounting Research Bulletin, or ARB, No. 43, to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). SFAS No. 151 requires that those items be recognized as current-period charges regardless of whether they meet the criterion of “so abnormal.” In addition, SFAS No. 151 requires that an allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. Companies are required to adopt the provisions of SFAS No. 151 for fiscal years beginning after June 15, 2005. The adoption of SFAS No. 151 will not have an impact on the Company’s consolidated financial position, results of operations or cash flows.

In December 2004, the FASB issued two Staff Positions—FSP FAS 109-1, “Application of FASB Statement 109, ‘Accounting for Income Taxes,’ to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004,” and FSP FAS 109-2, “Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004.” Neither of these Staff Positions affected the Company as it does not participate in the related activities.

In December 2004, the FASB issued SFAS No. 123 (revised 2004), “Share-Based Payment” (“SFAS 123R”), which replaces SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”), supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”) and amends SFAS No. 95, “Statement of Cash Flows” (“SFAS 95”). SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values. The intrinsic value method as permitted under APB 25 together with the pro forma disclosures previously permitted under SFAS 123 no longer will be an alternative to financial statement recognition. Under SFAS 123R, the Company must determine the appropriate fair value model to be used for valuing share-based payments and the amortization method for attributing compensation cost to reporting periods. SFAS 95 is amended to require excess tax benefits be reported as a financing cash flow rather than as a reduction in taxes paid within the Consolidated Statement of Cash Flows.

GENUTEC BUSINESS SOLUTIONS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
March 31, 2005 and 2006
(In Thousands Except for Share and Per Share Data)

NOTE 2—RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS (Continued)

In April 2005, the SEC announced an amendment to Regulation S-X to amend the date for compliance with SFAS 123R. The amendment requires each registrant that is not a small business issuer to adopt SFAS 123R in the first fiscal year commencing after June 15, 2005. The Company is required to adopt SFAS 123R beginning October 1, 2006. The Company is currently evaluating the impact of adopting SFAS 123R. The impact of adoption is dependent on the number of unvested options, a projection of the Company’s stock price and other option valuation assumptions related to potential fiscal year 2007 stock option grants which are subject to various uncertainties, including the Company’s future share-based compensation strategy, stock price volatility, estimated forfeiture rate and employee stock option exercise behavior.

In March 2005, the SEC issued SEC Staff Accounting Bulletin No. 107 (“SAB 107”) which describes the SEC staff position on the application of SFAS 123R. SAB 107 contains interpretive and certain transitional guidance relating to the interaction between SFAS 123R and certain SEC rules and regulations including the SEC’s views regarding the valuation of share-based payment arrangements including assumptions related to expected volatility and expected term, first time adoption of SFAS 123R in an interim period, the modification of certain terms of employee share options prior to the adoption of SFAS 123R and disclosures within Management Discussion and Analysis subsequent to the adoption of SFAS123R. The Company is currently evaluating SAB 107 and its guidance and will be adopting it as part of its adoption of SFAS 123R beginning October 1, 2006.

In December 2004, FASB issued SFAS No.153, “Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29, ‘Accounting for Nonmonetary Transactions.’” The amendments made by SFAS No. 153 are based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. Further, the amendments eliminate the narrow exception for nonmonetary exchanges of similar productive assets and replace it with a broader exception for exchanges of nonmonetary assets that do not have commercial substance. Previously, APB Opinion No. 29 required that the accounting for an exchange of a productive asset for a similar productive asset or an equivalent interest in the same or similar productive asset should be based on the recorded amount of the asset relinquished. APB Opinion No. 29 provided an exception to its basic measurement principle (fair value) for exchanges of similar productive assets. The FASB believed that such exception required that some nonmonetary exchanges, although commercially substantive, be recorded on a carryover basis. By focusing the exception on exchanges that lack commercial substance, the FASB believed that SFAS No. 153 produces financial reporting that more faithfully represents the economics of the transactions. SFAS No. 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Earlier application is permitted for nonmonetary asset exchanges occurring in fiscal periods beginning after the date of issuance. The provisions of SFAS No. 153 shall be applied prospectively. The adoption of SFAS No. 154 will not have an impact on the Company’s consolidated financial position, results of operations or cash flows.

In March 2005, the FASB issued FASB Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations,” or FIN No. 47. FIN No. 47 provides guidance relating to the identification of and financial reporting for legal obligations to perform an asset retirement activity. FIN No. 47 requires recognition of a liability for the fair value of a conditional asset retirement obligation when incurred if the

GENUTEC BUSINESS SOLUTIONS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
March 31, 2005 and 2006
(In Thousands Except for Share and Per Share Data)

NOTE 2—RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS (Continued)

liability’s fair value can be reasonably estimated. FIN No. 47 also defines when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. The provision is effective no later than the end of fiscal years ending after December 15, 2005. The Company adopted FIN No. 47 beginning in the first quarter of its 2006 fiscal year. The adoption of FIN No. 47 did not have a material impact on the Company’s consolidated financial position, results of operations or cash flows.

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections” (“SFAS 154”), which replaces Accounting Principles Board (“APB”) Opinion No. 20, “Accounting Changes” (“APB 20”) and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements” (“SFAS 3”). SFAS 154 applies to all voluntary changes in accounting principle and changes the requirements for the accounting for and reporting of a change in accounting principle. SFAS 154 also requires retrospective application to prior period financial statements involving changes in accounting principle unless it is impracticable to determine either the period-specific or cumulative effect of the change. This statement also requires that a change in the method of depreciation, amortization or depletion of long-lived assets be accounted for as a change in accounting estimate that is accounted for prospectively. SFAS 154 also retains many provisions of APB 20 including those related to reporting a change in accounting estimate, a change in the reporting entity and a correction of an error and also carries forward provisions of SFAS 3 governing the reporting of accounting changes in interim financial statements. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company believes that the adoption of SFAS 154 will not have a material effect on its consolidated financial position, results of operations or cash flows.

In June 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109 (“FIN 48”), which prescribes accounting for and disclosure of uncertainty in tax positions. This interpretation defines the criteria that must be met for the benefits of a tax position to be recognized in the financial statements and the measurement of tax benefits recognized. The provisions of FIN 48 are effective as of the beginning of the Company’s 2007 fiscal year, with the cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings. The Company is currently evaluating the impact of adopting FIN 48 on its consolidated financial statements.

NOTE 3—STOCK-BASED COMPENSATION

The Company has elected to follow Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”), and related interpretations in accounting for its employee stock options and complies with the disclosure provisions of SFAS No. 123, “Accounting for Stock-Based Compensation,” and as amended by SFAS No. 148, “Accounting for Stock-Based Compensation-Transition and Disclosure”. Under the provisions of APB 25, the Company recognizes compensation expense only to the extent that the exercise price of the Company’s employee stock options is less than the market price of the underlying stock on the date of grant. SFAS No. 123 requires the presentation of pro forma information as if the Company had accounted for its employee stock options granted under the fair value method. The fair value for these options was estimated at the date of grant using the Black-Scholes option-pricing model.

GENUTEC BUSINESS SOLUTIONS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
March 31, 2005 and 2006
(In Thousands Except for Share and Per Share Data)

NOTE 3—STOCK-BASED COMPENSATION (Continued)

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the respective vesting periods. The Company’s pro forma information for the six months ended March 31, 2005 and 2006 is as follows:

	Six Months Ended
	March 31,
	2005	2006
Net income as reported	$161	$847
Deduct: Total stock-based compensation expense determined under the fair value-based method for all awards, net of tax	(77)	(169)
Pro forma net income	$84	$678
Net income per share as reported
Basic	$0.03	$0.09
Diluted	$0.02	$0.08
Net income per share pro forma
Basic	$0.01	$0.07
Diluted	$0.01	$0.06

The fair value of the Company’s stock options used to compute pro forma net income and earnings per share disclosures is estimated at the grant date using the Black-Scholes option-pricing model with the following assumptions:

	Six Months Ended
	March 31,
	2005	2006
Weighted average expected life (years)	3.0	3.0
Volatility average	41.9%	39.8%
Risk-free interest rate average	4.4%	4.3%
Expected dividends	None	None
Weighted average fair value of options granted	$2.07	$1.89

GENUTEC BUSINESS SOLUTIONS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
March 31, 2005 and 2006
(In Thousands Except for Share and Per Share Data)

NOTE 4—INCOME PER SHARE

The Company calculates net income per share in accordance with SFAS No. 128, “Earnings Per Share”. Under SFAS No. 128, basic net income per common share is calculated by dividing net income by the weighted-average number of common shares outstanding during the reporting period. Diluted net income per common share reflects the effects of potentially dilutive securities, which consist of common stock options and warrants. A reconciliation of shares used in the calculation of basic and diluted net income per share is as follows:

	Six Months Ended
	March 31,
	2005	2006
Weighted average shares outstanding—basic	5,756,151	8,360,456
Effect of dilutive securities:
Common stock options	841,064	841,064
Common stock warrants	294,079	954,417
	1,135,143	1,795,481
Weighted average shares outstanding—diluted	6,891,294	10,155,937

For the six months ended March 31, 2005 and 2006, outstanding common stock options of 1,620,473 and 1,925,240, respectively, and stock warrants of 435,525 and 1,114,947, respectively, have been excluded from the diluted net income per common share as they were antidilutive.

NOTE 5—INTANGIBLE ASSETS AND GOODWILL

Recent Acquisition

On January 26, 2006, the Company acquired certain assets of Community Alert Network, Inc. (“CAN”), a New York corporation in the emergency notification business. The assets acquired consisted of 151 contracts for emergency notification services with corporations and municipalities. Direct costs associated with the acquisition were as follows:

Cash paid	$674
Assumed contractual obligations—unearned revenue	865
Direct costs of acquisition	192
Total purchase price	$1,731

The entire purchase price was allocated to customer lists which are being amortized over five years.

In addition, the Company may be obligated to pay a percentage of contract renewals, up to a maximum of $801, over the next five years from the acquisition date. Through March 31, 2006 the Company was not obligated to pay any of this contingent purchase price.

GENUTEC BUSINESS SOLUTIONS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
March 31, 2005 and 2006
(In Thousands Except for Share and Per Share Data)

NOTE 5—INTANGIBLE ASSETS AND GOODWILL (Continued)

Intangible assets were acquired in connection with the Smart Development Corp. (“Smart”) and Simtel Corporation acquisitions in September 2005 and the Sound Media Group, Inc. (“SMG”) acquisition in July 2004. Additionally, the Company had $23,442 of goodwill recorded at September 30, 2005 and March 31, 2006 as a result of the Smart and SMG acquisitions. The following table details the intangible assets and accumulated amortization at September 30, 2005 and March 31, 2006. All intangible assets, other than goodwill, are being amortized over an estimated five year life.

	September 30, 2005		March 31, 2006
	Gross Carrying	Accumulated	Gross Carrying	Accumulated
	Amount	Amortization	Amount	Amortization
Customer base contracts—SMG	$2,200	$532	$2,200	$752
Copyrighted material	50	12	50	17
Customer list—Smart	1,200	—	1,200	120
Customer list—Simtel	655	—	655	65
Customer list—CAN	—	—	1,731	48
Totals	$4,105	$544	$5,836	$1,002

Amortization expense attributable to intangible assets for the six months ended March 31, 2005 and 2006 was $225 and $459, respectively. Estimated amortization expense for the remainder of fiscal year 2006 and the five succeeding fiscal years is as follows:

Fiscal Year		Amount
Remainder of	2006	$1,044
	2007	$1,169
	2008	$1,169
	2009	$1,076
	2010	$719
	2011	$116

NOTE 6—DEBT

Preferred Stock and Note Agreements

On September 16, 2005, the Company entered into a Preferred Stock Purchase Agreement (“Series A Preferred Stock”), Common Stock Purchase Warrant Agreement (“Warrants”), a Note Purchase Agreement (“Senior Secured Notes”) and Registration Rights Agreement with Technology Investment Capital Corp. (“TICC”) and Seaview Mezzanine Fund LP (“Seaview”). Pursuant to the agreements, the Company authorized the issuance of up to 8,333 shares and issued 20,000 shares of Series A Preferred Stock exchangeable at a rate of $1 per share into Senior Secured Notes, which are due and payable in full in September 2010, and warrants (“TICC Initial Warrants”), initially exercisable to purchase an aggregate of 389,000 shares of common stock (subject to adjustment as provided in the Warrants), at an initial exercise price of $6.00 per share (subject to adjustment as provided in the Warrants). The Warrants are exercisable in whole or in part at any time and from time to time during the period commencing on the

GENUTEC BUSINESS SOLUTIONS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
March 31, 2005 and 2006
(In Thousands Except for Share and Per Share Data)

NOTE 6—DEBT (Continued)

date of issuance thereof and ending on September 16, 2010. The Company also granted Seaview the right to purchase Series A Preferred Share at the same price per share of Series A Preferred Stock issued to TICC. In November 2005, the Company issued and sold to Seaview, 5,000 shares of Series A Preferred Stock and Warrants (the “Seaview Initial Warrants”) initially exercisable to purchase an aggregate number of shares of the Company’s common stock equal to 25% of the aggregate number of such shares for which the TICC Initial Warrants were then exercisable (97,250), at the same exercise price per share as the TICC Initial Warrants ($6.00) for an aggregate purchase price of $5 million.

Preferences of Series A Preferred Stock

The Preferred Stock holders are entitled to receive, when and as declared by the Board of Directors, cumulative dividends payable in cash, which shall accrue, whether or not  declared, from the date of issuance. Dividends are payable in the same manner and at the same applicable interest rate as the Senior Secured Notes (see below).

Applicable Interest and Dividend Rate

The applicable interest rate and dividend rate is defined as (a) with respect to the initial interest rate period, a rate per annum equal to 9.0%; provided that (i) if a qualified equity financing, as defined, does not occur on or prior to March 16, 2006, then effective as of that day the applicable interest rate shall increase to 10.0% per annum and shall remain at such rate for the remainder of the initial interest rate period, and (ii) if a qualified equity financing does not occur on or prior to June 16, 2006, then effective as of that day the applicable interest rate shall increase to 10.5% per annum and shall remain at such rate for the remainder of the initial interest rate period; and (b) with respect to any interest rate period thereafter, a rate per annum equal to the sum of (i) LIBOR for such interest rate period plus (ii) 5.25% plus (iii) the applicable additional rate; provided that in no event shall the applicable interest rate for any interest rate period subsequent to the initial interest rate period be less than the sum of 8.0% per annum plus the applicable additional rate or greater than the sum of 11.0% per annum plus the applicable additional rate. Additional rate is defined as a rate per annum equal to: (i) 0.0%, if a qualified equity financing shall occur on or prior to March 16, 2006, (ii) 1.0%, if a qualified equity financing shall not occur on or prior to March 16, 2006 but shall occur on or prior to June 16, 2006, or (iii) 1.5%, if a qualified equity financing shall not occur on or prior to June 16, 2006.

As of March 16, 2006, and June 16, 2006, the applicable interest rate increased to 10% and 10.5% per annum, respectively, as the Company had not completed a qualified equity financing by these respective date.

Purchase Option

Pursuant to the terms of the Preferred Stock Purchase Agreement, TICC and the Company agreed that immediately following the purchase of the Preferred Shares and Warrants by Seaview in November 2005, the Company would repurchase from TICC 5,000 shares of Series A Preferred Stock, together with TICC Initial Warrants exercisable to purchase an aggregate number of shares of the

GENUTEC BUSINESS SOLUTIONS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
March 31, 2005 and 2006
(In Thousands Except for Share and Per Share Data)

NOTE 6—DEBT (Continued)

Company’s common stock equal to the aggregate number for which the Seaview Initial Warrants are initially exercisable, for a purchase price equal to the sum of $5 million plus the aggregate amount of all unpaid dividends accrued in respect of such repurchased shares from the Initial Closing Date to the Second Closing Date, payable in cash on the Second Closing Date. Immediately after the purchase of Preferred Stock and Warrants by Seaview, as described above, the Company repurchased shares of Series A Preferred Stock and Warrants in the same amount and cost as the Series A Preferred Stock and Warrant issued to Seaview. The TICC Preferred Shares and TICC Initial Warrants so repurchased were cancelled and are not allowed to be reissued.

Exchange Option

TICC and Seaview (“Purchasers”) have the option to exchange any or all of the outstanding Series A Preferred Shares owned for Senior Secured Notes, at the rate of $1 principal amount of Senior Secured Notes for each Series A Preferred Share. On December 14, 2005, the Purchasers of the Company’s Series A Preferred Stock converted their shares to Senior Secured Notes at the rate of $1 per share.

Liquidation and Redemption Rights of the Notes

The Senior Secured Notes are due in full on September 16, 2010 together with all unpaid and accrued dividends or interest. The Senior Secured Notes are also mandatorily redeemable in full and in the same manner upon receipt by the Company or its subsidiaries of any net cash proceeds resulting from:

a)               any initial public offering or other public or private offering, issuance and sale of equity interests of the Company, other than net cash proceeds received in connection with (A) a qualified equity financing completed on or prior to June 16, 2006, (B) issuances of equity interests of the Company as full or partial consideration for or to finance a permitted acquisition, (C) any issuance relating solely to employee benefit plans or solely to a transaction described in Rule 145(a) of the SEC, and (D) the sale of the TICC Preferred Shares to Seaview,

b)              the issuance and sale of debt securities of the Company or any of its subsidiaries or of any other incurrence of indebtedness by the Company and its subsidiaries (other than the issuance and sale of the Senior Secured Notes and the incurrence of indebtedness pursuant to the Note Purchase Agreement),

c)               a sale of the Company, or any other sale or other disposition of assets or property of the Company or its subsidiaries, other than in the ordinary course of business, or

d)              the receipt of payment due from any policy of property or casualty insurance in respect of any loss or damage to collateral or other assets or property of the Company or its subsidiaries covered by such policy.

The Company, at its option, may prepay at any time all or from time to time any part of the principal amount of the Senior Secured Notes, together with accrued but unpaid interest on the principal amount being prepaid to the date of such prepayment and, with respect to any prepayment made on or prior to the first anniversary of the initial closing date, a prepayment charge equal to 5.0% of the principal amount

GENUTEC BUSINESS SOLUTIONS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
March 31, 2005 and 2006
(In Thousands Except for Share and Per Share Data)

NOTE 6—DEBT (Continued)

being prepaid. No such prepayment charge shall be payable in the event that such prepayment is made out of the net cash proceeds of a substantially concurrent sale of the Company or qualified equity financing.

Additional Warrants

Pursuant to the Preferred Stock Agreement, if, on or prior to the first anniversary of the initial closing date, the Company has not completed a qualified IPO, as defined, then on such date the Company is required to issue to each of the Purchasers, pro rata in accordance with the respective amounts of the aggregate liquidation price of preferred shares held by them and/or the aggregate principal amount of Notes held by them, without the payment of any additional consideration by the Purchasers, additional warrants (the “Additional Warrants”) initially exercisable to purchase an aggregate of 83,333 shares of the Company’s common stock (subject to adjustment) at an initial exercise price of $6.00 per share.

Company’s Option to Repurchase the Warrants

Pursuant to the Preferred Stock Agreement, if, at any time while any warrants are outstanding and unexercised, the Company shall complete a qualified IPO, as defined, and the initial offering price to the public per share of the Company’s common stock issued and sold in such Qualified IPO is equal to or greater than $15.00 (subject to adjustment), the Company shall have the right to repurchase from each such holder, all unexercised warrants then held by such holders at a purchase price equal to the product of $.03 multiplied by the number of shares of Company common stock for which such warrants can then be exercised.

Adjustments to Warrants

The number of TICC and Seaview Warrants (“Warrants”) and the related exercise prices shall be subject to adjustment. If and whenever on or after the date of issuance of the Preferred Stock the Company issues or sells, or in accordance with the agreements is deemed to have issued or sold any shares of common stock for a consideration per share of less than the greater of (a) the market price per share of common stock as of the date of such issuance or sale or (b) $6.00 per share, then the number of Warrants shall be increased, as per a formula stated in the respective warrant agreements. In addition, upon each adjustment in the number of Warrants, the exercise price shall also be adjusted based on a formula defined in the respective warrant agreements.

Redemption of Warrants

If, on or before the expiration date of the Warrants, (i) the holder has not exercised the Warrants in whole and (ii) the Company has not completed a qualified IPO, as defined, then the holder, upon the written consent of the majority holders, may elect to require the Company to redeem the Warrants for an amount in cash (“Warrant Redemption Price”). The Warrant Redemption Price is equal to the product of (i) the market price per share of common stock as of the expiration date, less the exercise price per share, multiplied by (ii) the number of warrants at the time in effect.

GENUTEC BUSINESS SOLUTIONS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
March 31, 2005 and 2006
(In Thousands Except for Share and Per Share Data)

NOTE 6—DEBT (Continued)

Guaranteed Rate of Return

The Note Purchase Agreement includes a provision that guarantees the lenders a total rate of return equal to the internal rate of return per annum realized or deemed realized by the note holders on their combined investment. The total return will be calculated by including all payments and distributions received and the gain on the Warrants issued to the lenders. If this total rate of return (calculated on or after the first anniversary of the effective date of the Company’s initial public offering, the arithmetic mean of the Company’s stock price in such a period is $18.00 or more as adjusted for dividends, stock splits or similar events and the Company common stock shall be listed on a United States national securities exchange or on the Nasdaq National Market) is less than 15% per annum, the Company is to pay a makeup payment payable in shares of the Company’s common stock. Pursuant to the Note Purchase Agreement, the makeup payment in common stock is not to exceed 389,000 shares, with the remaining difference payable in cash.

Covenants

The Note Purchase Agreement contains the following financial covenants that require the Company to:

•       not incur any capital expenditures or any contractual commitment if the aggregate consolidated amount in any fiscal year exceeds $400;

•       maintain certain minimum interest coverage ratios;

•       maintain certain maximum leverage ratios;

•       maintain certain minimum EBITDA amounts;

•       maintain certain minimum consolidated revenues; and

•       maintain consolidated quarterly cash balances greater than $500.

The Note Purchase Agreement includes restrictive loan covenants, two of which require the maintenance of a minimum EBITDA, as defined, and revenue levels on a twelve calendar month period for the period December 31, 2005 through June 30, 2010 ranging from $5,187 to $10,155 for minimum EBITDA and $16,493 to $29,497 for revenue. In addition to the above financial covenants, the Note Purchase Agreement, as amended, required that the Company file with the SEC either (i) a registration statement on Form 10 under the Exchange Act with respect to the Company’s common stock or (ii) a registration statement on Form S-1 under the Securities Act on or prior to December 15, 2005. As of March 31, 2006, the Company was in compliance with the above noted financial covenants but was out of compliance with the requirement that the Company file a Registration Statement, as defined, on or prior to December 15, 2005. Refer to Note 10 for discussion regarding this matter.

GENUTEC BUSINESS SOLUTIONS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
March 31, 2005 and 2006
(In Thousands Except for Share and Per Share Data)

NOTE 6—DEBT (Continued)

Event of Default

Upon the occurrence of any such event of default, the purchasers shall have the right, upon written notice to the Company from the majority purchasers, immediately to sell to the Company, and the Company shall have the obligation immediately to redeem and repurchase from each purchaser all of the outstanding Series A Preferred Stock held by such purchaser for a purchase price in cash equal to $1 per Series A Preferred Stock plus all unpaid dividends accrued thereon to the date of such repurchase, and the amount (if any) of the repurchase premium that would have been payable if the Series A Preferred Stock had then been voluntarily repurchased, and the Company shall further immediately pay to the purchasers all expenses, costs, indemnification amounts and other amounts owed to the Purchasers under the agreements. Events of default, as defined in the Note Purchase Agreement, are as follows:

•       failure to comply with requirements contained in the Series A Preferred Stock and Note Purchase Agreement;

•       failure to redeem or repurchase any Series A Preferred Stock;

•       failure to pay any dividends or interest;

•       failure to comply with the covenants unless cured within 30 days;

•       any default by the Company or its subsidiaries under any instrument in the aggregate principal amount of at least $500 that results in such obligation becoming due and payable prior to maturity;

•       a liquidity event, as defined, occurs;

•       as of the first anniversary of the Initial Closing Date, neither an initial public offering shall have occurred nor the registration statement have been declared effective by the SEC;

•       any material adverse effect shall occur;

•       certain events of bankruptcy or insolvency of the Company or any of its subsidiaries; and

•       any representation or warranty under the arrangement that is untrue or incorrect in any material respect.

Accounting Treatment

The proceeds to the Company for the Series A Preferred Stock and Warrants issued to TICC were $20 million. Transaction fees related to the Series A Preferred Stock and Warrant agreements totaled $1.1 million, which was capitalized as debt issuance costs and is being amortized over the life of the Senior Secured Notes through interest expense. During the six months ended March 31, 2006, $108 of loan fees had been amortized. During the six months ended March 31, 2006, $986 of interest expense related to this debt had been recorded.

In accordance with SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of Liabilities and Equity”, the Series A Preferred Stock was classified as a liability through the date the Series A Preferred Stock was converted into Senior Secured Notes, as the redemption date of the Series A

GENUTEC BUSINESS SOLUTIONS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
March 31, 2005 and 2006
(In Thousands Except for Share and Per Share Data)

NOTE 6—DEBT (Continued)

Preferred Stock occurs upon a certain date and the Series A Preferred Stock is more akin to debt. In accordance with SFAS No. 150, the Series A Preferred Stock has been valued at its fair value of $20 million without taking into consideration the other features of the arrangement.

As of September 30, 2005, the Company ascribed a value of $972 related to the issuance of the TICC and Seaview Initial Warrants to purchase 472,333 shares of the Company’s common stock at an exercise price of $6.00 per share. The fair value ascribed to the TICC Initial Warrants was estimated using the Black-Scholes pricing model with the following assumptions:

Stock price of $6.00;
Exercise price of $6.00;
Contractual term of 5 years;
Volatility of 40.47%;
Expected yield of 0%; and
Risk-free interest rate of 4.11%

The TICC and Seaview Warrants issued are considered free-standing derivatives accounted for under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS No. 133”). In addition, as the Warrants are redeemable for cash, the Warrants have been classified as a liability pursuant to Emerging Issues Task Force (“EITF”) 00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock. The fair value of the Warrants will be marked to market at each reporting date with changes recorded in the statement of operations until such Warrants qualify as equity. During the six months ended March 31, 2006, the Company recorded a $43 reduction in the warrant liability which is recorded as other income in the accompanying consolidated statements of income.

In accordance with SFAS No. 133, the Company determined that the obligation to issue Additional Warrants, the Company’s Option to Repurchase the Warrants, the Redemption of Warrants, and the Guaranteed Rate of Return meet the criteria of embedded derivatives. Therefore, these provisions have been bifurcated and accounted for as a derivative. As stated in FASB Derivatives Implementation Group (“DIG”) Statement 133 Implementation Issue No B15, “Embedded Derivatives: Separate Accounting for Multiple Derivative Features Embedded in a Single Hybrid Instrument”, the above derivatives have been combined and valued as one derivative.

The Company obtained a valuation from a third party in identifying and valuing the embedded derivatives. As of September 30, 2005, the obligation to issue Additional Warrants is immaterial as the Company believed it had adequate time to complete a Qualified IPO, as defined, prior to September 16, 2006. Refer to Note 10 for further discussion regarding this matter. The Company’s Option to Repurchase the Warrants is an asset to the Company however there is little likelihood of the warrant holders not exercising their in-the-money warrants during the 30 day window and therefore no value is assigned to this option. The value of Redemption of Warrants is already accounted for in the Black-Scholes valuation of the TICC and Seaview Initial Warrants of and as such is part of the $972 booked as warrant liability at September 30, 2005. As for the Guaranteed Rate of Return no value is assigned to this guarantee as the Company was paying 10% (as of March 31, 2006) on the dividends and has assigned $972 of value to the

GENUTEC BUSINESS SOLUTIONS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
March 31, 2005 and 2006
(In Thousands Except for Share and Per Share Data)

NOTE 6—DEBT (Continued)

warrants issued in conjunction with the preferred stock which combined yields in excess of the 15% return. The value of such derivatives will be re-assessed at each reporting period with changes in value, if any, recorded in the statement of operations. During the six months ended March 31, 2006, the Company recorded a mark-to-market valuation adjustment to the warrant liability in the amount of $43 which is recorded as other income in the accompanying consolidated income statements.

NOTE 7—INCOME TAXES

During the six months ended March 31, 2006, the valuation allowance recorded against the net deferred tax asset was reduced to $0 from a balance of $263 at September 30, 2005 as a result of taxable income recognized during that period.

NOTE 8—TRANSACTIONS WITH RELATED PARTIES

During the six months ended March 31, 2006, the Company sold services to a customer that is also a shareholder. Sales to this customer for the six months ended March 31, 2006 were $861. As of March 31, 2006, the Company had an outstanding accounts receivable balance with this customer of $110, and a notes receivable balance of $148. There were no transactions with this related party during the six months ended March 31, 2005.

In connection with the acquisition of SMG in July 2004, the Company assumed reseller agreements with certain third party vendors of SMG to provide services to previous clients of SMG. The Company agreed to pay a commission to two resellers, who, in turn, have agreed to furnish between 5% and 10% of the gross revenue generated by certain of SMG’s former clients directly to Matt Pekarek, the Company’s executive vice president. During the six months ended March 31, 2005 and 2006, Mr. Pekarek was paid $6 and approximately $8, respectively, pursuant to this agreement.

On October 1, 2004, the Company entered into an agreement with Davis Marketing Corp. NV (“Davis”) for a period of one year, whereby Davis agreed to provide the Company with certain marketing services in exchange for warrants and a percentage of the profit derived from certain new business activities. Pursuant to this agreement, the Company issued five-year warrants to purchase an aggregate of 50,000 shares of the Company’s common stock, each at an exercise price of $6.00 per share, between October 2004 and September 2005 to Davis. Roy M. Cox, Jr., the Company’s executive vice president, marketing, owns 100% of the outstanding capital stock of Davis Marketing Corp. NV and serves as its president and chief executive officer. This contract expired on October 1, 2005. As of March 31, 2006, the Company was not obligated to pay a percentage of profits to Davis pursuant to this agreement.

NOTE 9—COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Company is subject to various claims and litigation. Management of the Company believes that such matters will not have a material adverse effect on the Company’s results of operations, liquidity or financial condition.

GENUTEC BUSINESS SOLUTIONS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
March 31, 2005 and 2006
(In Thousands Except for Share and Per Share Data)

NOTE 10—SUBSEQUENT EVENTS

On July 5, 2006, the Board of Directors approved a proposed reincorporation merger whereby the Company will merge with and reincorporate into a newly-formed Delaware corporation as the surviving corporation. The reincorporation merger will take effect prior to the effectiveness of the Company’s Registration Statement on Form S-1 for the initial registration of its common stock. In connection with the reincorporation, the Company’s Board of Directors approved a 1-for-3 reverse stock split of common stock. All share and per share amounts relating to common stock, stock options and warrants included in the accompanying consolidated financial statements and footnotes have been restated to reflect the reverse stock split.

On July 21, 2006, the Company amended its Note Purchase Agreement with TICC and Seaview (the “Amendment”). As discussed in Note 6, the Note Purchase Agreement, as amended, included a covenant requirement that the Company file a registration statement, as defined, on or prior to December 15, 2005. The Company was not in compliance with this covenant as of March 31, 2006. The Amendment extends the date by which the Company is required to file a registration statement to August 15, 2006 and provides for a waiver covering all periods of non-compliance prior to the date of the Amendment. In addition, the Amendment modifies certain other financial covenants, which are further discussed in Note 6, for the quarter ended June 30, 2006. The Company was in compliance with the modified covenants as of June 30, 2006. In consideration for such Amendment, the Company paid $100 which will be amortized over the remaining life of the Senior Secured Notes.

As further discussed in Note 6, the Company has an obligation to issue Additional Warrants to the Purchasers if it has not completed a qualified initial public offering, as defined, by September 16, 2006. Because the Company was not able to file a registration statement with the Securities and Exchange Commission in connection with a proposed initial public offering by June 30, 2006, the Company no longer believes that it can complete a qualified initial public offering, as defined, by September 16, 2006. As a result, the Company believes that it has an obligation to issue Additional Warrants as of June 30, 2006. The Additional Warrants will be issued on or subsequent to September 16, 2006. The fair value of these Additional Warrants was determined to be $194 as of June 30, 2006 and has been recorded as a warrant liability in the consolidated balance sheets as of that date. The Company estimated the fair value of these Additional Warrants using the Black-Scholes option pricing model with the following assumptions as June 30, 2006:  expected life of 4.25 years; risk free interest rate of 5.1%; volatility of 38.9% and no dividends. The fair value of this warrant liability will be reassessed each reporting period with the changes in value, if any, recorded in the consolidated income statements.

In August 2006, the Company determined that certain offers and sales of common stock, options and warrants may not have complied with the exemptions from registration available under the Securities Act and similar provisions of applicable state securities laws. In order to address the possible contingent liabilities, the Company plans to make a rescission offer soon after the effective date of the Company’s registration statement on Form S-1 to the participants in these offers and sales. The rescission offer will be kept open for at least 20 business days and will be registered under the Securities Act and qualified in each state where qualification is required under applicable state securities laws. If the rescission offer is accepted by all offerees, the Company could be required to make an aggregate payment to the holders of these shares of common stock, options and warrants of up to approximately $8.0 million, plus statutory interest. The Company will offer to rescind prior purchases of its common stock for an amount equal to the

GENUTEC BUSINESS SOLUTIONS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
March 31, 2005 and 2006
(In Thousands Except for Share and Per Share Data)

NOTE 10—SUBSEQUENT EVENTS (Continued)

price paid for the shares plus interest, calculated from the date of purchase through the date on which the rescission offer expires, at the applicable statutory interest rate per year. With respect to outstanding options to purchase the Company’s common stock that are subject to the rescission offer, the Company will offer to rescind the entire option grant, regardless of whether the option is vested, in exchange for an amount equal to 20% of the aggregate exercise price for the entire option, plus interest, calculated from the date of grant of the option through the date on which the rescission offer expires, at the applicable statutory interest rate per year. With respect to outstanding warrants to purchase the Company’s common stock that are subject to the rescission offer, the Company will offer to rescind the entire warrant in exchange for an amount equal to 20% of the aggregate exercise price for the entire warrant, plus interest, calculated from the date of grant of the warrant through the date on which the rescission offer expires, at the applicable statutory interest rate per year.

The Company’s liability under this rescission offer is not currently reasonably estimable. Accordingly, the Company has not recorded a liability as of June 30, 2006.

On August 14, 2006, the Company’s Board of Directors authorized the filing of a Registration Statement on Form S-1 for the initial registration of the Company’s common stock.

GenuTec Business Solutions, Inc.

[                         ]

Shares of Common Stock

PROSPECTUS

Until                           , 2006, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to their unsold allotments or subscriptions.

Ladenburg Thalmann & Co. Inc.	Roth Capital Partners

, 2006

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.         Other Expenses of Issuance and Distribution.

The following table sets forth all costs and expenses, other than underwriting discounts and commissions, to be paid in connection with the sale of the common stock being registered hereunder, all of which will be paid by us. All of the amounts shown are estimates except for the SEC registration fee, the Nasdaq Global Market application fee and the NASD filing fee.

SEC registration fee		$2,675
NASD filing fee	$3,000
Nasdaq application fee			*
Printing expenses			*
Legal fees and expenses			*
Accounting fees and expenses			*
Blue sky fees and expenses			*
Miscellaneous			*
Total	$		*

                 * To be provided by an amendment to this registration statement.

ITEM 14.         Indemnification of Directors and Officers.

Our certificate of incorporation limits, to the maximum extent permitted by Delaware law, the personal liability of directors for monetary damages for breach of their fiduciary duties as a director. Our certificate of incorporation and bylaws provide that we shall indemnify our officers and directors and may indemnify our employees and other agents to the fullest extent permitted by Delaware law.

Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify any person made a party to an action (other than an action by or in the right of the corporation) by reason of the fact that he or she was a director, officer, employee or agent of the corporation or was serving at the request of the corporation against expenses (including attorneys’ fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action (other than an action by or in the right of the corporation), has no reasonable cause to believe his or her conduct was unlawful. As permitted by our bylaws, we intend to enter into indemnification agreements with our officers and directors.

Our directors and officers are covered by insurance policies indemnifying against certain liabilities, including certain liabilities arising under the Securities Act, which might be incurred by them in such capacities and against which they cannot be indemnified by us.

Reference is made to the indemnification and contribution provisions of the Underwriting Agreement to be filed by amendment as Exhibit 1.1 to this Registration Statement.

ITEM 15.         Recent Sales of Unregistered Securities.

The following is a summary of transactions by us from January 2003 through the date hereof involving sales of our securities that were not registered under the Securities Act:

Since January 1, 2003, we issued the following securities which were not registered under the Securities Act. We did not employ any form of general solicitation or advertising in connection with the offer and sale of the securities described below. In addition, we believe the purchasers of the securities are “accredited investors” for the purpose of Rule 501 of the Securities Act. For these reasons, among others, the offer and sale of the following securities were made in reliance on the exemption from registration provided by Section 4(2) of the Securities Act or Regulation D promulgated by the SEC under the Securities Act, as amended:

•       Between September 2004 and August 2005, we issued 99,167 shares of our common stock to eight accredited investors at a purchase price of $6.00 per share, or an aggregate of $595,000. In connection with this transaction, we sold 7,333 shares of common stock to four accredited investors, valued at $6.00 per share, or an aggregate of $43,998, as payment of a finder’s fees.

•       On September 21, 2005, we issued 1,163,750 shares of our common stock to two accredited investors, at a purchase price of $6.00 per share, in partial consideration for the acquisition of Smart.

•       On September 16, 2005, we issued to Technology Investment Capital Corp., or TICC, at an aggregate purchase price of $20,000,000, 20,000 shares of our Series A Preferred Stock, exchangeable at a rate of $1,000 per share into our senior secured notes due and payable on September 16, 2010. On November 16, 2005, Seaview Mezzanine Fund, L.P., or Seaview, acquired 5,000 of these shares of Series A Preferred Stock, with TICC holding the remaining 15,000 shares. All of these shares of Series A Preferred Stock were converted into our senior secured notes on December 14, 2005.

•       On September 16, 2005, in connection with the Series A placement described immediately above, we issued TICC five-year warrants to purchase 875,250 shares of our common stock at an initial exercise price of $6.00 per share. On November 16, 2005, Seaview acquired five-year warrants to purchase 291,750 shares of our common stock, at an initial exercise price of $6.00 per share. These warrants are fully vested, immediately exercisable and may be exercised by means of a “cashless” exercise.

In addition to the foregoing offers and sales, we have offered and sold options to purchase 1,905,073 shares of common stock, warrants to purchase 600,613 shares of common stock, and 2,347,745 shares of our common stock. These transactions may not have been exempt from registration or qualification requirements under federal or state securities laws. Consequently, certain of the options and warrants we granted, the shares issued upon exercise of these options and certain other issuances of our common stock may have been issued in violation of federal or state securities laws, or both, and may be subject to rescission. Please refer to our discussion under “Rescission Offer” for a more complete discussion of these transactions and our intended rescission offer.

ITEM 16.         Exhibits and Financial Statement Schedules.

(a)   Exhibits

Exhibit No.	Document
1.1	Form of Underwriting Agreement.**
2.1

Asset Purchase Agreement, dated July 14, 2004, by and among GenuTec Business Solutions, Inc., GenuTec Marketing, Inc., Sound Media Group, Inc., Breaking Free, Inc., Scott Presta, Tony Tseng, Aaron Jones and Andy Salisbury.

2.2

Amended and Restated Agreement and Plan of Merger, dated September 14, 2005, by and among GenuTec Business Solutions, Inc., Smart Development Corp., SDI Acquisition Corp., Smart Development, LLC, Johan Hendrik Smit Duyzentkunst and Ion Automation Services BV.

3.1	Articles of Incorporation of GenuTec Business Solutions, Inc., as currently in effect.
3.2	Bylaws of GenuTec Business Solutions, Inc., as currently in effect.
4.1	Specimen Class A Voting common stock certificate.
4.2	Form of Underwriter Warrant.**
4.3

Investor Rights Agreement, dated as of July 14, 2004, by and among GenuTec Business Solutions, Inc., Sound Media Group, Inc., Trefethen Capital Partners, LLC and certain shareholders of GenuTec Business Solutions, Inc.

4.4	Registration Rights Agreement, dated as of September 14, 2005, between GenuTec Business Solutions, Inc., Johan Hendrik Smit Duyzentkunst and Olaf Geurs.
4.5	Registration Rights Agreement, dated as of September 16, 2005, between GenuTec Business Solutions, Inc., Technology Investment Capital Corp. and Seaview Mezzanine Fund LP.
4.6	Common Stock Purchase Warrant dated November 16, 2006 for the benefit of Technology Investment Capital Corp.
4.7	Common Stock Purchase Warrant dated November 16, 2006 for the benefit of Seaview Mezzanine Fund, LP.
5.1	Opinion of Stradling Yocca Carlson & Rauth, a Professional Corporation.**
10.1	GenuTec Business Solutions, Inc. 1996 Stock Option Plan.
10.2	Form of Stock Option Agreement under GenuTec Business Solutions, Inc. 1996 Stock Option Plan.
10.3	Employment Agreement, dated as of January 2, 2003, by and between GenuTec Business Solutions, Inc. and Lee Danna.(1)
10.4	Employment Agreement, dated March 21, 2005, by and between GenuTec Business Solutions, Inc. and Farzad Hoorizadeh.(1)
10.5	Employment Agreement, dated September 2, 2005, by and between GenuTec Business Solutions, Inc. and Edward P. Rutherford.(1)
10.6	Preferred Stock and Warrant Purchase Agreement, dated as of September 16, 2005, by and among GenuTec Business Solutions, Inc., Technology Investment Capital Corp. and Seaview Mezzanine Fund LP.
10.7	Note Purchase Agreement, dated September 16, 2005, by and among GenuTec Business Solutions, Inc., Technology Investment Capital Corp. and Seaview Mezzanine Fund LP.
10.8	Pledge and Security Agreement, dated September 16, 2005, by and among GenuTec Business Solutions, Inc., GenuTec Marketing, Inc., Smart Acquisition, LLC and Technology Investment Capital Corp.

10.9	Amendment No. 1 to Note Purchase Agreement, dated October 24, 2005, by and between GenuTec Business Solutions, Inc., Technology Investment Capital Corp. and Seaview Mezzanine Fund LP.
10.10	Amendment No. 2 to Note Purchase Agreement, dated July 21, 2006, by and between GenuTec Business Solutions, Inc., Technology Investment Capital Corp. and Seaview Mezzanine Fund LP.
10.11	Sublease Agreement, dated September 27, 2005, between GenuTec Business Solutions, Inc. and Corvel Corporation.
16.1	Letter from Stonefield Josephson, Independent Registered Public Accounting Firm.**
21.1	Subsidiaries of Registrant.
23.1	Consent of Singer Lewak Greenbaum & Goldstein, LLP Independent Registered Public Accounting Firm.
23.2	Consent of Stradling Yocca Carlson & Rauth, a Professional Corporation (included in Exhibit 5.1).**
24.1	Power of Attorney (included on the signature page to this Registration Statement).

          ** To be provided by an amendment to this registration statement

       (1) Indicates management contract or compensatory plan or arrangement.

ITEM 17.         Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)   For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)   For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Laguna Niguel, State of California, on August 14, 2006.

GENUTEC BUSINESS SOLUTIONS, INC.
By:	/s/ LEE J. DANNA
Lee J. Danna
President and Chief Executive Officer

POWER OF ATTORNEY

We, the undersigned directors and officers of GenuTec Business Solutions, Inc., do hereby constitute and appoint Lee J. Danna and Farzad Hoorizadeh, or either of them, our true and lawful attorneys-in-fact and agents, each with full power to sign for us or any of us in our names and in any and all capacities, any and all amendments (including post-effective amendments) to this registration statement, or any related registration statement that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto and other documents required in connection therewith, and each of them with full power to do any and all acts and things in our names and in any and all capacities, which such attorneys-in-fact and agents, or either of them, may deem necessary or advisable to enable GenuTec Business Solutions, Inc. to comply with the Securities Act of 1933, as amended, and any rules, regulations, and requirements of the SEC, in connection with this registration statement; and we hereby do ratify and confirm all that the such attorneys-in-fact and agents, or either of them, shall do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ LEE J .DANNA	Chairman of the Board,	August 14, 2006
Lee J. Danna	President and Chief Executive Officer
(principal executive officer)
/s/ FARZAD HOORIZADEH	Chief Financial Officer	August 14, 2006
Farzad Hoorizadeh	(principal financial and accounting
officer)
/s/ LAWNAE HUNTER	Director	August 14, 2006
Lawnae Hunter
/s/ MICHAEL TAUS	Director	August 14, 2006
Michael Taus
/s/ JOHAN HENDRIK SMIT DUYZENTKUNST	Director	August 14, 2006
Johan Hendrik Smit Duyzentkunst
/s/ JOSEPH LATORRE	Director	August 14, 2006
Joseph LaTorre

Exhibit Index

Exhibit No.	Document
1.1	Form of Underwriting Agreement.**
2.1

Asset Purchase Agreement, dated July 14, 2004, by and among GenuTec Business Solutions, Inc., GenuTec Marketing, Inc., Sound Media Group, Inc., Breaking Free, Inc., Scott Presta, Tony Tseng, Aaron Jones and Andy Salisbury.

2.2

Amended and Restated Agreement and Plan of Merger, dated as of September 14, 2005, by and among GenuTec Business Solutions, Inc., Smart Development Corp., SDI Acquisition Corp., Smart Development, LLC, Johan Hendrik Smit Duyzentkunst and Ion Automation Services BV.

3.1	Articles of Incorporation of GenuTec Business Solutions, Inc.
3.2	Bylaws of GenuTec Business Solutions, Inc.
4.1	Specimen Class A Voting common stock certificate.
4.2	Form of Underwriter Warrant.**
4.3

Investor Rights Agreement, dated as of July 14, 2004, by and among GenuTec Business Solutions, Inc., Sound Media Group, Inc., Trefethen Capital Partners, LLC and certain shareholders of GenuTec Business Solutions, Inc.

4.4	Registration Rights Agreement, dated as of September 14, 2005, between GenuTec Business Solutions, Inc., Johan Hendrik Smit Duyzentkunst and Olaf Geurs.
4.5	Registration Rights Agreement, dated as of September 16, 2005, between GenuTec Business Solutions, Inc., Technology Investment Capital Corp. and Seaview Mezzanine Fund LP.
4.6	Common Stock Purchase Warrant dated November 16, 2006 for the benefit of Technology Investment Capital Corp.
4.7	Common Stock Purchase Warrant dated November 16, 2006 for the benefit of Seaview Mezzanine Fund, LP.
5.1	Opinion of Stradling Yocca Carlson & Rauth, a Professional Corporation.**
10.1	GenuTec Business Solutions, Inc. 1996 Stock Option Plan.
10.2	Form of Stock Option Agreement under GenuTec Business Solutions, Inc. 1996 Stock Option Plan.
10.3	Employment Agreement, dated as of January 2, 2003, by and between GenuTec Business Solutions, Inc. and Lee Danna.(1)
10.4	Employment Agreement, dated March 21, 2005, by and between GenuTec Business Solutions, Inc. and Farzad Hoorizadeh.(1)
10.5	Employment Agreement, dated September 2, 2005, by and between GenuTec Business Solutions, Inc. and Edward P. Rutherford.(1)
10.6	Preferred Stock and Warrant Purchase Agreement, dated as of September 16, 2005, by and among GenuTec Business Solutions, Inc., Technology Investment Capital Corp. and Seaview Mezzanine Fund LP.
10.7	Note Purchase Agreement, dated September 16, 2005, by and among GenuTec Business Solutions, Inc., Technology Investment Capital Corp. and Seaview Mezzanine Fund LP.
10.8	Pledge and Security Agreement, dated September 16, 2005, by and among GenuTec Business Solutions, Inc., GenuTec Marketing, Inc., Smart Acquisition, LLC and Technology Investment Capital Corp.

10.9	Amendment No. 1 to Note Purchase Agreement, dated October 24, 2005, by and between GenuTec Business Solutions, Inc., Technology Investment Capital Corp. and Seaview Mezzanine Fund LP.
10.10	Amendment No. 2 to Note Purchase Agreement, dated July 21, 2006, by and between GenuTec Business Solutions, Inc., Technology Investment Capital Corp. and Seaview Mezzanine Fund LP.
10.11	Sublease Agreement, dated September 27, 2005, between GenuTec Business Solutions, Inc. and Corvel Corporation.
16.1	Letter from Stonefield Josephson, Independent Registered Public Accounting Firm**
21.1	Subsidiaries of Registrant.
23.1	Consent of Singer Lewak Greenbaum & Goldstein LLP, Independent Registered Public Accounting Firm.
23.2	Consent of Stradling Yocca Carlson & Rauth, a Professional Corporation (included in Exhibit 5.1).**
24.1	Power of Attorney (included on the signature page to this Registration Statement).

          ** To be provided by an amendment to this registration statement

       (1)  Indicates management contract or compensatory plan or arrangement